Filed Pursuant to Rule 424(b)(4)
Registration Statement No. 333-128687

PROSPECTUS

3,900,000 Shares

Common Stock

This is our initial public offering of common stock. We are selling all of the shares.

Prior to this offering, no public market existed for the shares. The common stock has been approved for quotation on the Nasdaq National Market under the symbol “DMGI.”

This offering involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment. See “ Risk Factors” beginning on page 4.

	Per Share	Total
Public offering price	$9.75	$38,025,000
Underwriting discount(1)	$0.78	$3,042,000
Proceeds to Digital Music Group, Inc.	$8.97	$34,983,000

(1)	Includes a non-accountable expense allowance in the amount of 1% of the gross proceeds, or $0.0975 per share ($380,250 in total) payable to the representatives of the underwriters.

The underwriters may also purchase up to an additional 585,000 shares from us at the public offering price, less the underwriting discount, within 45 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about February 7, 2006.

I-Bankers Securities, Inc.	FTN Midwest Securities Corp.

The date of this prospectus is February 2, 2006.

DIGITAL MUSIC GROUP
We Acquire Digital Rights to Sound Recordings
We Digitize from Physical Formats to Digital Formats
We Distribute to Online Music Stores Worldwide

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus or other date stated in this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Digital Music Group, Inc., DMG, Digital Musicworks International, Inc. and Digital OnRamp are our trademarks. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including “Risk Factors” and our unaudited pro forma combined financial statements and related notes and the financial statements and related notes of Digital Music Group, Inc., Digital Musicworks International, Inc. and Rio Bravo Entertainment LLC Carve Out Segment appearing elsewhere in this prospectus before you decide to invest in our common stock. References in this prospectus to “we,” “us” and “our” refer to Digital Music Group, Inc. on a combined basis including completion of the acquisition of Digital Musicworks International, Inc. and certain assets of Rio Bravo Entertainment LLC, unless the context requires otherwise.

Background and Organization

Digital Music Group, Inc. was incorporated in April 2005 to become a leading owner of digital rights to music and other sound recordings and distributor of these recordings to online music stores. Concurrently with the completion of this offering, we have agreed to acquire Digital Musicworks International, Inc., a California corporation, and certain assets of Rio Bravo Entertainment LLC, a Delaware limited liability company, doing business as Psychobaby. The assets of Rio Bravo Entertainment LLC to be acquired consist solely of agreements for digital distribution rights to music recordings and agreements with online music stores. Prior to the transactions described herein, Digital Musicworks International, Inc. was a privately held company not affiliated with us, and Rio Bravo Entertainment LLC was a privately owned entity, owned by Richard Rees, one of our founders, and another individual. The merger agreement provides that Digital Musicworks International, Inc. will be merged into Digital Music Group, Inc. in the acquisition and cease to exist as a separate entity. See “Certain Relationships and Related Transactions—Our Acquisition of Digital Musicworks International, Inc. and Certain Assets of Rio Bravo Entertainment LLC” for further information on Digital Musicworks International, Inc. and Rio Bravo Entertainment LLC and these acquisitions.

Our Company

We provide digital music recordings to online music stores for purchase by consumers. We have rights to sell over 200,000 music recordings in digital format, approximately one-half of which were acquired in September 2005. We purchase and license music recordings in digital format from record labels, artists and other content owners. We then process these recordings through our digital music processing system for delivery to online music stores, where they are available for purchase via downloading. We receive a negotiated fee from the online music stores based on the number of times these music recordings are downloaded or listened to by consumers.

As of September 30, 2005, the date of the most recent financial statements presented in this prospectus, we had approximately 17,000 music recordings available for sale through leading online music stores, such as Apple iTunes Music Store, RealNetworks, Napster, Wal-Mart Music, MSN Music and Yahoo! Music. This number of recordings available for sale has more than doubled to approximately 36,000 as of December 31, 2005, and we are working to obtain delivery, process the remaining music recordings and make them available for sale as quickly as practicable.

We believe the recorded music industry is undergoing significant change, with the primary means of music distribution transitioning from physical formats such as compact disc to digital formats accessed over the Internet and wireless and cable networks. We believe this is occurring as a result of the popularity and proliferation of personal computers and portable digital music players like the Apple iPod, as well as consumer acceptance and the music industry’s endorsement of legitimate digital music sales. Worldwide shipments of portable digital music players are projected to grow 370% over the next five years, from 26.4 million units shipped in 2004, to 124 million units in 2009, according to a recent market research report.

Industry sources estimate that the worldwide recorded music market was approximately $32 billion in 2004, and that the downloaded digital music segment represented approximately 1% of that total market in 2004. Industry sources reported that downloaded digital music increased to 6% of the total music market during the first half of 2005. Industry sources project that the downloaded digital music segment will represent approximately 25% of all recorded music sales in 2010.

As of September 1, 2005, more than two million music recordings were available at iTunes, the leading online music store. By comparison, Gracenote, the leading industry music database, lists approximately 56 million music recordings in its database. We believe that many owners of music recordings have yet to make their recordings available for purchase in digital format because of the time, effort and cost involved. In addition, many online music stores are reluctant to enter into relationships with holders of small numbers of music recordings.

Through online music stores, we provide consumers with access to music recordings, many of which are not readily accessible in traditional music retailers or otherwise available in digital format. In addition, we provide a means for music and other sound recording content owners to make their content available to consumers in online music stores with minimal effort on their behalf. Further, we reduce the burden for online music stores of managing individual relationships with numerous smaller content owners.

Our strategy is to rapidly acquire by purchase or license the digital rights to as many music and other sound recordings as possible. Our focus is on acquiring rights to back catalogue, out-of-print recordings, past hits and independent label recordings, including those that are not currently available for sale in traditional music retailers. Other recordings we may acquire include music and audio from live performances not previously commercially available, radio and television productions, and other sources that we identify.

Our rights generally allow us to electronically distribute, market, promote and sell our music recordings, including by digital download and by digital transmission such as streaming media and downloads to mobile phones. The Internet and mobile technology now make it economically feasible for online music stores to make virtually an unlimited number of music recordings available to consumers for purchase at any time. Sophisticated online search tools permit consumers of music and other sound recordings to identify and purchase many previously inaccessible recordings, and we believe that market demand for such recordings exists.

Our principal executive offices are located at 1545 River Park Drive, Suite 210, Sacramento, California 95815, and our telephone number at that address is (916) 239-6010. Our web site is located at www.digitalmusicgroupinc.com. The information contained on our web site and that of Digital Musicworks International, Inc. and Psychobaby does not constitute a part of this prospectus.

The Offering

Common stock offered by us in this offering	3,900,000 shares

Common stock to be outstanding after this offering	8,600,000 shares

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $33.4 million. We intend to use the net proceeds as follows:

•	approximately $1.2 million for contractual commitments currently in place and payable through September 30, 2006 in connection with acquisitions of digital rights to music recordings;

•	approximately $0.8 million for acquisition of property and equipment, including processing and encoding equipment and upgrades to our royalty payment system; and

•	approximately $31.4 million for general corporate purposes, including working capital, future acquisitions of digital rights to music recordings and funding operating expenses.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Nasdaq National Market symbol	DMGI

Unless we indicate otherwise, all information in this prospectus: (1) assumes no exercise of the over-allotment option granted to the underwriters; (2) assumes the completion of the acquisition by us of Digital Musicworks International, Inc. and certain assets of Rio Bravo Entertainment LLC; (3) is based on 8,400,000 shares to be outstanding upon completion of this offering; (4) gives effect to a dividend of 1,249 shares of our common stock for each share of our common stock held as of September 8, 2005; and (5) excludes 1,200,000 shares of common stock available for future option grants under our Amended and Restated 2005 Stock Plan.

Acquisition Consideration

The total consideration to be paid by us in the acquisition of Digital Musicworks International, Inc. and certain assets of Rio Bravo Entertainment LLC consists of 2,250,000 and 25,000 shares of our common stock, respectively, each of which was determined by negotiations between us and representatives of Digital Musicworks International, Inc. and Rio Bravo Entertainment LLC. For a more detailed description of these transactions, see “Certain Relationships and Related Transactions—Our Acquisition of Digital Musicworks International, Inc. and Certain Assets of Rio Bravo Entertainment LLC.”

RISK FACTORS

You should carefully consider the risks described below before buying shares in this offering. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business

We have a limited operating history and have experienced net losses to date and we may not be able to become profitable or generate positive cash flow in the future.

You should consider our business and prospects in light of the risks, expenses and difficulties encountered by companies in their early stage of development in a rapidly evolving industry. Digital Music Group, Inc. was formed in April 2005 and has had no operations to date other than with respect to the acquisitions and this offering. We have entered into agreements to acquire Digital Musicworks International, Inc. and certain assets of Rio Bravo Entertainment LLC concurrently with, and as a condition to, the sale of shares of our common stock in this offering. Digital Musicworks International, Inc. has had limited operations. As a pro forma combined entity, we have experienced net losses of approximately $2.0 million from inception through September 30, 2005, and we have not yet been able to generate positive cash flow from operations. We cannot be certain that we will be able to generate net income and positive cash flow from operations in the future.

As a result of our limited operating history, we may fail to meet our forecasts or the expectations of securities analysts or investors, which could cause our stock price to decline.

Our limited operating history and the rapidly evolving nature of our industry make forecasting quarterly operating results difficult. We may not be able to quickly reduce spending if our revenue is lower than we project. Any significant increase in our expenses or shortfall in our revenue would be detrimental to our business, operating results and financial condition and could cause our results of operation to fall below the expectations of public market analysts and investors. As a result, you should not rely on our historical results as an indicator of our future performance.

If we are unable to successfully integrate the operations of Digital Musicworks International, Inc. and the acquired assets of Rio Bravo Entertainment LLC, our revenue and results of operations could be adversely effected.

Our costs of operations will increase if we are unable to successfully combine the acquired operations of Digital Musicworks International, Inc. and Rio Bravo Entertainment LLC or integrate the systems and procedures, including accounting, financial reporting and information technology of the combined entity. Our pro forma combined financial results cover periods during which we were not under common control or management and, therefore, may not be indicative of our future financial or operating results. Our failure to integrate Digital Musicworks International, Inc. and the acquired assets of Rio Bravo Entertainment LLC and obtain all the benefit of the content license agreements and employee and business relationships of Digital Musicworks International and Rio Bravo Entertainment LLC could impair our future revenue and results of operations.

Our business depends on our ability to identify and locate the holders of digital rights to additional music recordings, and failure to do so will limit our revenue growth.

Our goal is to continue to acquire digital rights to music recordings in order to substantially increase our revenue. Ownership of music recordings is highly fragmented and not organized in a common marketplace. There is no registry or directory of the holders of digital rights to music recordings that we may wish to acquire. Finding the owners of music recordings and associated digital rights can be difficult and time-consuming. We currently rely on our network of relationships and market research to locate content owners. In the future, our ability to continue to identify and locate such content owners will have a significant impact on the amount of content we are able to acquire.

Our inability to enter into agreements to acquire additional digital rights to music recordings on commercially favorable terms could impede our growth and increase our expenses.

Our business is dependent on our ability to acquire digital rights to additional music recordings. Even if we are able to locate additional content owners, they may not be willing to sell or license the digital rights to their music recordings or we may not be able to negotiate terms that are commercially favorable to us. While we believe that our experience and knowledge in the music industry and our operating history allows us to determine commercially reasonable prices, we may be unable to objectively determine fair market value for the digital rights to music recordings that we acquire because of unknown consumer demand for such recordings, unknown number of additional owners of digital rights to such recordings in certain cases and absence of independent valuations for these music recordings. If these content owners are unwilling to sell or license their rights on terms that we have determined are commercially favorable to us, we will not be able to substantially increase our revenue.

We face competition from companies seeking to acquire the digital rights to music recordings, which could negatively impact our ability to acquire additional digital rights to music recordings.

The market for acquiring digital rights from content owners is competitive, although the majority of our known current competitors are focused on short-term distribution arrangements, whereas our focus is on acquiring digital rights under long-term license or purchase agreements. The number of commercialized music recordings available for acquisition is large, but limited. We expect to face competition in our pursuit to acquire additional music recordings, which may limit the number of available music recordings for sale or license and may lead to higher acquisition prices. Our competitors may from time to time offer better terms of acquisition to content owners. Several of our competitors have longer operating histories, larger customer bases, greater brand recognition and greater financial, marketing and other resources than we do. Some of our competitors have adopted, and may continue to adopt, aggressive pricing policies and devote substantially more resources to acquiring digital rights to music recordings. In addition, our competitors may form strategic alliances with record labels and online music stores that could result in increased competition for the acquisition of music recordings, service offerings or favorable terms with the online music stores. Increased competition for the acquisition of digital rights to music recordings may result in a reduction in our operating margins, market share and brand.

We may acquire record labels or other companies that own rights to music recordings, and if we are unable to successfully acquire or integrate these companies, we may not be able to acquire additional recordings or grow our revenue.

We may attempt to acquire record labels or other companies that own rights to music recordings for purposes of acquiring their digital rights. If we are not able to successfully acquire such companies, we may not be able to acquire additional recordings or grow our revenue. In the event we are able to acquire other companies, we may be subject to a number of risks related to the integration and management of such companies, including failure to obtain valid consents to assignment of contracts, including contracts granting rights to music recordings, failure of the business of the acquired company to achieve expected results, diversion of management’s attention, and failure to retain key personnel of the acquired company. In addition, if we undertake an acquisition of a company that owns digital and other rights to music recordings, we may attempt to sell the non-digital rights to another person or entity, and we may not be able to do so on terms favorable to us.

If the music recordings that we provide to the online music stores do not appeal to consumers’ tastes and preferences, our revenue will decrease.

Our success depends on our ability to acquire and offer for purchase music recordings that appeal to consumers’ tastes and preferences. Consumers’ tastes are subject to frequent, significant and sometimes unpredictable changes. We cannot accurately assess or control consumer demand for our music recordings. We do not own rights to current popular hits and may never acquire rights to these music recordings. Our historical sales are based on a limited library of music recordings available for purchase at the online music stores. In the future, our current music recordings and the additional music recordings we make available for purchase may not experience similar demand. Any reduction in the number of downloads of our music recordings by consumers will cause a reduction in our revenue.

The digital music industry is in its infancy and we are vulnerable to discounting, price-reductions and pricing structure changes in the industry. Any reduction in the price paid to us by the online music stores per download of our music recordings could cause a reduction in our revenue.

We receive revenue based on the wholesale prices determined by the online music stores based, to a large extent, on the price charged to consumers by the online music stores. Currently, the largest online music store, iTunes, charges consumers $0.99 per music recording download. We believe two of the four major record labels in the music industry are attempting to change the online pricing model so that the price for current popular hits will be over $1.00, while older or less current music recordings will be sold for less. Because we are focused on acquiring or licensing the digital rights to independent label, back catalogue and out-of-print music recordings, we have not acquired rights to any current popular hits and are subject to any such pricing changes. We have limited ability to influence the pricing models of the online music stores. If the online music stores adopt a lower pricing model for our music recordings or if there is a pricing structure change to a flat-fee subscription or other similar pricing models, we may receive substantially less per download for our music recordings, which could cause a material reduction in our revenue, unless it is offset by a corresponding increase in the number of downloads.

We are substantially dependent on a limited number of online music stores, in particular Apple iTunes Music Store, for the sale of our music recordings.

We derive our revenue from a small number of leading online music stores that sell to consumers the digital music recordings that we acquire or control through licenses. For the nine months ended September 30, 2005, we received 88% of our revenue from iTunes, compared to 93% of our revenue from iTunes for the year ended December 31, 2004. Our agreements with Apple iTunes have terms of three years ending in April 2007. Under the terms of the agreements, Apple is required to pay us an agreed upon wholesale price for each recording sold by Apple. If we are not able to renew our relationship with iTunes and other online music stores that offer our music recordings for sale on similar economic terms, our ability to generate revenue will be significantly reduced.

Our accounts receivable are concentrated with a limited number of online music stores, particularly Apple iTunes, which subjects us to substantial payment risk.

We rely on reports from the online music stores detailing download activity to determine our revenue, and such reports are typically provided to us within 30 days following the end of the month. We receive payment at approximately the same time as we receive these reports of download activity. Our accounts receivable therefore consists of approximately one month’s revenue. We currently have music recordings for sale at 10 online music stores, and as of September 30, 2005, accounts receivable from Apple iTunes Music Store represented 81% of our total accounts receivable, compared to 76% of our total accounts receivable as of December 31, 2004. This concentration of accounts receivable among a small number of online music stores is likely to continue and we expect our accounts receivable to become larger as we grow. If any of these online music stores are unable to pay us as due each month, it could disrupt our business and cause us to report a bad debt loss.

Other parties may have digital rights, or claim to have such rights, to our music recordings, which may result in duplicates of the music recordings we sell to be available for purchase at the online music stores and cause a reduction in our revenue.

We generally acquire all of the digital rights that the content owner of music recordings has available to grant; however, the holders of such rights may not possess exclusive rights to those music recordings. We are unable to determine the number of additional holders of rights to our music recordings. Aside from copyright law, the rights to music recordings are contractual in nature. There is no central registry that evidences the chain of title to the rights of music recordings other than copyright registration, which is voluntary. Given the age of many of the music recordings we have or may acquire, there is often a lack of documentation to evidence the chain of title of rights we acquire. In addition, there is a common practice in the music industry of licensing rights in various formats or in certain compilations and to grant the same rights to different parties for the same or different geographic regions. Our content acquisition agreements contain representations, warranties and indemnities only with respect to the digital rights granted to us and not with respect to the rights held by other parties. Because more than one party may have the right to sell the same music recording, we have acquired, and we expect in the future to acquire, rights to multiple copies of the same music recording. In such instances, we become entitled to payment for download activity for both copies, to the extent they are both purchased by consumers at the online music stores. Additionally, we are aware of numerous instances where other parties have digital rights to the same music recordings to which we have digital rights. If copies of our music recordings are available at the online music stores from alternative sources, our revenue will be reduced to the extent these copies are purchased instead of ours.

We may not receive legal title to the digital rights of music recordings that we have paid to acquire, and any determination that we don’t hold such rights may subject us to damages for revenue received.

Our agreements contain representations, warranties and indemnities with respect to the digital rights granted to us. In at least one instance, we purchased digital rights that were determined not to be held by the holder from whom we acquired those rights, and we are awaiting a refund of the purchase price we paid for those rights. If we were to acquire and make available for purchase music recordings from a person who did not actually own such rights, our business would be adversely affected. We would lose the rights to sell such music and might be subject to copyright infringement lawsuits for selling such music recordings without the right to do so. Finally, it could materially impact our reputation with content owners and our relationships with online music stores, which could adversely affect our business.

If there are long delays in the time it takes to receive the music recordings that we acquire rights to, our revenue growth will be negatively impacted and our cash flow will be affected adversely.

Implementation of our business plan and growth strategy depends on increasing the number of music recordings we have available for purchase by consumers at the online music stores. Our purchase and long-term license agreements typically require the content owners of the music recordings to deliver to us their music recordings. Under our short-term license agreements, there are no delivery terms. Certain of the music recordings we acquire may be in older physical formats such as audio tape or vinyl records that require processing onto compact disc prior to being delivered to us. In addition, our agreements require that certain descriptive information required by the online music stores for each music recording be delivered with the music recordings, such as recording title, album title, artist name, genre, copyright information, label name, unique product identifier, artwork, biographical information, sales information and date of release. Historically, it has at times taken several months or longer after we have entered into an agreement before we have received delivery of all of the music recordings acquired. Although we generally specify delivery dates and make certain cash payments by us conditional upon delivery, we do not have control over the timing for receipt of the music recordings acquired. If there are long delays in the time it takes for the content owners to deliver to us the music recordings in physical format and the related descriptive information, it will delay our ability to begin the process of converting the music recordings into the digital formats required by the online music stores. It could also cause inefficiencies in the utilization of our operations personnel who process these recordings. Any delay in making our music recordings available for purchase at the online music stores will delay our revenue growth, and inefficiencies caused by such delays could cause a reduction in our cash flow in the interim.

We have entered into multi-year agreements for digital rights to music recordings and if we are unable to renew these agreements on commercially favorable terms once they expire, our revenue could materially decrease.

Our long-term success depends upon, among other things, our ability to renew our non-perpetual rights to music recordings once they expire. If any of our competitors offer better terms, it will cause us to spend more money or grant better terms, or both, to renew the rights we currently hold. If we are unable to renew the non-perpetual rights to our music recordings on commercially favorable terms, our revenue could materially decrease.

If we are not able to scale our reporting and payment processes, we may experience delays providing reports to the content owners and paying required royalties that could have a negative effect on our brand identity.

We receive regular sales reports from online music stores that contain sales information for each of our music recordings. Based on these reports, we provide summary reports to the content owners. When we acquire the perpetual digital rights to music recordings and in certain of our license agreements, we may assume the obligations of the content owner to pay any required royalty payments to the artists according to the terms of the existing agreements. In addition, we may be required to pay statutory publishing royalties on behalf of the content owner according to the terms of our agreements. We have not fully implemented the systems required to process these royalties. We have accrued for future payment of royalties based on our calculations of such amounts due, but have not paid any of these amounts. As we acquire digital rights to additional music recordings, we may experience difficulties in preparing and distributing sales reports for the content owners or processing and paying artist and publishing royalties in a timely fashion. If we are not able to successfully expand our processing capability or introduce technology to allow us to determine and pay royalty amounts due and automate these tasks, we may experience delays as we increase the number of our music recordings, which could have a negative effect on our relationships with content owners and brand identity.

The loss of one or more of our key personnel, or our failure to attract, assimilate and retain other highly qualified personnel in the future, could cause a disruption in our relationships with the online music stores and content owners.

We depend on the continued services and performance of our key personnel, including Mitchell Koulouris, our Chief Executive Officer and President. Although we have employment agreements with our executive officers, they may decide to terminate their employment or otherwise cease to be employed by us. For example, Cliff Haigler, who is one of our founding stockholders, agreed to serve in the position of Chief Financial Officer in an interim capacity while we were focused on the acquisitions and preparation for this offering, and it is likely that we will hire a permanent Chief Financial Officer following completion of this offering. We do not have key person life insurance for any of our personnel. As we grow, our business will be dependent on our ability to recruit, employ and retain additional management and other skilled personnel. The loss of the services of any of our key personnel or the failure to attract other key personnel could disrupt and limit our ability to grow our business.

Piracy is likely to continue to negatively impact our potential revenue.

Our revenue comes from the sale of our digital music recordings over the Internet and wireless and cable networks, which is subject to unauthorized consumer copying and widespread dissemination on the Internet without an economic return to us. Global piracy is a significant threat to the music industry generally and to us. Unauthorized copies and piracy have contributed to the decrease in the volume of legitimate sales of recorded music and have put pressure on the price of legitimate sales.

We face a potential loss of music recordings if it is determined that recording artists have a right to recapture rights in their recordings under the U.S. Copyright Act.

The U.S. Copyright Act provides authors and their heirs a right to terminate licenses or assignments of rights in their copyrighted works that were not “works made for hire”. If any of our music recordings were determined not to be “works made for hire”, then the recording artists or their heirs could have the right to terminate the rights we hold. These residual author rights generally survive for five years after the end of the 35-year period from the date of a post-1977 license or assignment, and in the case of a pre-1978 grant in a pre-1978 recording, five years after the end of the 56-year period from the date of creation or January 1, 1978, whichever is later. Any termination of our rights to our music recordings could have a material reduction in our revenue.

We may need to raise additional capital to accomplish our objectives of acquiring the digital rights to music recordings, and if we are unable to raise such money as needed our growth would be limited.

We intend to use our common stock and cash for the consideration for future acquisitions of digital rights to additional music recordings. If our common stock does not maintain a sufficient market value or content owners are unwilling to accept common stock as part of the consideration for the sale of the digital rights to their music recordings or of their businesses or as consideration for licensed rights to their music recordings, we may be required to utilize more of our cash resources, if available. If we do not have sufficient cash resources, our ability to acquire additional rights to music recordings could be limited unless we are able to obtain additional capital through future debt or equity financings. Using cash to finance acquisitions could substantially limit our financial flexibility, using debt could result in financial covenants that limit our operations and financial flexibility, and using equity may result in dilution of the ownership interests of our then existing stockholders. We may not be able to obtain financing if and when it is needed or that, if available, it will be available on terms that we deem acceptable. As a result, once the net cash proceeds of this offering are fully utilized, we may be unable to continue to pursue our acquisition strategy, which would limit the number of music recordings we could acquire in the future and would significantly limit our growth.

If the Internet and portable digital music players cease to be the medium accepted by the mass market for digital music, our business could be affected adversely.

Our success depends to a substantial extent on the willingness of consumers to increase their use of online services as a method of purchasing music. Of all music recordings sold worldwide in 2004, approximately 1% was purchased by digital download, according to the International Federation of the Phonographic Industry. The use of the Internet to select and download purchased music is growing rapidly but is still evolving, and it is uncertain whether this market will achieve and sustain high levels of demand and market acceptance. If the use of the Internet to select and purchase music recordings does not gain in popularity and market acceptance, our business could be affected adversely. Much of our revenue is tied to the popularity of portable digital music players like the iPod by Apple Computer and other digital music listening devices. If the market penetration by these devices does not continue, the number of consumers purchasing digital music may decrease or not grow, which could result in a reduction in our revenue.

Risks Related to this Offering

Our officers and directors and their affiliates will exercise significant voting control over us as stockholders.

After the completion of this offering, our officers and directors and their immediate family members will beneficially own, in the aggregate, approximately 28.9% of our outstanding common stock. Mitchell Koulouris, our President, Chief Executive Officer and one of our director nominees, will beneficially own approximately 6.6% of our outstanding common stock, Anders Brown, our Chief Operating Officer, will beneficially own approximately 2.9% of our outstanding common stock, Cliff Haigler, our Chief Financial Officer, will beneficially own approximately 3.8% of our outstanding common stock, Peter Koulouris, our Vice President of Business Development, will beneficially own approximately 5.1% of our outstanding common stock, Richard Rees, our Vice President of Business Development and Secretary, will beneficially own approximately 4.9% of our outstanding common stock, and Clayton Trier, our Chairman of the Board and one of our directors, will beneficially own approximately 1.2% of our outstanding common stock. These significant stockholders may have interests that are different from yours. As a result of their shareholdings, these individuals will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions.

New investors in our common stock will experience immediate and substantial dilution of approximately $5.53 per share.

The initial public offering price is substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will, therefore, incur immediate dilution of $5.53 in net tangible book value per share of common stock. This dilution figure deducts the estimated underwriting discounts and commissions and estimated acquisition and offering expenses payable from the initial public offering price. See “Dilution.”

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Following this offering, our charter documents may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable because they:

•	authorize our board of directors, without stockholder approval, to issue up to 1,000,000 shares of undesignated preferred stock; and

•	establish advance notice requirements for proposing matters to be approved by stockholders at stockholder meetings.

As a Delaware corporation, we are also subject to the Delaware anti-takeover provisions contained in Section 203 of the Delaware General Corporation Law. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on this provision to prevent or delay an acquisition of us. For a description of our capital stock, see “Description of Capital Stock.”

Our stock price could be volatile and could decline following this offering.

Prior to this offering, there has been no public market for shares of our common stock. An active market may not develop following completion of this offering, or if developed, may not be maintained.

The market prices of the securities of development stage companies, and in particular those companies with no significant history of profits, have been extremely volatile. The price at which our common stock will trade after this offering could fluctuate substantially due to the following factors, some of which are beyond our control:

•	variations in our operating results;

•	variations between our actual operating results and the expectations of securities analysts, investors and the financial community;

•	announcements of developments affecting our business, systems or expansion plans by us or others; and

•	conditions and trends in online commerce industries, particularly in the online digital music market.

As a result of these and other factors, investors in our common stock may not be able to resell their shares at or above the initial offering price.

In the past, securities class action litigation often has been instituted against companies following periods of volatility in the market price of their securities. This type of litigation, if directed at us, could result in substantial costs and a diversion of management’s attention and resources.

Future sales of our common stock, including those purchased in this offering, may depress our stock price.

Sales of substantial amounts of our common stock in the public market following this offering by our existing stockholders may adversely affect the market price of our common stock. Shares issued upon the exercise of outstanding options also may be sold in the public market. Such sales could create the perception to the public of difficulties or problems with our business. As a result, these sales might make it more difficult for us to sell securities in the future at a time and price that we deem necessary or appropriate.

Upon completion of this offering, we will have outstanding 8,600,000 shares of common stock, assuming no exercise of the underwriters’ over-allotment option. Of these shares, only shares sold in this offering to persons not subject to a lock-up agreement with our underwriters are freely tradable without restriction immediately following this offering. Beginning 180 days after the date of this prospectus, 298,000 shares of our common stock held by non-affiliates that are subject to lockup agreements expiring 180 days from the date of this prospectus, will become salable under Rule 144, subject to the satisfaction of the holding period and other requirements thereunder. An additional 505,400 shares, including 440,800 shares held by our current affiliates are subject to lock-up agreements expiring 365 days from the date of this prospectus and will become salable under Rule 144 at such time. An additional 1,736,298 shares, a portion of which are held by our affiliates, will become salable approximately 370 days after the date of this prospectus, one year after the closing of the acquisitions of Digital Musicworks International and Rio Bravo Entertainment concurrent with the closing of this offering. Further, an additional 2,160,302 shares, of which 258,400 shares are held by non-affiliates, are subject to lockup agreements expiring 540 days from the date of this prospectus and will become salable at such time subject to the satisfaction by the holders thereof of the holding period and other requirements under Rule 144. I-Bankers Securities, Inc. may also, in its sole discretion, permit our officers, directors and current stockholders to sell shares prior to the expiration of the lock-up agreements. See “Shares Eligible for Future Sale” for more information regarding shares of our common stock that may be sold by existing stockholders after the completion of this offering.

We do not intend to pay dividends. You will not receive funds without selling shares, and you may lose the entire amount of your investment.

We have never declared or paid any cash dividends on our capital stock and do not intend to pay dividends in the foreseeable future. We intend to invest our future earnings, if any, to fund our growth. We cannot assure you that you will receive a return on your investment when you sell your shares or that you will not lose the entire amount of your investment.

Our internal controls over financial reporting may not be adequate and our independent auditors may not be able to certify as to their adequacy, which could have a significant and adverse effect on our business and reputation.

We are in the process of documenting and evaluating our internal controls over financial reporting in order to allow management to report on, and our independent auditors to attest to, such controls, as required by Section 404 of the Sarbanes-Oxley Act of 2002 and rules and regulations of the Securities Exchange Commission thereunder, which we refer to as Section 404. Section 404 requires a reporting company to, among other things, annually review and disclose its internal controls over financial reporting, and evaluate and disclose changes in its internal controls over financial reporting quarterly. We will be required to comply with Section 404 for our fiscal year ending December 2007. We are currently performing the systems and process documentation, evaluation and testing required (and any necessary remediation) in an effort to comply with management certification and auditor attestation requirements of Section 404. In the course of our ongoing evaluation, we may identify areas of our internal controls requiring improvement, and plan to design enhanced processes and controls to address issues that might be identified through this review. As a result, we expect to incur additional expenses and diversion of management’s time. We cannot be certain as to the timing of completion of our documentation, evaluation, testing and remediation actions or the impact of the same on our operations and may not be able to ensure that the process is effective or that the internal controls are or will be effective in a timely manner. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent auditors may not be able to certify as to the effectiveness of our internal control over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission. As a result, there could be an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such actions could adversely affect our results.

FORWARD-LOOKING STATEMENTS

You should not place undue reliance on forward-looking statements in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions. We use words such as “anticipates,” “believes,” “plans,” “expects,” “future,” “estimates,” “intends” and similar expressions to identify such forward-looking statements. Forward-looking statements include statements regarding our acquisition of Digital Musicworks International, Inc. and certain of the assets of Rio Bravo Entertainment LLC, our business strategy, future operating performance, the size of the market for our music recordings and our prospects. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in “Risk Factors” starting on page 4 and elsewhere in this prospectus. We caution you not to rely on these statements without also considering the risks and uncertainties associated with these statements and our business that are addressed in this prospectus.

This prospectus contains various estimates related to the recorded music industry and digital music sales within the recorded music industry. These estimates have been produced by industry analysts and research firms based on trends to date, their knowledge of technologies and markets, and customer research, but these are forecasts only and are subject to inherent uncertainty.

USE OF PROCEEDS

The net proceeds to us from the sale of 3,900,000 shares being offered by us at an initial public offering price of $9.75 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses, are estimated to be approximately $33.4 million, or approximately $38.7 million if the underwriters’ over-allotment option is exercised in full.

We expect to use the net proceeds from this offering as follows:

•	$1.2 million for contractual commitments currently in place and payable through September 30, 2006 in connection with acquisitions of digital rights to music recordings;

•	an estimated $0.8 million for acquisition of property and equipment, including processing and encoding equipment and upgrades to our royalty payment system; and

•	an estimated $31.4 million will be used for general corporate purposes, including working capital, future acquisitions of digital rights to music recordings and funding operating expenses.

In addition, we may use a portion of the net proceeds to acquire companies that own digital rights to music recordings or companies with complementary technologies or businesses. However, we currently have no commitments or agreements and are not involved in any negotiations with respect to any such transactions.

Other than the contractual commitments, the amounts set forth above are estimates, and the amounts that we will spend for these uses cannot be exactly determined. For example, the net proceeds we actually expend for fixed assets may be greater or less than the amount shown above depending on our rate of growth. The amount actually expended for general corporate purposes, including working capital, could vary significantly depending on a number of factors, including future revenue growth, profitability and cash flows. The actual amount expended for future content acquisition is even more difficult to predict as we have no commitments or agreements in place, other than those disclosed herein. As these negotiations will take place subsequent to this offering, the amount of the net proceeds to be used to acquire additional digital rights could vary significantly depending on a number of factors, including our ability to locate content, enter into binding acquisition agreements on favorable terms, the structure of future transactions as perpetual or long-term license agreements, and the negotiated purchase price and payment terms. As a result, we will retain broad discretion over the allocation of the net proceeds from this offering. Pending use of the net proceeds from this offering, we intend to invest the excess funds in short-term, investment-grade securities. We cannot predict whether the proceeds invested will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain our future earnings, if any, for future growth and development of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board or directors and will depend on our results of operations, financial conditions, contractual and legal restrictions and other factors the board deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2005:

•	on an actual basis for Digital Music Group, Inc.;

•	on a pro forma combined basis assuming:

•	collection of subscriptions receivable and completion of the issuance of Series B preferred stock by Digital Musicworks International, Inc. and receipt of proceeds in the amount of $621,000;

•	completion of the acquisition of Digital Musicworks International, Inc. and the conversion of all of the shares of Digital Musicworks International, Inc. capital stock into 2,250,000 shares of our common stock;

•	completion of the acquisition of certain assets of Rio Bravo Entertainment LLC and the issuance of 25,000 shares of our common stock to Rio Bravo Entertainment LLC; and

•	Digital Musicworks International, Inc. is designated as the acquiror for accounting purposes.

•	on a pro forma combined as adjusted basis to reflect the sale of 3,900,000 shares of our common stock at the initial public offering price of $9.75 per share, less the underwriting discounts and commissions and estimated offering expenses.

You should read this information in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our unaudited pro forma combined financial statements and related notes and the financial statements and related notes of Digital Music Group, Inc., Digital Musicworks International, Inc. and Rio Bravo Entertainment LLC Carve Out Segment appearing elsewhere in this prospectus.

	Actual	Pro Forma Combined	Pro Forma Combined As Adjusted
Cash and cash equivalents	$254,209	$1,187,165	$34,570,165

Capitalization:
Note payable to related party	$500,000	$500,000	$0
Capital lease	—	56,147	56,147

Total indebtedness	$500,000	$556,147	$56,147

Stockholders’ equity (deficit):
Preferred stock; $0.01 par value: 1,000,000 shares authorized; no shares issued and outstanding	$—	$—	—
Common stock, $0.01 par value: 20,000,000 shares authorized (actual); 30,000,000 shares authorized (pro forma combined and pro forma combined as adjusted); 2,425,000 shares issued and outstanding (actual); 4,700,000 shares issued and outstanding (pro forma combined) and 8,600,000 shares issued and outstanding (pro forma combined as adjusted)	24,250	47,000	86,000
Additional paid-in capital	—	4,834,727	38,178,727
Accumulated deficit	(44,261)	(1,977,251)	(1,977,251)

Total stockholders’ equity (deficit)	(20,011)	2,904,476	36,287,476

Total capitalization	$479,989	$3,460,623	$36,343,623

The shares of common stock to be outstanding in the pro forma combined as adjusted column excludes up to 585,000 shares of common stock that could be sold upon exercise of the underwriters’ option to purchase additional shares to cover over-allotments.

DILUTION

If you invest in our stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma combined net tangible book value per share of our common stock after this offering.

The pro forma combined net tangible book value of our common stock on September 30, 2005 was approximately $2.9 million or $0.62 per share of common stock. Pro forma combined net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding, after giving effect to the completion of the acquisition of Digital Musicworks International, Inc. and certain assets of Rio Bravo Entertainment LLC.

Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to our sale of 3,900,000 shares of common stock in this offering at the initial public offering price of $9.75 per share, and after deducting the underwriting discounts, commissions and estimated offering and acquisition expenses payable by us, our pro forma combined as adjusted net tangible book value would be approximately $36.3 million, or approximately $4.22 per share. This represents an immediate increase in pro forma combined net tangible book value of $3.60 per share to existing stockholders and an immediate dilution in pro forma combined net tangible book value of $5.53 per share to new investors purchasing our common stock in this offering.

The following table illustrates the per share dilution:

Public offering price per share		$9.75
Pro forma combined net tangible book value per share as of September 30, 2005	$0.62
Increase in pro forma combined net tangible book value per share attributable to this offering	$3.60

Pro forma combined net tangible book value per share as adjusted after this offering		$4.22

Dilution per share to new investors		$5.53

If the underwriters’ over-allotment option is exercised in full, there will be an increase in pro forma combined as adjusted net tangible book value to $4.53 per share to existing stockholders and an immediate dilution in pro forma combined as adjusted net tangible book value of $5.22 per share to new investors in this offering.

The following table sets forth, on a pro forma combined basis as of September 30, 2005, giving effect to the acquisition of Digital Musicworks International, Inc. and certain assets of Rio Bravo Entertainment LLC at September 30, 2005, the differences between the number of shares of common stock purchased from us, the total price and average price per share paid by our existing stockholders, shareholders of Digital Musicworks International, Inc. and Rio Bravo Entertainment LLC and by the new investors, before deducting estimated offering and acquisition expenses payable by us, at the public offering price of $9.75 per share.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
Our existing stockholders and shareholders of Digital Musicworks International, Inc. and Rio Bravo Entertainment LLC(1)	4,700,000	54.7%	$4,862,977	11.3%	$1.03
New investors	3,900,000	45.3%	$38,025,000	88.7%	$9.75

Total	8,600,000	100.0%	$42,887,977	100.0%

(1)	See “Certain Relationships and Related Transactions—Our Formation and Organization” for a discussion of the issuance of common stock to our stockholders and the shares of common stock issuable to the shareholders of Digital Musicworks International, Inc. and to Rio Bravo Entertainment LLC upon completion of the acquisitions.

If the underwriters’ over-allotment option is exercised in full, our existing stockholders and shareholders of Digital Musicworks International, Inc. and Rio Bravo Entertainment LLC would own 51.2% and our new investors would own 48.8% of the total number of shares of our common stock outstanding after the completion of the acquisitions and this offering.

SELECTED FINANCIAL DATA

We will acquire Digital Musicworks International, Inc. and certain assets of Rio Bravo Entertainment LLC concurrently with, and as a condition to, the completion of this offering. Digital Music Group, Inc. has had no operations other than in connection with the acquisitions and this offering and, therefore, selected financial data for Digital Music Group, Inc. is not presented. The following selected financial data for Digital Musicworks International, Inc. as of and for the period from February 26, 2004 (inception) to December 31, 2004 and as of and for the nine months ended September 30, 2005, and for Rio Bravo Entertainment LLC Carve Out Segment as of and for the year ended December 31, 2004, have been derived from the audited financial statements of Digital Musicworks International, Inc. and Rio Bravo Entertainment LLC Carve Out Segment included elsewhere in this prospectus. The following selected financial data for Digital Musicworks International, Inc. as of and for the period from February 26, 2004 (inception) to September 30, 2004, and for Rio Bravo Entertainment LLC Carve Out Segment as of and for the nine months ended September 30, 2004 and 2005, have been derived from the unaudited financial statements of Digital Musicworks International, Inc. and Rio Bravo Entertainment LLC Carve Out Segment included elsewhere in this prospectus and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial position and results of operations for such periods. The historical results are not necessarily indicative of results to be expected for any future period. The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and are qualified by reference to the financial statements and related notes included elsewhere in this prospectus.

Digital Musicworks International, Inc.

	From February 26, 2004 (Inception) to December 31, 2004	From February 26, 2004 (Inception) to September 30, 2004	For the Nine Months Ended September 30, 2005
Statement of Operations Data:
Revenue	$37,268	$11,703	$225,535
Cost of revenue	13,744	3,692	157,465

Gross profit	23,524	8,011	68,070
Operating expenses	666,831	216,428	1,128,577
Interest, taxes and other expenses, net	1,291	419	133,979

Net loss	$(644,598)	$(208,836)	$(1,194,486)

Balance Sheet Data:
Cash and cash equivalents	$735,837	$64,126	$311,956
Working capital (deficit)	657,121	19,113	578,243
Total assets	1,206,280	201,639	2,372,378
Capital lease obligations	88,553	—	56,147
Shareholders’ equity	1,033,658	144,364	2,151,143

Rio Bravo Entertainment LLC Carve Out Segment
	For the Year Ended December 31, 2004	For the Nine Months Ended
		September 30, 2004	September 30, 2005
Statement of Operations Data:
Revenue	$35,752	$12,411	$233,553
Cost of revenue	29,301	9,892	179,465

Gross profit	6,451	2,519	54,088
Operating expenses	7,064	2,652	11,471

Net income (loss)	$(613)	$(133)	$42,617

Balance Sheet Data:
Cash and cash equivalents	$12,212	$—	$96,197
Working capital (deficit)	(613)	(133)	42,004
Total assets	19,588	6,100	125,942
Retained earnings (accumulated deficit)	(613)	(133)	42,004

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and related notes of Digital Music Group, Inc., Digital Musicworks International, Inc. and Rio Bravo Entertainment LLC Carve Out Segment contained elsewhere in this prospectus. This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in “Risk Factors” starting on page 4 and elsewhere in this prospectus.

Overview

Background and Basis of Presentation

Digital Music Group, Inc. was organized as a Delaware corporation in April 2005 to become a leading owner of digital rights to music and other sound recordings and distributor of these recordings to online music stores. In September 2005, we entered into a merger agreement to acquire Digital Musicworks International, Inc. and an asset purchase agreement to acquire certain assets of Rio Bravo Entertainment LLC. The assets of Rio Bravo Entertainment LLC to be acquired consist solely of agreements for digital distribution rights to music recordings and its agreements with online music stores. Both of these acquisitions will be completed concurrently with, and as a condition to, the completion of this offering.

Digital Music Group, Inc. does not have an operating history separate from the operations of Digital Musicworks International, Inc. and the digital music distribution operations of Rio Bravo Entertainment LLC. Accordingly, this discussion consists of an analysis of the key trends and seasonality, future revenues and operating expenses, critical accounting policies and estimates, recent accounting pronouncements and other factors affecting us, followed by a specific discussion of the business, results of operations and liquidity and capital resources of Digital Musicworks International, Inc. and the digital music distribution operations and results of operations of Rio Bravo Entertainment LLC Carve Out Segment.

Key Trends Affecting Demand for Digital Music Recordings

We believe that the recorded music industry is presently undergoing a significant change, with the primary means of music distribution transitioning from physical formats (compact discs) to digital formats accessed over the Internet and wireless and cable networks. The recorded music industry has undergone two previous format transitions over the last 35 years. The first transition was from vinyl records to cassette tapes from the early-1970s to the mid-1980s, and the second transition was from cassette tapes to compact discs from the mid-1980s through the 1990s. In both cases, the format transition was dramatic and completed within about a decade, and in both cases the recorded music market at the end of the transition was larger than at the beginning.

Today, we believe that we are in the early stages of the transition from physical formats to digital formats. We believe this is a direct result of the popularity and proliferation of personal computers and portable digital music players like the Apple iPod, and consumer acceptance and the music industry’s endorsement of legitimate digital music sales. We believe this transition is just beginning and the market share of digital music will increase and digital formats will ultimately become the preferred way consumers purchase and listen to music.

Seasonality

Our limited operating history has not allowed us to identify seasonality in our business.

Future Revenues and Operating Expenses

We expect our revenue to increase substantially over future periods. We presently have the digital rights to over 200,000 music recordings, approximately one-half of which were acquired in September 2005. We had only approximately 17,000 of these recordings available for sale at online music stores at September 30, 2005. This number of recordings available for sale has more than doubled to approximately 36,000 at December 31, 2005, and a significant focus of management is presently on obtaining delivery of and processing the remaining tracks to make them available for sale as quickly as practicable. There is no assurance that the added tracks will be as popular with consumers and generate revenue at the same rate as those currently available for purchase. In addition, there is no assurance that our tracks currently available will generate the same rate of downloads and revenue in the future.

We also expect our operating expenses to increase substantially following completion of the offering for the following reasons:

•	Business Development. We expect to hire additional business development and musicologist personnel and incur added travel and legal costs as we focus on aggressively evaluating and acquiring additional catalogs of music recordings.

•	Digital Music Processing. In order to expeditiously process the music catalogs we have recently acquired, as well as catalogs we anticipate acquiring in the future, we will continue to invest in expanding and enhancing our digital music processing operations. We expect to incur expenses for additional data entry, graphics and information technology personnel, as well as depreciation associated with the purchase of additional processing equipment and software.

•	Accounting and Reporting. We expect to increase the number of our accounting personnel upon completion of this offering to comply with the obligations of being a public company. In addition, we will continue to expand our accounting operations to accommodate increasing numbers of music recordings under management and to improve our royalty payment processing and reporting systems.

•	Public Company. Our general and administrative expenses will increase due to being a public company, including the cost of periodic public reporting, investor relations, fees to independent directors, insurance, and legal and accounting fees.

Critical Accounting Policies and Estimates

The financial statements presented in this prospectus were prepared in accordance with accounting principles generally accepted in the United States of America. In preparing these financial statements, it was necessary for us to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. On an ongoing basis, we will evaluate our estimates and judgments, including those related to customer revenue, accounts receivable, capitalized digital music rights, advance royalties, income taxes, contingencies and litigation. We base our estimates and judgments on our experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition and Accounts Receivable

We derive our revenue from leading online music stores that sell to consumers the digital music recordings that we have acquired or control through licenses with record labels, artists, publishers or other content owners. We receive revenue from online music stores that charge consumers on a per download basis for each download of a music recording. In addition, we receive revenue from subscription-based online music stores calculated as a percentage of the subscription price paid by the consumer based on the percentage of times our digital music recordings are listened to or downloaded as compared to the total for all available music recordings during the relevant time period. Our revenue is directly related to the number of times our digital music recordings are listened to or downloaded from the online music stores. Each online music store provides detailed reports of our revenue, generally on a monthly basis within 30 days following the end of the month, pursuant to the terms of our agreement with such online music store, and we recognize revenue in the month the transaction occurs. We receive payment at approximately the same time as we receive these reports of download activity. Our accounts receivable therefore consists of approximately one month’s revenue. We have never experienced a bad debt and have never recorded a bad debt allowance.

Acquisition Costs for Digital Music Rights

We capitalize the costs of acquiring or licensing the digital rights to music recordings, which are amortized using the straight-line method over the shorter of the term of the related agreement or seven years, which we believe reasonably relates the amount of amortization to the revenue expected to be generated. Legitimate music downloading through online music stores has only recently become available. Accordingly, we have limited data upon which to base amortization assumptions. Because our music recordings are primarily past hits, live performances, previously unreleased studio tracks and other vintage recordings, primarily from the 1950s through the 1970s, spanning a broad array of genres and artists, they are not subject to initial high demand and subsequent drop-off in sales typically experienced by new releases of current mainstream music. Our limited experience has shown that download activity in our music recordings generally tends to be steady from month-to-month. As a result, we believe that our amortization method and term are reasonable in the circumstances. Management will continue to monitor download trends of our music and may adjust amortization methodology, periods and resulting rates in the future if the number of downloads and resulting cash flow trends are substantially different than anticipated. This could result from changes in consumer demand for our library of music recordings or general industry conditions. Our amortization expense would increase by approximately 15% for each year that the period of amortization used by us was shortened. The impact of any such change would be insignificant to historically reported financial information contained in this prospectus, but could have a material effect in the future as we seek to expand our music library and are likely to spend increasing amounts to acquire additional digital music rights. See “Use of Proceeds.”

Royalty Advances

Royalty advances are cash amounts paid to content owners in connection with our contractual agreements for the right to sell digital music recordings for a specific period of time, usually seven to ten years. These advances are recorded as prepaid assets. On a monthly basis, as each online music store reports the number of downloads of each music recording and pays to us the gross revenue attributable to such downloads, the portion of such revenue due to each content owner under our long-term license agreement is charged to cost of revenue and the royalty advance account is reduced until it is fully recouped.

Valuation of Capitalized Digital Music Rights and Royalty Advances

Total capitalized digital music rights and royalty advances amounted to approximately $1.8 million as of September 30, 2005. We periodically, but at least on an annual basis, review these assets for evidence of impairment by comparing the expected future cash flows to be generated from these assets to the carrying value of the assets. Future adverse changes in market conditions or poor demand for our music recording assets could result in losses or an inability to recover the carrying value of the asset, thereby possibly requiring an impairment charge in the future.

Share-Based Compensation

We elected early adoption of Statement No. 123 (revised 2004) of the Financial Accounting Standards Board. See “—Recent Accounting Pronouncements” below. As a result, we recognize compensation expense in an amount equal to the estimated fair value of share-based awards and issuances, such as stock options and warrants granted to employees and non-employees. Such expense is recognized over the period during which the recipient is required to provide services in exchange for the award or issuance (usually the vesting period). The computation of share-based compensation cost involves numerous assumptions by management. We utilize the fair value method, whereby the compensatory element of each share-based grant or issuance is estimated on the date of grant using the Black-Scholes fair value model. Assumptions used in this model include, among others, expected life (turnover), risk-free interest rate, dividend yield and volatility of the underlying equity security. In addition, as a private company prior to this offering, the fair market value of the underlying equity security at date of grant was determined by the board of directors after considering information available to the directors at that time, as opposed to an independent market valuation. The use of different assumptions by management in the Black-Scholes model can produce substantially different results. During the nine months ended September 30, 2005, the total share-based compensation cost recognized by us on a pro forma combined basis was approximately $31,000. However, that amount could increase significantly and reduce reported results of operations in the future to the extent that share-based awards and issuances are made under our Amended and Restated 2005 Stock Plan. See “Management—Compensation Plans—Digital Music Group, Inc. Amended and Restated 2005 Stock Plan” for a description of the terms of this plan.

Accounting for Income Taxes

Deferred income taxes result primarily from temporary differences between financial and tax reporting. Deferred tax assets and liabilities are determined based on the difference between the financial statement basis and tax basis of assets and liabilities using enacted tax rates. Future tax benefits are subject to a valuation allowance when management is unable to conclude that its deferred tax assets will more likely than not be realized from the results of operation. At December 31, 2004 and September 30, 2005, because of its limited operating history and net losses recorded since inception, Digital Musicworks International, Inc. recorded a full valuation allowance against deferred income taxes.

The federal and state unused net operating loss carryforwards generated in 2004 by Digital Musicworks International, Inc. expire in 2019 and 2014, respectively. It is anticipated that additional net operating loss carryforwards will be generated for federal and state income tax purposes in 2005, which would expire in 2020 and 2015, respectively. In addition to potential expiration, there are several factors that could limit or eliminate our ability to use these federal and state tax loss carryforwards. For example, under section 382 of the Internal Revenue Code of 1986, as amended, use of prior net operating loss carryforwards is limited after an ownership change. Digital Musicworks International, Inc. may be subject to limitations on the use of its net operating loss carryforwards as provided under section 382 because of prior or future sales of securities or the sale or issuance of the shares offered hereby. Accordingly, it is not certain how much of the existing net operating loss carryforwards will be available for our use. If we generate taxable income in the future, which may not happen, the use of net operating loss carryforwards that have not expired would have the effect of reducing our tax liability and increasing our net income and available cash resources in the future.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Compensation (SFAS No. 123R). SFAS No. 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost is to be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123R covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. SFAS No. 123R replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. We chose early adoption of SFAS No. 123R in 2004.

Qualitative and Quantitative Disclosures About Market Risk

The primary objective of our investment activities is to preserve principal. Our funds are currently held in checking accounts and money market funds which do not subject us to risk of a loss of principal due to changes in prevailing interest rates. Following this offering, we intend to maintain our excess cash funds in a portfolio of cash and cash equivalents and which may include investments in a variety of investment-grade securities, including commercial paper, money market funds, government and non-government debt securities and certificates of deposit with maturities of less than thirteen months. Some of these securities may be subject to market risk due to changes in prevailing interest rates, which may cause fluctuations in market value.

Digital Musicworks International, Inc.—Background and Overview

Digital Musicworks International, Inc. was founded in February 2004 to explore opportunities in the digital music industry. Its early business model involved signing artists to its own record label, funding the cost of producing original studio music recordings for these artists, promoting these artists and their recordings, and distributing their recordings through both physical and digital channels. Digital Musicworks International, Inc. began receiving revenue from these activities in June 2004 and currently represents six artists. While it still recognizes minimal revenue from the sales of these existing recordings, the company is not seeking any new artists for this purpose as its focus has evolved to predominately involve acquiring digital rights to music recordings by purchase or long-term license and processing these recordings through its digital music processing system for delivery to online music stores for sale.

Digital Musicworks International, Inc. entered into the company’s first catalog acquisition agreement in July 2004. Since then it has executed four other acquisition agreements with owners of large catalogs of music recordings, which provide the company with long-term or perpetual digital rights to the music recordings. In addition to its efforts to acquire music tracks under perpetual and long-term license agreements, Digital Musicworks International, Inc. also obtains short-term distribution rights to digital music. Currently, the company has under contract 35,000 tracks that it has purchased outright, 158,000 tracks under long-term (seven to ten years) licenses and 2,000 tracks under short-term distribution agreements of one to two years. See “Business—Content Acquisition” and “Business—Our Content” for a further discussion of the way that digital rights to music recordings have been acquired.

Digital Musicworks International, Inc. processes these recordings through its digital music processing system for delivery to online music stores, and the cost of such processing is reported in operating expenses. This involves several steps of processing and encoding the music recordings into the specific digital formats required for submission to individual online music stores. The company then distributes the digital music recordings to online music stores, including Apple iTunes Music Store, RealNetworks, Napster, Wal-Mart Music, Yahoo! Music and MSN Music to make them available for purchase by consumers.

Digital Musicworks International, Inc.’s revenue is derived primarily from online music stores that offer its music recordings on a pay-per-download or subscription basis. Apple iTunes, the most popular online music store, accounted for approximately 87% and 83% of its revenue during the period from inception to December 31, 2004 and the nine months ended September 30, 2005, respectively. The company also distributes its music recordings through nine other online music stores. The amount paid to Digital Musicworks International, Inc. per download is negotiated in advance at the time it enters into an agreement with an online music store. Although the company negotiates with each store separately, its experience is that the percentage of the retail price paid to rights holders does not vary significantly across music stores.

Cost of revenue consists of (i) royalties to artists and publishers, (ii) revenue sharing payments based on long-term license or short-term distribution agreements with content owners, and (iii) amortization of costs to acquire digital rights to music recordings. Digital Musicworks International, Inc. purchases or licenses the digital rights to previously recorded music and has no influence over the terms as stipulated in the original recording contract between the content owner and artists or publishers. The company’s experience is that these artist royalty obligations have historically been between 0% and 15% of the revenue attributable to a specific track or album. The publisher royalties are a statutory rate in the United States of America, which was $0.085 per music recording sold during 2005, increasing to $0.091 in January 2006. As part of the company’s negotiations to acquire the digital rights to music recordings, the content owner from whom it licenses the recordings will often pay certain or all of these artist and publisher royalties. Digital Musicworks International, Inc. enters into long-term license agreements with content owners that also typically include a revenue sharing arrangement whereby the the content owner receives 25 to 50% of the revenue earned (after certain deductions) over the term of the agreement. In most cases, as an inducement to enter into the long-term license agreement, Digital Musicworks International, Inc. will make a royalty advance against the content owner’s share of future royalties under this revenue sharing arrangement. All such advance royalties are capitalized as a prepaid asset that is expensed as cost of revenue as the related revenue is earned and the cash advances are recouped. Digital Musicworks International, Inc. also capitalizes the acquisition costs of its perpetual and long-term digital rights and amortizes these amounts over the shorter of seven years or the length of the contract, which it believes reasonably relates the amount of amortization to the revenue expected to be generated.

Digital Musicworks International, Inc. has incurred losses since its inception. As of September 30, 2005, these losses totaled approximately $1.8 million. Although the company expects an increase in its revenue, it may continue to incur losses as a result of higher operating expenses. These increased operating expenses will be caused primarily by adding personnel dedicated to business development, accounting and operations and for other reasons described above under “—Overview—Future Revenues and Operating Expenses.”

Digital Musicworks International, Inc.—Recent Accounting Pronouncements

Digital Musicworks International, Inc. elected early adoption of SFAS No. 123R as disclosed in Notes 1 and 9 to its financial statements as of September 30, 2005, included in this prospectus. Subsequent to September 30, 2005, options to purchase a total of 195,000 shares of Digital Musicworks International, Inc. were granted. As Digital Musicworks International, Inc. is a private company and no market exists for its common shares, the board of directors of the company set the exercise price for these options at $0.21 per share, which it estimated to be equal to the fair value of a company common share on the date of grant. The estimated fair value was not determined using contemporaneous valuation by a valuation specialist since Digital Musicworks International, Inc. completed a third party equity financing at approximately the same time as these options were granted. The board of directors considered all available facts and circumstances to determine fair value of the common shares. Specifically, significant weight was given to the $0.262 price per share paid by third parties for recent purchases of Series B convertible preferred shares of Digital Musicworks International, Inc. and the preferential rights of such convertible preferred shares. For these 195,000 options, the fair value of each option was estimated using the Black-Scholes fair value model with the following assumptions: (a) expected life of approximately six years; (b) risk-free interest rate of 4.5%; (c) 0% dividend yield; (d) volatility of 75%; and (e) a stock price of $0.21 per share. The estimated compensation expense of $0.14 per option share, or approximately $28,000 in the aggregate, will be recognized as the options vest ($1,750 per quarter) beginning in the fourth quarter of 2005. If the proposed offering price for shares of common stock being sold by Digital Music Group, Inc. in this offering had been used to value the options, the stock price of Digital Musicworks International, Inc. used in this calculation would have been $0.61 per share based on the merger exchange ratio, and the estimated compensation expense would have been $78,000 in the aggregate ($4,875 per quarter), which does not represent a material difference. Digital Musicworks International, Inc. is an independent private company not controlled by Digital Music Group, Inc. and the closing of the proposed acquisition of Digital Musicworks International, Inc. is subject to a number of conditions, including the completion of this offering.

Digital Musicworks International, Inc.—Results of Operations

The following table sets forth Digital Musicworks International, Inc.’s results of operations expressed as a percentage of revenue for the periods presented:

	Period from February 26, 2004 (Inception) to December 31, 2004		Period from February 26, 2004 (Inception) to September 30, 2004 (unaudited)		For the Nine Months Ended September 30, 2005
	Amount	Percentage of Total	Amount	Percentage of Total	Amount	Percentage of Total
Revenue	$37,268	100.0%	$11,703	100.0%	$225,535	100.0%
Cost of revenue	13,744	36.9	3,692	31.5	157,465	69.8

Gross profit	23,524	63.1	8,011	68.5	68,070	30.2
Operating expenses	666,831	1689.3	216,428	1749.3	1,128,577	500.4
Interest, taxes and other expense, net	1,291	3.5	419	3.6	133,979	59.4

Net loss	$(644,598)	(1,629.6)%	$(208,836)	(1,684.5)%	$(1,194,486)	(529.6)%

Comparison of Period from February 26, 2004 (Inception) to September 30, 2004 and Nine Months ended September 30, 2005

Revenue.    Revenue grew from $11,703 for the period from February 26, 2004 (inception) to September 30, 2004, to $225,535 for the nine months ended September 30, 2005. From inception to September 30, 2004, Digital Musicworks International, Inc.’s revenue was insignificant because it was beginning its operations and focused on acquiring its initial digital rights to music recordings, establishing relationships with online music stores and identifying artists to sign to its record label. Digital Musicworks International, Inc. had only approximately 400 music recordings available for purchase as of September 30, 2004, compared to 12,200 available for purchase at online music stores as of September 30, 2005.

Cost of revenue.    Cost of revenue increased from $3,692, or 31.5% of revenue, for the period from February 26, 2004 (inception) to September 30, 2004, to $157,465, or 69.8% of revenue, for the nine months ended September 30, 2005. The cost of revenue for the nine months ended September 30, 2005 was negatively impacted by a write-down of $73,442 related to a contract with an artist under its record label, which was entered into in January 2005 and cancelled in July 2005. Excluding this item, the company’s cost of revenue would have been $84,023, or 37.3% of revenue, for the nine months ended September 30, 2005.

Operating expenses.    The following table sets forth the individual components of operating expenses for the period from February 26, 2004 (inception) to September 30, 2004 and for the nine months ended September 30, 2005:

	Period from February 26, 2004 (Inception) to September 30, 2004 (unaudited)		For the Nine Months Ended September 30, 2005
	Amount	Percentage of Total	Amount	Percentage of Total
Personnel-related expenses	$99,256	45.9%	$617,834	54.7%
Professional fees	54,919	25.4	129,652	11.5
Travel-related expenses	16,598	7.7	82,490	7.3
Other	45,655	21.1	298,601	26.5

Total	$216,428	100.0%	$1,128,577	100.0%

Operating expenses increased from $216,428 for the period from inception to September 30, 2004, to $1,128,577 for the nine months ended September 30, 2005. Operating expenses increased in the first nine months of 2005 because of a substantial increase in employees and resulting payroll costs, professional fees, travel related costs and other expenses as Digital Musicworks International, Inc. began to more aggressively identify and acquire rights to music recordings and process an increasing number of tracks for sale. Digital Musicworks International, Inc. expects its operating expenses to increase substantially as it expands business development, operations and accounting activities following the offering, as explained in more detail above under “—Overview—Future Revenues and Operating Expenses.”

Interest, taxes and other expense, net.    Interest, taxes and other expense increased from $419 for the period from February 26, 2004 (inception) to September 30, 2004, to $133,979 for the nine months ended September 30, 2005. In September 2005, in connection with the issuance of Digital Musicworks International, Inc.’s Series B convertible preferred stock, $230,000 of subordinated convertible notes issued in June 2005 were converted into Series B shares at a discount to the noteholders, and this discount of $125,034 was charged to interest expense.

Period from February 26, 2004 (Inception) to December 31, 2004

Revenue.    Revenue was $37,268 for the period from February 26, 2004 (inception) to December 31, 2004. The company was in a start-up mode and refining its business model. As of December 31, 2004, Digital Musicworks International, Inc. had approximately 700 music recordings available for purchase at online music stores.

Cost of revenue.    Cost of revenue was $13,744 for the period from February 26, 2004 (inception) to December 31, 2004, or 36.9% of revenue.

Operating expenses.    Operating expenses were $666,831 for the period from February 26, 2004 (inception) to December 31, 2004, or 1,629.6% of revenue. Operating expenses consisted primarily of salaries and benefits for management, business development, operations and administrative personnel, travel, professional fees, consulting and other costs. These operating expenses related primarily to identifying and negotiating with potential sellers and licensors of digital rights to music recordings, processing of music recordings acquired and making them available for purchase at the online music stores and identifying artists to sign to its record label.

Digital Musicworks International, Inc.—Selected Quarterly Results of Operations

The following table sets forth unaudited quarterly statement of operations data for each of the seven quarters through September 30, 2005:

	For the Quarters Ended (unaudited)
	3/31/04(1)	6/30/04	9/30/04	12/31/04	3/31/05	6/30/05		9/30/05
Statement of Operations Data:
Revenue	$—	$852	$10,851	$25,565	$41,480	$53,560		$130,495
Cost of revenue	—	567	3,125	10,052	18,334	96,992	(2)	42,139

Gross profit	—	285	7,726	15,513	23,146	(43,432	)(2)	88,356
Operating expenses	64	8,629	207,735	450,403	537,745	333,782		257,050
Interest, taxes and other expense, net	—	800	381	(872)	3,095	(7,056)		(128,418)

Income (loss) before income taxes	(64)	(8,344)	(199,628)	(435,762)	(512,304)	(384,270)		(297,112)

Net loss	$(64)	$(9,144)	$(199,628)	$(435,762)	$(513,104)	$(384,270)		$(297,112)

As a percentage of revenue:
Cost of revenue	0.0%	66.5%	28.8%	39.3%	44.2%	181.1%		32.3%
Gross profit margin	0.0%	33.5%	71.2%	60.7%	55.8%	(81.1)%		67.7%
Operating Data:
Number of tracks for sale at end of Quarter	—	—	400	700	2,300	8,000		12,200
Number of paid downloads during Quarter(3)	—	—	19,900	37,900	56,400	75,100		191,400

(1)	For the period from February 26, 2004 (inception) to March 31, 2004.

(2)	Cost of revenue in the quarter ended June 30, 2005 includes a charge of $73,442 related to write-off of a contract entered into in January 2005 with an artist under the company’s record label that was terminated in July 2005. Without this charge, cost of revenue in the quarter ended June 30, 2005 would have been $23,550, or 44.0% of revenue, and gross profit would have been $30,010, or 56.0% of revenue.
(3)	Does not include the number of times our music recordings were streamed or played on subscription-based online music stores.

Digital Musicworks International, Inc.’s revenue increased in every quarter on a year-over-year basis and on a sequential quarter-over-quarter basis. This increase in revenue is due to continued acquisition of rights to music recordings and processing of such recordings to make them available for purchase at the online music stores. During each quarter, the company has added music recordings available for sale at the online music stores. Approximately 84% of its revenue since inception was derived from iTunes.

Gross profit margin varies depending on the mix of revenue received from the music recordings licensed by Digital Musicworks International, Inc. Higher margins are achieved from revenue generated under perpetual and long-term license agreements and lower margins are achieved through short-term distribution agreements. During the nine months ended September 30, 2005, during which Digital Musicworks International, Inc. has increased tracks available for sale from 400 to 12,200, gross profit margin has fluctuated on a quarter-by-quarter basis from 55.8% to 67.7% (excluding the writedown in the quarter ended June 30, 2005), with the gross profit margin during that nine-month period being 62.7% (excluding the write-down in the quarter ended June 30, 2005).

Operating expenses increased on a sequential quarter-over-quarter basis from inception to the quarter ended March 31, 2005, due to the expansion of Digital Musicworks International, Inc.’s operations. In the second and third quarters of 2005, operating expenses declined as a result of a reduction in the company’s personnel associated with the management and promotion of artists signed to its record label. Total full-time employees of Digital Musicworks International, Inc. were 14 at March 31, 2005, and declined to eight at September 30, 2005.

Digital Musicworks International, Inc.—Recent Results

For the two months ended November 30, 2005, Digital Musicworks International, Inc. had 338,000 paid downloads and recorded revenue of approximately $227,000. As of December 31, 2005, it had approximately 30,600 music recordings available for sale at online music stores, and management is continuing to work to obtain delivery, process the remaining music recordings it has under contract and make them available for sale as quickly as practicable.

Digital Musicworks International, Inc.—Liquidity and Capital Resources

Digital Musicworks International, Inc. has funded its operations from February 26, 2004 (inception) to September 30, 2005 primarily through private sales of convertible preferred shares and promissory notes totaling $3,972,281.

The company’s operating activities resulted in net cash outflows of $895,718 for the nine months ended September 30, 2005 and $590,237 for the period from inception to December 31, 2004, primarily as a result of net losses from operations.

The company’s investing activities resulted in net cash outflows of $1,666,986 for the nine months ended September 30, 2005 and $322,757 for the period from inception to December 31, 2004, to purchase fixed assets, acquire digital rights to music recordings and pay cash advances for license rights.

Financing activities provided cash of $2,138,823 during the nine months ended September 30, 2005, primarily from the issuance of Series B convertible preferred stock. Financing activities provided cash of $1,648,831 during the period from inception to December 31, 2004, primarily from the issuance of Series A convertible preferred stock.

As of September 30, 2005, Digital Musicworks International, Inc. had cash and cash equivalents of $311,956 and a working capital surplus of $578,243.

The following table summarizes Digital Musicworks International, Inc.’s contractual obligations as of September 30, 2005, and the effect such obligations are expected to have on its liquidity and cash flows in future periods:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Capital lease obligations	$56,147	$49,045	$7,102	$—	$—
Operating lease obligations	97,457	77,789	19,668	—	—
Digital rights purchase obligations	566,521	566,521	—	—	—
Royalty advances	1,300,000	895,000	90,000	90,000	225,000

Total	$2,020,125	$1,588,355	$116,770	$90,000	$225,000

From October 1, 2005 through December 7, 2005, Digital Musicworks International, Inc. received $621,000 in cash as a result of the collection of subscriptions receivable and the issuance of shares in connection with the closing of its Series B convertible preferred stock offering. Approximately $250,000 of such proceeds was used in December 2005 to pay a contractual obligation for the purchase of digital rights to a music catalog, as included in the above table. Management of Digital Musicworks International, Inc. believes that its available cash balances are sufficient to allow the company to fund its operations and meet its contractual obligations as they come due through the closing of this offering. We intend to utilize approximately $1.2 million of the net proceeds of this offering to pay the remaining royalty advances and digital rights purchase obligations due through September 30, 2006 under contractual commitments currently in place, less any such obligations that may be funded in the interim by Digital Musicworks International, Inc. out of its available cash reserves.

Digital Musicworks International, Inc.—Off-Balance Sheet Arrangements

As of September 30, 2005, Digital Musicworks International, Inc. had no off-balance sheet arrangements.

Rio Bravo Entertainment LLC Carve Out Segment—Background and Overview

Rio Bravo Entertainment LLC, doing business as Psychobaby, was organized as a Delaware limited liability company in June 1998. The company began operations as an entertainment production company and in 2001 began record label recording and music promoting operations. In March 2004, the company commenced operations as a distributor of digital music recordings through online music stores.

Digital Music Group, Inc. is acquiring from Rio Bravo Entertainment LLC its contracts to distribute music recordings in digital format and its contracts with the online music stores. This Management’s Discussion and Analysis of Financial Condition and Results of Operations of Rio Bravo Entertainment LLC Carve Out Segment focuses only on these assets being acquired by Digital Music Group, Inc. and the results of these operations.

As of September 30, 2005, Rio Bravo Entertainment LLC has rights to sell approximately 4,700 music recordings in digital format on behalf of record labels, artists and other content owners pursuant to short-term (generally one to two years) exclusive digital distribution agreements where it typically pays no up-front amounts. The company processes these music recordings through its digital music processing system and offers them for sale through leading online music stores, including Apple iTunes Music Store, Napster, MSN Music Store and Real Networks.

Revenue is derived primarily from online music stores that offer Rio Bravo Entertainment LLC’s music recordings on a pay-per-download or subscription basis. The company retains a distribution fee and pays the remainder of the revenue it receives from the online music stores to the content owner, in accordance with the terms of its agreement with the content owner. iTunes accounted for 99% and 92% of Rio Bravo Entertainment LLC Carve Out Segment’s revenue during the year ended December 31, 2004 and the nine months ended September 30, 2005, respectively. During 2005, Rio Bravo Entertainment LLC began entering into agreements with other online music stores and expects that the percentage contribution from iTunes will decrease in future periods, although it is likely to remain a significant amount as iTunes is the largest and most popular online music store. The amount paid to Rio Bravo Entertainment LLC per download is negotiated in advance at the time the company enters into an agreement with an online music store. For subscription-based online music stores, Rio Bravo Entertainment LLC typically receives a percentage of the subscription revenue realized by the online music stores based on the number of times its music recordings are listened to or downloaded as compared to the total for all available music recordings during the relevant time period.

Cost of revenue consists of the content owner’s percentage of the revenue the company receives from the online music stores in accordance with the revenue sharing terms of Rio Bravo Entertainment LLC’s agreement with the content owner. During the three quarters ended September 30, 2005, cost of revenue, as a percentage of revenue, remained relatively constant, fluctuating from 75% to 78%, as Rio Bravo Entertainment LLC’s agreements with content owners contain generally standard terms.

Rio Bravo Entertainment LLC Carve Out Segment—Results of Operations

The following table sets forth the results of operations expressed as a percentage of revenue for the periods presented:

	For the Year Ended December 31, 2004		For the Nine Months Ended September 30, 2004 (unaudited)		For the Nine Months Ended September 30, 2005 (unaudited)
	Amount	Percentage of Total	Amount	Percentage of Total	Amount	Percentage of Total
Revenue	$35,752	100.0%	$12,411	100.0%	$233,553	100.0%
Cost of revenue	29,301	82.0	9,892	79.7	179,465	76.8

Gross profit	6,451	18.0	2,519	20.3	54,088	23.2
Operating expenses	7,064	19.7	2,652	21.4	11,471	4.9

Net income (loss)	$(613)	(1.7)%	$(133)	(1.1)%	$42,617	18.3%

Comparison of Nine Months Ended September 30, 2004 and Nine Months Ended September 30, 2005

Revenue.    Revenue grew from $12,411 for the nine months ended September 30, 2004, to $233,553 for the nine months ended September 30, 2005. For the nine months ended September 30, 2004, Rio Bravo Entertainment LLC Carve Out Segment’s revenue was insignificant because it was beginning digital music acquisition and distribution operations. Approximately 99% of the company’s revenue for the nine months ended September 30, 2004 was from iTunes, compared to 92% for the nine months ended September 30, 2005. Rio Bravo Entertainment LLC had only approximately 300 music recordings available for purchase at online music stores as of September 30, 2004, compared to approximately 4,700 music recordings available as of September 30, 2005.

Cost of revenue.    Cost of revenue increased from $9,892, or 79.7% of revenue, for the nine months ended September 30, 2004, to $179,465, or 76.8% of revenue, for the nine months ended September 30, 2005. Gross profit margins for both periods were similar as a result of generally standard contract terms with the record labels, artists and other content owners and the online music stores.

Operating expenses.    Operating expenses increased from $2,652, or 21.4% of revenue, for the nine months ended September 30, 2004, to $11,471, or 4.9% of revenue for the nine months ended September 30, 2005.

Operating expenses as a percentage of revenue decreased significantly in the nine months ended September 2005 because of the company’s low fixed operating costs.

For the Year Ended December 31, 2004

Revenue.    Revenue was $35,752 for the year ended December 31, 2004. Rio Bravo Entertainment LLC’s digital distribution business was just beginning during this period, and a total of approximately 900 music recordings were available for purchase as of December 31, 2004. Approximately 99% of the company’s revenue for the year ended December 31, 2004 was from iTunes.

Cost of revenue.    Cost of revenue was $29,301 for the year ended December 31, 2004, or 82% of revenue.

Operating expenses.    Operating expenses were $7,064 for the year ended December 31, 2004, or 19.7% of revenue.

Rio Bravo Entertainment LLC Carve Out Segment—Selected Quarterly Results of Operations

The following table sets forth unaudited quarterly statement of operations data for each of the seven quarters through September 30, 2005:

	For the Quarters Ended (unaudited)
	3/31/04	6/30/04	9/30/04	12/31/04	3/31/05	6/30/05	9/30/05
Statement of Operations Data:
Revenue	—	$874	$11,537	$23,341	$58,932	$69,700	$104,921
Cost of revenue	—	700	9,192	19,409	45,251	52,180	82,034

Gross profit	—	174	2,345	3,932	13,681	17,520	22,887
Operating expenses	—	1,803	849	4,412	3,090	2,064	6,317

Net income (loss)	—	$(1,629)	$1,496	$(480)	$10,591	$15,456	$16,570

As a percentage of revenue:
Cost of revenue	0.0%	80.1%	79.7%	83.2%	76.8%	74.9%	78.2%
Gross profit margin	0.0%	19.9%	20.3%	16.8%	23.2%	25.1%	21.8%
Operating Data:
Number of tracks for sale at end of Quarter	—	200	300	900	2,800	3,400	4,700
Number of paid downloads during Quarter(1)		8,800	28,600	38,900	99,000	130,100	176,000

(1)	Does not include the number of times our music recordings were streamed or played on subscription-based online music stores.

Rio Bravo Entertainment LLC Carve Out Segment commenced operations as a digital music distributor in March 2004. Revenue from this operation has increased in every quarter on a year-over-year basis and on a sequential quarter-over-quarter basis. The increase is due to general industry growth and acquisition of short-term distribution rights to additional music recordings. Each quarter, the company has added music recordings available for sale at the online music stores, primarily iTunes.

Rio Bravo Entertainment LLC Carve Out Segment—Recent Results

For the two months ended November 30, 2005, Rio Bravo Entertainment LLC Carve Out Segment had 130,200 paid downloads and recorded revenue of approximately $80,000. As of December 31, 2005, it had approximately 5,800 music recordings available for sale at online music stores.

BUSINESS

Our Company

We provide digital music recordings to online music stores for purchase by consumers. We have rights to sell over 200,000 music recordings in digital format. We purchase and license music recordings in digital format from record labels, artists and other content owners. We process these recordings through our digital music processing system for delivery to leading and selected specialty online music stores through which our recordings become available for purchase. Sales through the Apple iTunes Music Store, RealNetworks, Napster, Wal-Mart Music, MSN Music and Yahoo! Music online music stores account for substantially all of our revenue.

As of September 30, 2005, we had approximately 17,000 music recordings available for sale at online music stores. This number of recordings available for sale has more than doubled to approximately 36,000 as of December 31, 2005. Our goal is to obtain delivery of the remaining master recordings and other required informational data from the content owners so that we can digitally process and make all our music recordings, including the portion comprising over 100,000 music recordings acquired in September 2005, available for sale at online music stores as quickly as practicable.

We were incorporated as Online Music Corporation in April 2005 to become a leading owner and distributor of digital rights to music and other sound recordings. In September 2005, we changed our name to Digital Music Group, Inc. Concurrent with the completion of this offering, we have agreed to acquire Digital Musicworks International, Inc., a California corporation, and certain assets of Rio Bravo Entertainment LLC, a Delaware limited liability company, doing business as Psychobaby. The assets of Rio Bravo Entertainment LLC to be acquired consist solely of agreements for digital distribution rights to music recordings and agreements with online music stores. See “Certain Relationships and Related Transactions—Our Acquisition of Digital Musicworks International, Inc. and Certain Assets of Rio Bravo Entertainment LLC.”

There is increasing demand for the purchase of digital music through online music stores and wireless channels, such as mobile phones. Online music stores offer the ability to make large numbers of recordings available to consumers for purchase at any time. Sophisticated online search tools permit consumers of music and other sound recordings to identify and purchase many previously inaccessible recordings. However, only a fraction of known music recordings are currently available for purchase in digital format. We believe that many owners of music recordings have yet to make their recordings available in digital format because of the time, effort and cost involved. In addition, we believe many online music stores are reluctant to enter into relationships with holders of small numbers of music recordings because of the administrative costs involved.

Through online music stores, we provide consumers with access to music recordings, many of which are not readily accessible in traditional music retailers or otherwise available in digital format. In addition, we provide a means for music and other sound recording content owners to make their content available to consumers at online music stores with minimal effort on their behalf. Further, we reduce the burden for online music stores of managing individual relationships with numerous smaller content owners.

We receive revenue from the online music stores that pay us a share of their proceeds from the sale of our music recordings. Except with respect to recordings for which we have purchased the digital rights, we pay a portion of our revenue to the content owner for each music recording sold through us, and if applicable under our contract with the content owner, we may also pay a royalty to the artist and the publisher of the music recording, as applicable.

Our rights generally allow us to electronically distribute, market, promote and sell our music recordings, including by digital download and by digital audio transmission formats such as streaming media and downloads to mobile phones. Our music recordings are from various genres and time periods and include past hits, world music, previously unreleased music recordings, live performances, music that may no longer be readily available from traditional music retailers and recent recordings by independent label artists. Other recordings we may acquire include music and audio from live performances not previously commercially available, radio and television productions, and other sources as they are identified by us. We actively seek out the owners of music and other sound recordings for purposes of acquiring their digital rights.

Market Overview

We believe the recorded music industry is undergoing significant change, with the primary means of distribution transitioning from physical formats like compact disc to digital formats accessed over the Internet and wireless and cable networks. We believe this change is occurring as a result of the popularity and proliferation of personal computers and portable digital music players like the Apple iPod and consumer acceptance and the music industry’s endorsement of legitimate digital music sales.

Since Apple’s introduction of the iPod in 2001, approximately 42 million iPods have been sold through December 2005, with approximately one-half of those sales occurring in the last six months of 2005. In addition, worldwide shipments of portable digital music players are projected to grow 370% over the next five years, from 26.4 million units shipped in 2004, to 124 million units in 2009, according to a recent market research report. iTunes is the dominant online music store with over 75% market share. We believe the digital music market is growing rapidly as an increasing number of online music stores are opening. Music recordings are currently available for download in over 20 countries.

The legitimate digital music industry emerged in 2003 with the introduction of iTunes and other online music stores. Industry sources estimate that the worldwide recorded music market was approximately $32 billion in 2004, and the digital music segment of this market represented approximately 1% in 2004. Industry sources reported that downloaded digital music increased to 6% of the total music market during the first half of 2005, and project that the digital music segment will represent approximately 25% of all recorded music sales in 2010.

The emergence of digital music has created additional outlets such as the purchase of digital music and other sound recordings, such as ringtones and mastertones, through mobile phones, and digital video downloads and other audio and video transmissions, such as music videos and television programs, through iPods and other digital music players and mobile phones.

Consumer Demand and Access to Digital Music

Consumers now purchase music in two principal formats, including physical formats such as compact disc from traditional music and e-commerce retailers and digital formats through pay-per-download or subscription services from online music stores.

Purchase of music in digital format offers many advantages to consumers over compact disc. Online music stores generally offer a larger music selection than traditional music retailers and also:

•	offer the ability to sample all of their digital music selections before purchase;

•	are accessible 24-hours every day;

•	offer the ability to purchase music as a single instead of an entire album; and

•	enable the purchase of music in an easily portable format that is not subject to degradation from use and handling.

When a consumer purchases digital music, they download a music recording from an online music store and are then able to listen to the music recording on their computer, transfer the music recording to a portable digital music player or transfer a copy of the music recording to compact disc for listening on traditional music players. Currently a digital music download from iTunes costs $0.99. Other online music stores, such as Wal-Mart Music and MSN Music, offer their music recordings for prices that currently range from $0.88 to $0.99.

Certain online music stores, such as Napster, Yahoo! Music and RealNetworks, also offer their music recordings on a subscription basis that allows consumers access to all of that store’s recordings for prices that typically range from $4.99 to $9.99 per month. Following the termination of their subscription, consumers are not able to play these music recordings.

Consumers can also purchase music through their mobile phone by downloading a music recording or ring tone to their mobile phone from their service provider. Recent offerings allow consumers to purchase and playback entire music recordings and music videos for a typical purchase price per recording ranging from $1.99 to $2.99.

A significant number of music recordings are not currently available for purchase in digital format. Gracenote, the leading industry music database, lists approximately 56 million music recordings in its database. However, only approximately two million music recordings are currently available at iTunes. We believe that many of the music recordings not currently available are held by a disparate, fragmented group of content owners. Our experience is that these owners possess digital rights to libraries ranging from 100 recordings to tens of thousands of recordings.

Accessing the Digital Music Market by Content Owners

The digital music market represents a new opportunity for record labels, artists and other owners of music recordings, but also presents significant challenges.

To access this market, the content owner may be required to enter into separate agreements with each online music store they wish to sell their music recordings through. The leading online music stores have taken steps to limit the number of content owners with which they have direct relationships by, in certain cases, increasing the minimum number of music recordings required to establish a relationship. Our experience is that this threshold at the leading online music stores for holders of back catalogue, out-of-print recordings, past hits and independent label recordings is approximately 1,000 music recordings.

If a content owner is able to enter into an agreement with an online music store, they must then compile their music recordings’ descriptive information, including for example: music recording title, album title, artist name, year of original release, copyright information, songwriter information, publisher information and other related information required by the online music store. They also must submit their music recordings grouped into albums, and artwork in a digital file must be transmitted to the online music store for each album. In addition, the master music recordings may exist in physical formats based on old technologies, such as audio tape and vinyl records, that must be converted to compact disc or a computer file for processing.

Once their music recordings are available for purchase in digital format, each online music store delivers unique sales reports to the content rights owners that provide revenue and music recording usage data. Based on such reports, the rights owners of the music recordings must make royalty payments for publishing and other rights with respect to each digital music recording sold.

Depending on the available resources of the content owner, these processing and royalty payment steps may be technologically challenging, inconvenient and time consuming. As a result, many owners of music recordings have not yet undertaken the digitization and processing efforts necessary to offer their music recordings at online music stores.

Our Solution

We increase the selection of music recordings available for purchase by consumers, we provide a means for content owners to access the digital music market with minimal effort on their behalf and we increase the number of music recordings for sale by the online music stores.

We address the needs of these market participants in the following manner:

•	Consumers. We increase the breadth of music and other sound recordings available to consumers for purchase by making available vintage content, music recordings that are out-of-print and music and other sound recordings that are no longer available or were never previously available in traditional music retailers or online music stores.

•	Content Owners. We offer a convenient means by which record labels, artists and other owners of music recordings can access the digital music market. Content owners typically deliver to us the physical media containing their music recordings to convert into the unique digital formats required by the various online music stores. Historically, we have received most music recordings on compact disc. We can also assist content owners with any delivery and physical format conversion efforts by taking portable equipment we possess to the content owner’s location for processing on-site by us. We also receive the periodic reports from the online music stores on behalf of the content owners that contain sales information for each of their recordings. Based on these reports, we prepare and provide summary reports to the content owners and pay the required royalties and revenue sharing payments.

•	Online Music Stores. We act as a volume supplier that aggregates digital music recordings from numerous content owners for the online music stores. We remove the need for online music stores to enter into and maintain relationships with the many independent labels and other music owners from whom we have acquired digital music rights. We also increase the number and diversity of music recordings available for sale by the online music stores.

Our Strategy

We seek to acquire perpetual or long-term license of digital rights to as many music and other sound recordings as possible, on terms that we deem commercially reasonable. Once acquired, we seek to make these recordings available to consumers by placing them on leading and selected specialty online music stores.

We attempt to meet these objectives by pursuing the following strategies:

•	Expand our library of digital music and other sound recordings. We actively seek to identify the owners of music and other sound recordings and attempt to acquire the digital rights to such recordings worldwide. We focus on acquisition by purchase or long-term license of the digital rights to music recordings from owners of large numbers of recordings. We also allow owners of fewer recordings, including independent record labels seeking exposure for the music of current artists and artists themselves, to provide us with their music recordings for distribution in a cost-effective manner through our web-based self-service application called the Digital OnRamp. We use our network of contacts in the music industry to identify and locate owners of content.

•	Increase sales channels. We generate revenue from our digital music rights by entering into agreements with online music stores that sell our music recordings to consumers. We currently have contractual relationships with leading online music stores, including those offering digital downloads on a pay-per-download basis and digital music subscription services. We intend to pursue other outlets for our digital rights as they become commercially viable.

•	Repackaging our digital music content. We create theme-based compilations and other combinations of our digital music recordings for sale at the online music stores to increase the number of digital downloads of certain of our music recordings. Our experience has been that such efforts have provided a competitive advantage when negotiating agreements with content owners and have increased the placement of our content on certain of the online music stores.

•	Develop and expand our technologies. We seek to purchase additional equipment and software and continue to expand and develop our own technologies for use in our business to more efficiently process and more effectively market our music recordings and produce more informative summary reports.

Content Acquisition

We acquire digital rights to music recordings as follows:

•	Purchase of digital rights. In exchange for the purchase of digital rights, we generally pay a fixed sum of money or we can use a combination of our common stock and cash as the purchase consideration. This amount is generally larger than would be bargained for when we acquire such rights through a long-term license. However, we retain all revenue received with respect to purchased digital rights, after payment of any required artist and statutory publishing royalties. The acquisition costs are amortized on a straight-line basis over seven years.

•	Long-term license. We obtain long-term licenses to digital rights. Our licenses currently have terms of seven to ten years, typically with renewal options. After the term of the license, all rights revert to the licensor. In exchange for long-term licenses, we generally pay a fixed sum of money in the form of an advance against future sales royalties or fees to be paid to the content owner. After recoupment of our initial fixed payment, we generally continue to pay revenue sharing fees to the content owner in accordance with the terms of our agreements with content owners.

•	Short-term distribution rights. We obtain short-term digital rights through distribution agreements with content owners. After the term of the agreement, we do not retain any continuing rights unless the agreement is renewed. Distribution agreements generally do not require us to make upfront or fixed payments. Instead, upon receipt of revenue from sales by the online music stores, we pay all revenue to the content owner other than a distribution fee which we retain in accordance with the distribution agreement with the content owner. We retain a smaller portion of the revenue received from online music stores under distribution agreements than under long-term license agreements or with respect to rights we have purchased. We seek to enter into distribution agreements with a two-year term.

•	Acquisition. We may in the future acquire companies that own digital rights to music recordings. Such transactions may be more costly and time-consuming than the other methods by which we acquire music recordings. We intend to use our common stock and cash for the consideration for any such future acquisitions.

From inception to September 30, 2005, we have generated 42% of our revenue from music recordings for which we purchased the digital rights, 7% of our revenue from music recordings to which we have long-term licenses, and 51% of our revenue from music recordings for which we have short-term distribution rights. We expect these percentages to change in the future and for our revenue under short-term distribution agreements to become a smaller part of our total revenue, because we have the digital rights to a substantial number of additional music recordings that have not yet been made available for sale at online music stores as of September 30, 2005, which all have been purchased or acquired under long-term licenses.

Our Content

Through September 30, 2005, we have entered into five agreements for the perpetual and long-term digital license rights to approximately 35,000 and 158,000 music recordings, respectively, and more than 90 agreements for short-term distribution rights to over 7,000 music recordings. As of September 30, 2005, approximately 17,000 of our music recordings had been made available by us to leading and selected specialty online music stores for purchase by consumers. This number of recordings made available to online music stores has more than doubled to approximately 36,000 as of December 31, 2005. Our remaining 164,000 music recordings as of that date were either not yet received by us from the content owners or not yet processed by us for delivery to online music stores.

The music rights that we acquire are contractual and based upon the rights granted to us by the content owner who may not be the original rights owner. Our agreements with the content owners require that they assure us that they have proper title and ownership to the digital rights acquired by us. We perform what we believe to be a reasonable amount of diligence on the ownership of music recordings by the record labels and catalog owners from whom we acquire digital rights. We also rely on representations and warranties and indemnities provided to us by the owners as to ownership. Given the contractual nature of our rights and our acquisition of older music recordings, there are no assurances that we may not receive a claim from a third party challenging our rights and be required to incur expense to defend those rights and be liable for any damages.

Our music recordings are from various genres and time periods and include past hits, world music, previously unreleased music recordings, live performances, music that may no longer be readily available from traditional music retailers and recent recordings by independent label artists. Other recordings we may acquire include music and audio from live performances not previously commercially available, radio and television productions, and other sources as they are identified by us.

Our music recordings are available at leading online music stores, including Apple iTunes Music Store, Real Networks, Napster, Wal-Mart Music, Yahoo! Music, MSN Music and other online music stores. These online music stores collectively offer music recordings in over 20 countries. Our music recordings are currently offered in some, but not all, of these countries. For the nine months ended September 30, 2005, 84% of our revenue has been generated in the United States with the remaining 16% coming from online music stores serving customers in Europe and Japan.

Our library of music recordings is diverse and spans numerous genres and styles of music. The following table presents all of the original artists in our top 50 music recordings purchased as single downloads by consumers in the United States at iTunes during the nine months ended September 30, 2005, listed in alphabetic order by song title:

Artist	Title	Genre
Fats Domino	Ain’t That a Shame	R&B
The Tams	Be Young, Be Foolish, Be Happy	R&B
Cary Brothers	Blue Eyes	Folk
Fats Domino	Blueberry Hill	R&B
John Lee Hooker	Boom Boom	Blues
The Foundations	Build Me Up Buttercup	Pop
Chingon	Cielito Lindo	Latin
Yellowcard	Cigarette	Alternative
Jan & Dean	Dead Man’s Curve	Pop
Carol Douglas	Doctor’s Orders	Dance
Joshua Radin	Don’t Look Away	Folk
Eddy Grant	Electric Avenue	Reggae
The Vogues	Five O’Clock World	Pop
Al Hirt	Gonna Fly Now	Jazz
Herman’s Hermits	I’m Into Something Good	Pop
Fats Domino	I’m Walkin’ to New Orleans	R&B
Biz Markie	Just a Friend	Hip Hop
Jan & Dean	Little Old Lady from Pasadena	Pop
Chingon	Malaguena Salerosa	Latin
Starbuck	Moonlight Feels Right	Pop
Patrick Street	Music for a Found Harmonium	Celtic
Yellowcard	October Nights	Alternative
Ron Dante	Old Time Rock & Roll / Mony, Mony	Pop
Jackopierce	Please Come to Boston	Folk
Yellowcard	Rough Draft	Alternative
Big Joe Turner	Shake Rattle and Roll	Blues
Al Wilson	Show and Tell	R&B
Love and Rockets	So Alive	Rock
Great White	Stairway to Heaven	Rock
The Archies	Sugar Sugar	Pop
Jan & Dean	Surf City	Pop
Aaron Neville	Tell It Like It Is	Pop
Paper Lace	The Night Chicago Died	Pop
Herman’s Hermits	There’s a Kind of Hush	Pop
The Kings	This Beat Goes On / Switchin’ to Glide	Rock
Joshua Radin	Today	Folk
Ray Charles	What I’d Say	R&B
Percy Sledge	When a Man Loves a Woman	R&B
The Troggs	Wild Thing	Rock
Joshua Radin	Winter	Folk

The above listing is not representative of all of our music recordings. While it represents our most frequently downloaded recordings at iTunes in the United States during the nine months ended September 30, 2005, our music library also includes, for example, world music recordings, tribute songs by studio musicians, seasonal music and classical music by various symphonies.

In addition to purchasing single song downloads, consumers can purchase an entire album at an online music store. As an example of the diversity of our music library, among our 25 best selling albums at iTunes in the United States during the nine months ended September 30, 2005, were vintage works by popular artists like Aaron Neville, Buddy Rich, Donovan, Fats Domino, James Brown, Jan & Dean, The Platters and Willie Nelson; current albums by newer artists such as Cary Brothers, Peter Murphy, Yellowcard and Wideawake; a collection of marches by John Phillip Sousa; a collection of George Gershwin songs; and tribute albums recorded by various musicians to Led Zeppelin, Linkin Park and Garth Brooks.

More than 164,000 of our music recordings under digital rights contracts are not yet available for purchase by consumers at the online music stores. The following table presents a small sample of such content:

Artist	Content	Genre
B.B. King	26 original recordings	Blues
Billie Holiday	130+ original recordings	Jazz
Blue Oyster Cult	17 original recordings	Rock
Dorsey Burnette	16 unreleased original recordings	Rockabilly
Duke Ellington	15 original recordings	Jazz
Ella Fitzgerald	170+ original recordings	Jazz
Frank Sinatra	250+ original recordings	Vocal
Jefferson Airplane	12 live recordings	Rock
Jerry Jeff Walker	11 complete albums	Country
Jimi Hendrix Experience	25+ live recordings	Rock
Jimmy Reed	35 original recordings	Blues
John Lee Hooker	13 original recordings	Blues
Kool & the Gang	30+ live and original recordings	R&B
Louis Armstrong	30+ original recordings	Jazz
Luciano Pavarotti	20+ recordings	Opera
Maria Callas	25+ recordings	Opera
Miles Davis	25+ original recordings	Jazz
Public Enemy	16 live recordings	Hip Hop
Ray Charles	25+ original recordings	R&B
Roy Orbison	19 live recordings	Pop

There is no assurance as to the timing when the additional music recordings under contract can be made available for purchase at the online music stores or that they will be as popular with consumers and generate revenue at the same rate as those currently available for purchase.

Content Processing and Operations

Upon entering into a digital rights acquisition agreement with the content owner, the following principal steps are involved to make our music recordings available for purchase at an online music store:

•

We must receive the content.    The content owner is required to deliver their music recordings to us, along with descriptive data with respect to each music track, such as music recording title, album title, artist name, copyright information, songwriter information, publisher information, territorial rights and other related information. Our perpetual and long-term license rights agreements generally provide for delivery of music recordings in physical format in specific batches over time. Our goal is to add internal resources and offer to assist these content owners in delivering their music recordings to us. Content owners who enter into short-term distribution agreements with us can provide their music recordings to us through our convenient online service called Digital OnRamp.

•	The music recordings must be processed by us and delivered to the online music stores. Following receipt of the music recordings in physical format, we convert them into the specific digital formats required by the various online stores. We then compile the required music recording descriptive information as specifically required by each online music store. iTunes and most other online music stores require that music tracks be batched together into an album format with artwork for each album. If the music recordings are already grouped into previously-issued albums when we receive them, we retain this album concept and utilize album cover artwork provided by the content owner. However, if the individual tracks are not grouped into an album, such as previously unreleased studio music recordings or a live concert recording, we bundle the various tracks into albums and develop artwork for the newly created album. Once complete, we deliver these music recordings in digital format, together with their associated descriptive information and album artwork, to the online music stores to be made available for purchase in the specific territories where we have acquired the digital rights.

•	The online music stores then make these available for purchase by consumers. Upon receipt, the online music stores review our music recordings, descriptive information and artwork to ensure that they are in the proper format for their store. Once approved, the recordings are then made available online for purchase by consumers.

Agreements with Online Music Stores and Content Owners

Pursuant to the terms of our agreements with the online music stores, we receive periodic sales and download activity reports, generally on a monthly basis within 30 days following the end of the month. We receive payment at approximately the same time as we receive these reports.

The amount paid to us per download is negotiated in advance at the time we enter into an agreement with an online music store. For the nine months ended September 30, 2005, approximately 88% of our total revenue was generated through Apple iTunes, the largest online music store. Our agreements with Apple have terms of three years ending in April 2007. Under these agreements, Apple is required to pay us an agreed upon wholesale price for each recording sold on iTunes, which is currently $0.70 for each individual music recording downloaded and $7.00 for each album download. Although we negotiate with each store separately, our experience is that, of the retail price charged to consumers (currently $0.99 per individual download and $9.99 per album download at iTunes), the percentage paid to the rights holders per download does not vary significantly across online music stores. For subscription-based online music stores, such as Napster and RealNetworks, in addition to receiving an agreed upon wholesale price for each paid download sold by the store, we also receive a percentage of the subscription revenue realized by the online music stores based on the number of times our music recordings are listened to or downloaded by subscribers as compared to the total for all music recordings listened to or downloaded during the relevant time period.

We are responsible under our agreements with content owners for certain payments based on the periodic sales reports received from the online music stores. Based on the specific agreement with the content owner, these can consist of royalties to artists and/or publishers (which includes songwriters) and revenue sharing payments to the content owner. When we acquire digital rights, we have no influence over the terms as stipulated in the original recording contract between the content owner and artists or publishers. Our experience in acquiring digital rights on a perpetual basis is that the content owner will typically require us to assume and pay these royalty obligations to artists and publishers. The artist royalty obligations in these situations have historically been between 0% and 15% of the revenue attributable to a specific track or album. The publisher royalties are a statutory rate in the United States, which was $0.085 per music recording sold during 2005, increasing to $0.091 in January 2006. Our experience in acquiring digital rights under a long-term license agreement is that the content owner typically requires us to assume and pay the royalties to publishers, whereas the content owner typically retains the artist royalty obligation.

Our long-term license and short-term distribution agreements contain revenue sharing provisions between the content owner and us. In the long-term license agreements we have entered into through September 30, 2005, the content owners receive 25 to 50% of the revenue earned (after deductions for publisher royalties paid by us) over the term of the agreement. In most cases, as an inducement to enter into the long-term license agreement, we will make a royalty advance to the content owner against the content owner’s share of future royalties under this revenue sharing arrangement. Such advances are recouped from the content owners’ share of future revenue. In short-term distribution agreements, we are not responsible for any artists or publishers royalties and we make no upfront or fixed payments to the content owner at the time we enter into the agreement. Therefore, the revenue sharing percentage retained by the content owner (generally 80 to 85%) is substantially higher than under long-term license agreements.

Distribution and Marketing

We distribute our digital music recordings primarily to leading online music stores and to selected specialty online music stores that offer our music recordings for sale to consumers in those territories where we hold rights. We believe we have strong business relationships with iTunes and other online music stores to whom we provide music recordings for sale. Our music recordings have received premium placement on certain online music stores.

The flexibility of the digital format allows us to market our music recordings in creative ways by mixing-and-matching our individual recordings to create new digital music albums. With this flexibility, we are able to offer our music recordings in new compilation albums to attract consumers of a particular lifestyle or age group or related to an event type, holiday or live music concert, for example.

We expect to enter into co-marketing agreements with certain consumer or retail companies in order to market our music recordings directly to consumers, who will be encouraged to purchase these recordings at an online music store. We expect these co-marketing programs to be structured in various ways and incorporate revenue sharing arrangements. In addition, we expect to market our services to content owners through advertising in trade publications, attendance at trade shows and event sponsorships.

Competition

We compete with numerous companies to acquire digital rights to music recordings and with traditional music retailers and online music distributors for consumer purchases of music recordings.

We compete with The Orchard Enterprise, Inc., Independent Online Distribution Alliance, Digital Rights Agency, IRIS and other companies to acquire digital rights to distribute music and other sound recordings. We understand that these companies seek to enter into short-term distribution agreements with content owners and do not offer content owners the perpetual or long-term license terms we seek. We compete for these short-term distribution rights on the basis of payment terms, processing services, marketing ability and reporting services. We are unable to anticipate which other companies are, or are likely to be, seeking to acquire digital rights to the same music recordings we may wish to acquire. We believe that the proceeds we will receive in this offering will allow us to compete favorably in the acquisition of additional digital rights to music recordings.

There are over two million music recordings available at Apple iTunes Music Store. We compete at iTunes and other online music stores for consumers’ attention and download expenditures with the four major record labels, Warner Music Group, EMI Group, Universal Music Group and Sony BMG Music Entertainment, who together represent over 70% of the current music market, as well as the other larger labels that directly place their music recordings in online music stores. Other than certain independent record labels and artists who provide us with the digital rights to their current albums under short-term distribution agreements, the music recordings for which we hold digital rights and to which we will seek to acquire digital rights in the future are not the current mainstream and popular hits, like those held by these major and other record labels. These companies have significantly better brand recognition, longer operating histories and significantly greater financial, marketing and other resources than us, and may be able to enter into strategic or commercial relationships with the online music stores that are competitively beneficial to them.

The market for digital music recordings is currently a small percentage of total revenue from the sale of music recordings. The compact disc remains the predominant media for music distribution, although we believe the recorded music industry is in the early stages of a transition from physical formats to digital formats. We believe that the market share of digital music will increase and digital formats will ultimately become the preferred way consumers purchase and listen to music.

New technologies and the continued enhancement of existing technologies may also increase competitive pressures on our company. We cannot assure you that we will be able to successfully compete against current and future competitors or adequately address increased competitive pressures. See “Risk Factors.”

Employees

As of February 2, 2006, we had 12 full-time employees. Among these employees, three were in business development, five were in operations and four were senior management or administrative employees. None of these employees are covered by a collective bargaining agreement and we have never experienced a work stoppage. We consider our relations with our employees to be good. We intend to increase the number of our personnel following this offering.

Intellectual Property

We rely on a combination of trade secret, copyright and trademark laws in the United States and other jurisdictions, as well as confidentiality provisions and contractual restrictions, to protect our proprietary rights, including our know-how.

We have filed trademark applications for the names Digital Music Group and Digital Musicworks International as well as for the trademarks DMG and Digital OnRamp. Digital Musicworks International, Inc. has filed a trademark application for its logo design, and we have licensed our logo design from Digital Musicworks International, Inc. pending the closing of this offering. If we do not acquire Digital Musicworks International, Inc., this license will expire.

Facilities

Our executive offices are located in Sacramento, California, where we lease approximately 3,500 square feet under an agreement that expires in December 2006.

Legal Proceedings

We are not a party to any legal proceedings.

MANAGEMENT

Executive Officers, Directors and Key Employees

The following table sets forth certain information with respect to our executive officers, directors and key employees as of February 2, 2006.

Name	Age	Position
Mitchell Koulouris(1)	45	President, Chief Executive Officer and Director
Anders Brown	35	Chief Operating Officer
Cliff Haigler	50	Chief Financial Officer
Peter Koulouris	53	Vice President of Business Development
Richard Rees(6)	45	Vice President of Business Development, Secretary and Director
Clayton Trier(2)(4)(5)	53	Chairman of the Board and Director
David Altschul(1)(4)(5)	58	Director
Roger Biscay(1)(2)(3)(4)	38	Director
Peter Csathy(1)(4)(5)	42	Director
Terry Hatchett(1)(2)(3)(4)	59	Director
John Kilcullen(1)(3)(4)	46	Director
Steve Colmar(6)	50	Director

(1)	To be appointed a director upon completion of this offering.
(2)	Will become a member of the audit committee upon completion of this offering.
(3)	Will become a member of the compensation committee upon completion of this offering.
(4)	Will become a member of the nominating and corporate governance committee upon completion of this offering.
(5)	Will become a member of the content acquisition committee upon completion of this offering.
(6)	Will resign as a director upon completion of this offering.

Mitchell Koulouris has served as our President and Chief Executive Officer since August 2005 and will become one of our directors upon completion of this offering. Since its inception in February 2004, Mr. Koulouris has been the Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Digital Musicworks International, Inc. From January 1992 to December 2003, Mr. Koulouris was Chief Executive Officer and Chairman of the Board of Informant Communications Group, Inc. (ICG), a magazine publisher focused on information technology and software development issues and practices. While with ICG, Mr. Koulouris developed a number of software development magazines for companies such as Borland International, Oracle Corporation and Microsoft Corporation. From 1977 to 1990, Mr. Koulouris held a number of roles with MTS Incorporated (Tower Records). During his tenure with Tower Records, he was responsible for the planning, installation, and training of the company’s point-of-sale retail systems and back-end computer and reporting systems worldwide. Mr. Koulouris attended the San Jose State school of Journalism specializing in broadcast journalism (radio and television). Mr. Koulouris is the brother of Peter Koulouris, our Vice President of Business Development.

Anders Brown has served as our Chief Operating Officer since August 2005. Mr. Brown has been a consultant and employee of Digital Musicworks International, Inc. since October 2004, serving since June 2005 as the Chief Operating Officer and since September 2005 as a director. In this current capacity, Mr. Brown oversees operations, sales and marketing processes. From October 2004 to June 2005, Mr. Brown served as Vice President, Business Strategy for Digital Musicworks International, Inc., and he was responsible for leading strategic planning and developing music processing infrastructure. From December 1997 to June 2004, Mr. Brown served in a number of capacities at Microsoft Corporation, including roles in marketing, planning, operations and business development. From July 2002 to June 2004, Mr. Brown was responsible for leading planning and marketing programs to support growth of the Microsoft Office business unit. From March 2000 to July 2002, Mr. Brown led software developer technology marketing and planning programs for the Microsoft Office business unit. From December 1997 to March 2000, Mr. Brown led operations and product planning programs in the Developer Tools Division of Microsoft. Prior to that, Mr. Brown served in the Operations Group of Merix Corporation, a global printed circuit board provider. In this capacity, Mr. Brown was responsible for manufacturing operations, planning, and capital equipment management. Mr. Brown holds BS and MS degrees in Mechanical Engineering from the University of Washington.

Cliff Haigler has served as our Chief Financial Officer since August 2005. Mr. Haigler is one of our founding shareholders and agreed to serve in this position in an interim capacity while we were focused on the acquisitions and preparation for this offering, and it is likely that we will hire a permanent Chief Financial Officer following completion of this offering (see “—Future Additions to Executive Management Team” below). From October 2004 to August 2005, Mr. Haigler was Senior Vice President of Strategic Business Development for Mphasis Corporation, one of India’s largest public outsourcing firms serving Fortune 500 clients. From February 2004 to September 2004, Mr. Haigler was Chief Financial Officer of Steve and Barry’s University Sportswear, a national apparel retailer. From 1994 to February 2004, Mr. Haigler, served as President of Haigler Investments, a consulting services firm to various corporations in a range of industries. Through Haigler Investments, he worked on numerous transactions involving initial public offerings, acquisitions and consolidations. From 1992 to 1994, he was Director of Research for Southcoast Capital Corporation, a securities broker-dealer in Austin, Texas. From 1990 to 1992, Mr. Haigler was Portfolio Manager for Austin, Calvert, & Flavin, a money management firm in San Antonio, Texas. From 1985 to 1990, Mr. Haigler served as an Equity Securities Analyst for securities broker-dealers and money management firms in Houston, Texas and Boston, Massachusetts. Mr. Haigler holds a BA degree in Finance from the University of Texas at Austin and an MBA degree from the Harvard Business School. Mr. Haigler is a Chartered Financial Analyst and a member of the Chartered Financial Institute.

Peter Koulouris has served as our Vice President of Business Development since August 2005. Since its inception in February 2004, Mr. Koulouris has been the Executive Vice President, Business Affairs and Corporate Secretary and a director of Digital Musicworks International, Inc., responsible for the identification and acquisition of music recordings. Mr. Koulouris managed the business affairs of simpleworld, a rock group, from 2002 until 2004. From 1994 until February 2004, Mr. Koulouris practiced law in California as a sole practitioner. Mr. Koulouris has a JD degree from the Humphreys College School of Law, and attended college at San Jose State University and San Joaquin Delta College. Mr. Koulouris is the brother of Mitchell Koulouris, our President and Chief Executive Officer.

Richard Rees has served as our Vice President of Business Development, Secretary and as one of our directors since April 2005. Mr. Rees agreed to serve as one of our directors in connection with our formation and intends to resign as a director upon completion of this offering. Since 1998, Mr. Rees has been a member and president of Rio Bravo Entertainment LLC, doing business as Psychobaby, a record label and digital music distributor. From 1991 to 1997, Mr. Rees was a co-founder, General Partner and President of Rees-Slaymaker Broadcasting LP, which owned radio station KNNC-FM in Austin, Texas and co-founder and President of Monarch Broadcasting, Inc., which owned radio station KENZ-FM in Salt Lake City. KENZ-FM was sold to Citadel Broadcasting Corporation and KNNC-FM to Simmons Broadcasting, Inc. In 1984, Mr. Rees was the co-founder of one of the first commercial alternative radio stations in America, KCGL-FM in Salt Lake City. KCGL-FM was sold in 1986. From 1987 to 1990, Mr. Rees was a consultant to several radio stations.

Clayton Trier has served as one of our directors and our Chairman of the Board since September 2005. Mr. Trier is a private investor. He was a founder of U.S. Delivery Systems, Inc., which was formed in 1993 to consolidate the same-day local delivery industry and was listed on the NYSE from 1994 until its acquisition in 1996, and he served as its Chairman, President and Chief Executive Officer from 1993 to 1997. From 1991 to 1993, Mr. Trier headed Trier & Partners, a private investment banking firm focused on financings and mergers and acquisitions activity for environmental companies. From 1987 to 1990, Mr. Trier served as President and Co-Chief Executive Officer of Allwaste, Inc., an environmental services firm listed on Nasdaq and later on the NYSE. Mr. Trier currently serves on the Board of Directors of U.S. Physical Therapy, Inc. (Nasdaq: USPH) and Creative Master (Bermuda) Ltd., a company listed on the Singapore Exchange. Mr. Trier has a BBA degree in accounting from Lamar University and became a licensed CPA in Texas in 1976.

David Altschul will become one of our directors upon completion of this offering. Since January 2004, Mr. Altschul has been a partner in Altschul & Olin, LLP, a law firm, where his practice is primarily focused upon representing individuals and companies in the worldwide music industry. From January 2003 to December 2003, Mr. Altschul practiced law as a sole practitioner. From March 2002 to July 2002, Mr. Altschul served as an independent consultant to the Record Industry Association of America. From November 1980 to December 2001, Mr. Altschul was employed in various positions for Warner Bros. Records, including serving as General Counsel from 1986 to 1995 and as both Vice Chairman and General Counsel from 1995 to 2001. Mr. Altschul has a BA degree from Amherst College and a JD degree from Yale Law School.

Roger Biscay will become one of our directors upon completion of this offering. Mr. Biscay serves as Senior Director and Assistant Treasurer of Cisco Systems, where he is responsible for the management of its $12 billion fixed income and equity portfolios. Mr. Biscay is also the investment advisor for the Cisco Foundation and a member of that company’s 401k committee. Prior to joining Cisco in 1999, he held senior trading and sales positions in the areas of fixed income, foreign exchange and equity capital markets with major global financial institutions including Lehman Brothers, Paribas Capital Markets and Royal Bank of Canada. Mr. Biscay holds a BS degree in Finance and an MBA from the University of San Francisco.

Peter Csathy will become one of our directors upon completion of this offering. Mr. Csathy became the Chief Executive Officer of SightSpeed, Inc., a provider of Internet video and voice communications, community and commerce services, in December 2005. Prior thereto, he was the President of Csynergy Consulting Network, a digital media and technology firm he founded in October 2004. From March 2002 to July 2004, Mr. Csathy was the President and Chief Operating Officer of Musicmatch, Inc., a digital music company. From March 2000 to December 2001, Mr. Csathy was the Chief Operating Officer of eNow, Inc., a media and technology company. Previously, and for nearly four years, Mr. Csathy was a Senior Vice President of Universal Studios Recreation Group, an operating division of Universal Studios. Mr. Csathy also previously was employed with New Line Cinema and Savoy Pictures. Mr. Csathy has a BA degree from the University of Minnesota and a JD degree from Harvard Law School.

Terry Hatchett will become one of our directors upon completion of this offering. Since May 2003, Mr. Hatchett has been the Regional Chief Operating Officer of the Americas for Clifford Chance U.S. LLP, one of the largest global law firms. From 1969 until August 2002, Mr. Hatchett served in various positions at Arthur Andersen LLP, an international accounting firm where he became a partner in 1979, including Managing Partner—North America from March 2001 until March 2002, Managing Partner—Office of the CEO from 2000 to March 2001, and Managing Partner—Asia Pacific from 1997 to 2000. Mr. Hatchett has a BBA degree in accounting from Texas A&M University and became a licensed CPA in Texas in 1970.

John Kilcullen will become one of our directors upon completion of this offering. Since March 2003, Mr. Kilcullen has been President and Publisher of the Billboard Information Group, which includes Billboard Magazine, a leading publication in the music industry, and President of the VNU Music and Literary Group, part of VNU Business Media, Inc., a business information division of VNU, Inc. In 1990, Mr. Kilcullen was a member of the founding team of IDG Books Worldwide, Inc., publisher of the “For Dummies ...” series of books, and was Chairman and CEO of IDG Books Worldwide, Inc. when the company listed on Nasdaq in 1998, and continued to serve in such capacities until the company was acquired in September 2001. From October 2001 to March 2003, Mr. Kilcullen was a private investor and lecturer at Babson College’s School for Executive Education. Mr. Kilcullen has served since July 2005 as an advisory director of Digital Musicworks International, Inc. Mr. Kilcullen has a BA degree in Communications from Fordham College.

Steve Colmar has served as one of our directors since April 2005 and was our Chairman of the Board from April 2005 until September 2005. Mr. Colmar agreed to serve as one of our directors in connection with our formation and intends to resign as a director upon completion of this offering. Since 1999, Mr. Colmar has served as President of Business Ventures Corp., a research and private equity firm. Prior to 1999, Mr. Colmar served as a co-founder or co-sponsor of a number of industry consolidations, including Quanta Services, Inc., a NYSE company, which is a leading provider of specialized contracting services for the electric power and telecommunications industries. Mr. Colmar has a BA degree in Marketing, Management and Communications from the University of Tulsa.

Future Additions to Executive Management Team

Following completion of this offering, we plan to identify, recruit and add several persons to fill key positions in our management team as we seek to aggressively grow and develop our business. These positions include a Chief Content Acquisition Officer, Chief Accounting Officer and Human Resources Director, among others. In addition, we plan to hire a permanent Chief Financial Officer. Cliff Haigler, who is one of our founding stockholders and has served in this interim capacity since August 2005, during which time our principal focus was negotiating the acquisitions and preparing for this offering. We will also seek to add substantially to our number of full-time employees, as discussed in more detail in this prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Future Revenues and Operating Expenses.”

Board Committees

We established audit, compensation, nominating and corporate governance and content acquisition committees, to be effective upon completion of this offering.

Our audit committee will consist of Messrs. Biscay, Hatchett and Trier. The audit committee will be responsible for reviewing and monitoring our corporate accounting and financial reporting processes, the periodic public release of financial results and the periodic filing of financial reports with the SEC, and selecting the independent accountants to audit our financial statements, including approving their compensation and monitoring their qualifications, independence and performance.

Our compensation committee will consist of Messrs. Biscay, Hatchett and Kilcullen. The compensation committee will be responsible for determining salaries, incentives and other forms of compensation for our executive officers and compensation for our non-employee directors, as well as administering our 2005 Stock Plan and other incentive compensation and employee benefit plans.

Our nominating and corporate governance committee will consist of Messrs. Altschul, Biscay, Csathy, Hatchett, Kilcullen and Trier. The nominating and corporate governance committee will be responsible for developing and recommending board member selection criteria, identifying and recruiting prospective board candidates, recommending nominees for election to the board of directors, considering committee member qualifications, recommending corporate governance principles to the board of directors, and providing oversight in the evaluation of the board of directors and each committee.

Our content acquisition committee will consist of Messrs. Altschul, Csathy and Trier. The content acquisition committee will be responsible for monitoring the progress and status of management’s efforts to acquire additional music catalogs and reviewing and approving the terms of all long-term content acquisition and licensing contracts.

Compensation Committee Interlocks and Insider Participation

No member of our board of directors or compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

Directors who are also our employees or employees of any of our subsidiaries will not receive additional compensation for serving as directors. Prior to completion of this offering, our Chairman of the Board, who is also an independent director, is entitled to receive compensation of $10,000 per month for services as a director. Following completion of this offering, each director who is not also one of our employees or an employee of our subsidiaries will receive a fee of $36,000 per year, plus $500 per committee meeting attended, except that the chairperson of the audit committee will receive $40,000 and the Chairman of the Board will receive $50,000 per year. Our directors will be reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors or the committees thereof, and for other expenses reasonably incurred in their capacity as directors. Upon completion of this offering, we plan to grant to each of our non-employee directors an initial option to purchase 24,000 shares of our common stock with an exercise price per share equal to the price to public of our common stock in this offering. These options vest in equal monthly installments over 24 months beginning on the date of grant. Thereafter, on each annual anniversary of service on our board of directors, we plan to grant to each of our non-employee directors an option to purchase 6,000 shares with an exercise price per share not less than the fair market value of our common stock on the date of grant. These annual option grants will vest in equal monthly installments over 12 months. See “—Compensation Plans—Digital Music Group, Inc. Amended and Restated 2005 Stock Plan.”

Executive Compensation

Digital Music Group, Inc. was incorporated in April 2005 and has not conducted any operations other than raising capital and those activities related to the acquisition of Digital Musicworks International, Inc. and certain assets of Rio Bravo Entertainment, LLC. Digital Music Group, Inc. has not paid, and will not pay prior to the completion of the offering, any salaries. Following completion of this offering, the annualized base salaries of our most highly compensated executive officers will be $150,000 for Mr. Mitchell Koulouris, our President and Chief Executive Officer, $130,000 for Mr. Cliff Haigler, our Chief Financial Officer, $130,000 for Mr. Anders Brown, our Chief Operating Officer, $120,000 for Mr. Peter Koulouris, our Vice President of Business Development, and $120,000 for Mr. Richard Rees, our Vice President of Business Development and Secretary. In addition, pursuant to their employment agreements with us, Messrs. Mitchell Koulouris, Brown and Peter Koulouris will each be entitled to a cash bonus under a bonus plan to be created and approved by the compensation committee of our board of directors. Mr. Haigler will also be entitled to participate under such plan. These bonuses are to be between 30% and 75% of each such individual’s annual salary if the individual’s performance meets certain milestones to be determined by the compensation committee of our board of directors. Prior to completion of this offering Messrs. Mitchell Koulouris, Brown and Peter Koulouris will remain employees of Digital Musicworks International, Inc. and Mr. Rees will remain an employee of Rio Bravo Entertainment LLC. Messrs. Mitchell Koulouris, Brown and Peter Koulouris will cease to be employees of, and will not receive any compensation from, Digital Musicworks International, Inc. upon completion of this offering as Digital Musicworks International, Inc. will merge into us and will cease to exist as a separate entity. Mr. Rees will not receive any compensation as an employee of Rio Bravo Entertainment LLC following the acquisition of certain assets by us from Rio Bravo Entertainment LLC upon completion of this offering. Mr. Rees may continue to receive income from Rio Bravo Entertainment LLC in connection with his ownership interest therein.

Employment Agreements and Change in Control Arrangements

In connection with this offering, we have entered into employment agreements with Messrs. Mitchell Koulouris, Haigler, Brown, Rees and Peter Koulouris, which agreements will become effective upon completion of this offering. Each agreement has a term of two years following the date this offering is completed, unless earlier terminated by us without cause upon 30 days written notice or upon written notice for cause, subject to a 60-day notice period where such cause is curable by the employee. In addition, each officer may terminate the agreement upon written notice for good reason or no reason. All agreements provide that if the officer’s employment is terminated for cause by us or voluntarily by the officer, such officer will be entitled to receive compensation and benefits through the date of termination in accordance with the terms of our benefit plans. In addition, all agreements provide that if the agreement is terminated by us without cause or by the officer for good reason, the officer will be entitled to receive compensation and benefits for a period following the date of termination in accordance with the terms of our benefit plans. For Messrs. Haigler and Rees, this period is three months; for Messrs. Brown and Peter Koulouris, this period is six months; and for Mr. Mitchell Koulouris, it is 12 months. Each of these officers and each of our other employees have entered into at-will employment, confidential information, invention assignment and arbitration agreements that become effective upon the completion of the offering and prohibit such individuals from disclosing our confidential information and trade secrets, assigns all intellectual property developed by them in the course of employment to us and prohibit these individuals from soliciting our employees for a period of one year following termination of employment. Each agreement provides for employment on an at-will basis that allows either party to terminate the employment relationship at any time without reason and without notice.

As part of employment arrangements with us, Messrs. Mitchell Koulouris, Brown and Peter Koulouris each were sold and issued 200,000 restricted shares of our common stock in August 2005 at a purchase price of $0.01 per share. The shares sold to each of Messrs. Mitchell Koulouris, Brown and Peter Koulouris are subject to our repurchase option at the original purchase price that lapses monthly over 24 months following the date of grant so long as they each remain a service provider to us. If any of Messrs. Mitchell Koulouris, Brown or Peter Koulouris is terminated involuntarily other than for cause, or quits for good reason, as such terms are defined in their employment agreements, their remaining unvested shares will be released from our repurchase option. As part of Mr. Rees’ employment arrangement with us, he was sold and issued 75,000 shares of our common stock in August 2005 at a purchase price of $0.01 per share.

In connection with the acquisition of Digital Musicworks International, Inc. and certain assets of Rio Bravo Entertainment LLC, we entered into non-competition and non-solicitation agreements with Messrs. Mitchell Koulouris, Brown, Peter Koulouris and Rees that will become effective upon the completion of the acquisitions and prohibit any of them from competing with us anywhere in the United States or soliciting our employees for a period of three years following the completion of the acquisitions. There is an exception in Mr. Rees’ agreement that allows Rio Bravo Entertainment LLC to continue to provide services to a third party pursuant to an existing agreement provided that it receives no economic benefit from such relationship and pays all monies received from such third party, after reasonable expenses, to us and Mr. Rees is obligated to transfer such agreement to us as soon as reasonably practicable.

After a change in control, including the completion of the acquisition of Digital Musicworks International, Inc., pursuant to Mr. Mitchell Koulouris’ and Mr. Peter Koulouris’ restricted stock purchase agreement with Digital Musicworks International, Inc., if, within 12 months, the executive is terminated involuntarily other than for cause or he quits for good reason, as such terms are defined in that agreement, the lesser of 16 2/3% of his total shares or the remaining of his unvested shares under such agreement shall be released from our repurchase option.

In connection with the acquisition of Digital Musicworks International, Inc., options held by Mr. Brown to acquire common stock of Digital Musicworks International, Inc. will fully vest and be exercisable by Mr. Brown prior to the completion of the acquisition.

Compensation Plans

Digital Musicworks International, Inc. 2004 Stock Plan

Digital Musicworks International, Inc.’s 2004 Stock Plan was adopted by its board of directors and approved by its stockholders in 2004. In connection with the acquisition of Digital Musicworks International, Inc., none of the options under the Digital Musicworks International, Inc. 2004 Stock Plan will be assumed or substituted by us. As a result, and in accordance with the terms of the plan, each outstanding option will vest fully and become immediately exercisable. Any unexercised options will terminate upon the completion of this offering.

Digital Music Group, Inc. Amended and Restated 2005 Stock Plan

Our board of directors adopted and our stockholders approved our Amended and Restated 2005 Stock Plan. Our Amended and Restated 2005 Stock Plan provides for the grant to our employees of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, and for the grant to our employees, directors and consultants of nonstatutory stock options, stock appreciation rights and restricted stock. The Amended and Restated 2005 Stock Plan was established to recognize and reward participants, primarily our senior management, for their efforts on our behalf, to attract and motivate management and employees by appropriate incentives to contribute to the attainment of our long-term performance objectives, and to align management’s interests with those of stockholders through compensation based on the performance of our common stock over a long-term period. No grants have been made under the Amended and Restated 2005 Stock Plan and, other than the grants to our non-employee directors described below under “Automatic Grants to Non-Employee Directors,” no commitments currently exist to make any such grants and none are anticipated prior to the completion of this offering. However, we anticipate that, within a short period of time following the completion of this offering, our board or directors, through its compensation committee, will develop criteria for considering awards and grants under the Amended and Restated 2005 Stock Plan and will make certain awards and grants at that time.

Number of Shares of Common Stock.    We have reserved 1,200,000 shares of our common stock for issuance pursuant to the Amended and Restated 2005 Stock Plan. The number of shares in respect of any option or stock appreciation right that lapses or expires and any repurchased shares of restricted stock will be added back to the available number of shares of common stock for which awards may be granted. In addition, our Amended and Restated 2005 Stock Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our fiscal year 2007, equal to the lesser of:

•	5% of the outstanding shares of our common stock on the first day of the fiscal year;

•	400,000 shares; or

•	such other lesser amount as our board of directors may determine.

Administration of the Amended and Restated 2005 Stock Plan.    The compensation committee of our board of directors administers the Amended and Restated 2005 Stock Plan. The compensation committee has the power to determine the terms of the awards, including the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise.

Stock Options.    The compensation committee determines the exercise price of stock options granted under our Amended and Restated 2005 Stock Plan, which must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years. The compensation committee determines the term and vesting provisions of all other options. After resignation or termination, an employee, director or consultant forfeits all unvested options and may exercise his or her vested options for a period of 90 days. However, an option may not be exercised later than the expiration of its term.

Stock Appreciation Rights.    Stock appreciation rights may be granted under our Amended and Restated 2005 Stock Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The compensation committee determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof.

Restricted Stock Awards.    Restricted stock awards granted under our Amended and Restated 2005 Stock Plan are shares of our common stock that are earned (vest) in accordance with terms and conditions established by the compensation committee. The compensation committee will determine the number of shares of restricted stock granted to any employee, director or consultant, the nature of the restrictions and the terms of vesting. While such restricted shares are outstanding but unvested, the certificates representing such shares are held in safe keeping by us, but the recipient receives any applicable dividends and other distributions and may vote such shares on all matters that come before the stockholders. Shares of restricted stock that do not vest are subject to our right of repurchase at the original purchase price or forfeiture.

Automatic Grants to Non-Employee Directors.    Our Amended and Restated 2005 Stock Plan also provides for the automatic grant of options to our non-employee directors. Each non-employee director appointed to the board upon the completion of this offering will receive an initial option to purchase 24,000 shares upon such appointment. In addition, beginning in 2006, after completion of this offering and after the director nominees listed herein have been appointed, each new non-employee director elected or appointed to the board for the first time will automatically receive an initial option to purchase 12,000 shares upon such initial appointment or election, and non-employee directors who have been directors for at least six months will receive a subsequent option to purchase 6,000 shares immediately following each annual meeting of our stockholders. All options granted under the automatic grant provisions have a term of 10 years and an exercise price equal to fair market value on the date of grant. Each initial option to purchase 24,000 shares becomes vested and exercisable as to one-twenty-fourth of the shares each month after the vesting commencement date, provided the non-employee director remains a director on such dates. Each subsequent option grant to purchase 12,000 or 6,000 shares becomes vested and exercisable as to one-twelfth of the shares each month after the date of grant, provided the non-employee director remains a director on such date.

Individual Limit on Awards. No more than 200,000 shares of common stock may be granted under awards to any individual in a calendar year, taking into account all grants and awards under any other stock option and equity compensation plans that may be in place at the time.

Restrictions on Transferability.    Our Amended and Restated 2005 Stock Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. Upon the death of a recipient, all grants or awards become fully vested.

Adjustments upon Change in Control.    Our Amended and Restated 2005 Stock Plan provides that, in the event of a change in control of our company, all outstanding options and stock appreciation rights will accelerate and become exercisable, and all restrictions on restricted stock awards will lapse. Any options or stock appreciation rights not assumed in a change of control transaction will terminate immediately prior to such change of control.

Amendment and Termination of Our Amended and Restated 2005 Stock Plan.    Our Amended and Restated 2005 Stock Plan will automatically terminate in 2015, unless we terminate it sooner. In addition, our board of directors has the authority to suspend or terminate our Amended and Restated 2005 Stock Plan provided such action does not impair the rights of any participant.

Limitations on Directors’ Liability and Indemnification

Our certificate of incorporation and bylaws limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	payments of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law; or

•	any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our certificate of incorporation and bylaws provide that we shall indemnify our directors, officers, employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties.

We have entered into agreements to indemnify certain of our directors and executive officers, in addition to the indemnification provided for in our certificate of incorporation and bylaws. These agreements, among other things, provide for indemnification of our directors and officers for expenses, judgments, fines, penalties and settlement amounts incurred by any such person in any action or proceeding arising out of such person’s services as a director or officer or at our request.

We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. There is no pending litigation or proceeding involving any of our directors, officers, employees or agents. We are not aware of any pending or threatened litigation or proceeding that might result in a claim for indemnification by a director, officer, employee or agent.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Formation and Organization

We were incorporated in Delaware as Online Music Corporation in April 2005 and changed our name in September 2005 to Digital Music Group, Inc. The following individuals and entity collectively acted as our co-founders and collectively received 1,600,000 shares of our common stock in connection with our formation: Steve Colmar, Craig Colmar, Cliff Haigler, Richard Rees and Austin Trust. Each of Messrs. Craig Colmar, Haigler and Rees received 400,000 shares of our common stock, Mr. Steve Colmar received 250,000 shares of our common stock and Austin Trust received 150,000 shares of our common stock. In December 2005, Messrs. Craig Colmar, Steve Colmar, Haigler and Rees contributed to us an aggregate of 250,000 shares of our common stock for no consideration in connection with the amendment of the Digital Musicworks International, Inc. acquisition agreement and corresponding increase in the number of shares of common stock issuable thereunder. In April 2005, we issued and sold 300,000 shares of common stock to Business Ventures Corp., our bridge lender, in exchange for its agreement to fund the costs and expenses of this offering and the acquisitions, as described below. Mr. Steve Colmar, one of our directors, is a shareholder of Business Ventures Corp. and a trustee of Austin Trust. Business Ventures Corp. has transferred its shares of our common stock to the individuals and entities who provided the bridge financing, including Mr. Steve Colmar.

In August 2005, we issued and sold 200,000 shares of restricted common stock to each of Messrs. Mitchell Koulouris, Brown and Peter Koulouris for a purchase price of $0.01 per share paid by cash and non-cash consideration, and we issued and sold 75,000 shares of common stock to Mr. Richard Rees for a purchase price of $0.01 per share paid by non-cash consideration. In September 2005, we sold and issued 100,000 shares of common stock to Clayton Trier, one of our directors and our Chairman of the Board, for a purchase price of $0.01 per share paid by non-cash consideration.

Through September 30, 2005, we have borrowed $500,000 to pay for expenses associated with this offering and the acquisitions described below from Business Ventures Corp., a company in which Mr. Steve Colmar is a shareholder, and issued a promissory note in principal amount of $500,000. This note is unsecured, matures on the earlier of the completion date of this offering and February 28, 2006, and bears a per annum interest rate equal to the “Prime Rate” announced from time to time by Bank of America. Through September 30, 2005, we had incurred total costs associated with the offering and the acquisitions of approximately $407,000. In October 2005, Business Ventures Corp. committed to make at least $250,000 in additional funds available to us, as needed to pay additional offering expenses on the same terms as the original $500,000 note.

Our Acquisition of Digital Musicworks International, Inc. and Certain Assets of Rio Bravo Entertainment LLC

In September 2005 we entered into agreements to acquire the entire business of Digital Musicworks International, Inc. and certain assets of Rio Bravo Entertainment LLC. In December 2005, we amended our acquisition agreement with Digital Musicworks International, Inc.

Concurrently with and as a condition to the completion of this offering, we will acquire all of the issued and outstanding capital stock of Digital Musicworks International, Inc. through the merger of Digital Musicworks International, Inc. with and into us, in exchange for the issuance by us of 2,250,000 shares of our common stock to the shareholders of Digital Musicworks International, Inc. We are not assuming any options outstanding under Digital Musicworks International, Inc.’s 2004 Stock Plan or outstanding warrants to purchase its common stock. As a result and in accordance with the terms of the plan and warrants all of the shares subject to those options and warrants may be exercised prior to the completion of the acquisition. All unexercised Digital Musicworks International, Inc. options and warrants on the date of completion of the acquisition and this offering will be cancelled.

In addition, concurrently with the completion of this offering, we will acquire certain of the assets of Rio Bravo Entertainment LLC, in exchange for the issuance by us of 25,000 shares of our common stock to Rio

Bravo Entertainment LLC. These assets consist of short-term agreements with content owners to distribute music recordings in digital format and agreements with online music stores. We are not assuming any liabilities of Rio Bravo Entertainment LLC, other than the contractual obligations under the acquired agreements. The asset acquisition and related agreement were approved in September 2005 by the members of Rio Bravo Entertainment LLC, in accordance with the applicable provisions of Delaware law and the articles of organization and operating agreement of Rio Bravo Entertainment LLC.

The completion of the acquisition of Digital Musicworks International, Inc. and purchase of certain assets of Rio Bravo Entertainment LLC is subject to certain conditions. These conditions include, among others:

•	the satisfaction or waiver of all of the conditions in favor of the underwriters in this offering contained in the underwriting agreement;

•	a certain minimum public offering price in this offering in the case of the acquisition of Digital Musicworks International, Inc.;

•	the accuracy on the closing date of the acquisitions of the representations and warranties of Digital Musicworks International, Inc. and Rio Bravo Entertainment LLC, respectively, and of us;

•	the performance by each of the parties of their respective covenants in those agreements; and

•	the absence of a material adverse change in the business, results of operations or financial condition of Digital Musicworks International, Inc. or Rio Bravo Entertainment LLC, respectively.

The agreements relating to the acquisitions may be terminated under certain circumstances prior to the completion of this offering. Specifically, the agreements may be terminated (i) by the mutual consent of our board of directors and the board of directors of Digital Musicworks International, Inc. and Rio Bravo Entertainment LLC, respectively, (ii) if this offering and the acquisitions are not completed by February 28, 2006, or (iii) if a material breach or default under the agreements shall exist and is not cured or waived.

There can be no assurance that the conditions to the closing of the acquisitions will be satisfied or waived or that the agreements relating to the acquisitions will not be terminated prior to the closing. However, if the acquisitions are not completed, this offering will not be completed.

In connection with the acquisitions, Messrs. Mitchell Koulouris, Brown, Peter Koulouris and Rees entered into non-competition and non-solicitation agreements with us that prohibit any of them from competing with us anywhere in the United States or soliciting our employees for a period of three years following the completion of the acquisitions. See “Management—Employment Agreements and Change in Control Agreements.”

The following table sets forth the number of shares of our common stock that will be received by individuals who are or will become our executive officers or directors in exchange for their interests in the acquired companies.

Name	Shares of Common Stock
Mitchell Koulouris(1)	363,563
Peter Koulouris(1)	242,375
Anders Brown(1)	47,439
John Kilcullen(1)	5,043
Richard Rees(2)	20,000

(1)	The shareholders of Digital Musicworks International, Inc. will receive an aggregate of 2,250,000 shares of our common stock in the acquisition.
(2)	Rio Bravo Entertainment LLC, of which Mr. Rees holds an 80% membership interest, will receive 25,000 shares of our common stock in the acquisition.

PRINCIPAL STOCKHOLDERS

The table below sets forth information regarding the beneficial ownership of our common stock as of February 2, 2006, by the following individuals or groups:

•	each person or entity who is known by us to own beneficially more than 5% of our outstanding stock;

•	each of our officers;

•	each of our directors and nominees for director; and

•	all of our directors, nominees for director and officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to the securities. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have advised us that they have sole voting and investment power with respect to all shares of common stock held by them. All options granted under the Digital Musicworks International, Inc. 2004 Stock Plan become exercisable as a result of the acquisition and all unexercised options and warrants to purchase common stock of Digital Musicworks International, Inc. will terminate upon the completion of the acquisition and this offering. Therefore, all of the shares of our common stock underlying Digital Musicworks International, Inc. options and warrants held by our executive officers, directors and director nominees are deemed to be beneficially owned by such person. Unless otherwise indicated, the address for each stockholder listed in the following table is c/o Digital Music Group, Inc., 1545 River Park Drive, Suite 210, Sacramento, California 95815.

Applicable percentage ownership “Before Offering” in the following table is based on 4,700,000 shares of common stock outstanding as of February 2, 2006, as adjusted assuming completion of the acquisitions of Digital Musicworks International, Inc. and certain assets of Rio Bravo Entertainment LLC. Applicable percentage ownership “After Offering” in the following table includes 3,900,000 shares issued in this offering.

Name and Address	Number of Shares Beneficially Owned		Percent of Shares Outstanding
			Before Offering	After Offering(1)
Mitchell Koulouris(8)	563,563	(2)	12.0%	6.6%
Peter Koulouris	442,375	(3)	9.4%	5.1%
Richard Rees(9)	418,000	(4)	8.9%	4.9%
Steve Colmar(9)(10)	383,000	(5)	8.2%	4.5%
Craig Colmar(11)	323,000		6.9%	3.8%
Cliff Haigler	323,000		6.9%	3.8%
Anders Brown	247,439	(6)	5.3%	2.9%
Clayton Trier	100,000		2.1%	1.2%
John Kilcullen(8)	5,043	(7)	0.1%	0.1%
David Altschul(8)	—		—	—
Roger Biscay(8)	—		—	—
Peter Csathy(8)	—		—	—
Terry Hatchett(8)	—		—	—
All directors, director nominees and officers as a group (12 persons)(12)	2,482,420		52.9%	29.1%

(1)	Assumes that the persons named below do not purchase any shares in this offering.
(2)	Assumes 363,563 shares issuable upon the completion of the acquisition of Digital Musicworks International, Inc. concurrently with this offering. Includes 25,322 shares held by Mr. Mitchell Koulouris as custodian for his minor children. Mr. Koulouris disclaims beneficial ownership of the shares held by his children.

(3)	Assumes 242,375 shares issuable upon the completion of the acquisition of Digital Musicworks International, Inc. concurrently with this offering. Includes 30,192 shares held by Mr. Peter Koulouris as custodian for his minor children. Mr. Koulouris disclaims beneficial ownership of the shares held by his children.
(4)	Includes 20,000 shares issuable upon the completion of the acquisition of certain assets of Rio Bravo Entertainment LLC concurrently with this offering.
(5)	Includes 150,000 shares held by Austin Trust. Mr. Steve Colmar disclaims beneficial ownership of the shares held by Austin Trust.
(6)	Assumes the exercise of all options and warrants held to purchase common shares of Digital Musicworks International, Inc. and 47,439 shares issuable upon the completion of the acquisition of Digital Musicworks International, Inc. concurrently with this offering. Includes 5,043 shares held by Mr. Anders Brown as custodian for his minor children. Mr. Brown disclaims beneficial ownership of the shares held for his children.
(7)	Assumes 5,043 shares issuable upon exercise of options held to purchase common shares of Digital Musicworks International, Inc. and completion of the acquisition of Digital Musicworks International, Inc. concurrently with this offering.
(8)	To be appointed a director upon completion of this offering. Does not include the option to purchase 24,000 shares issued to non-employee directors upon such appointment. See “Management—Director Compensation.”
(9)	To resign as a director upon completion of this offering.
(10)	Mr. Steve Colmar’s address is 603 W. 13th Street #1A-247, Austin, Texas 78701.
(11)	Mr. Craig Colmar’s address is c/o Johnson and Colmar, 300 South Wacker Drive, Suite 1000, Chicago, Illinois 60606.
(12)	Includes, without duplication, the shares listed in footnotes (1) through (7) above, but excludes 24,000 options to purchase our common stock at the initial public offering price to be granted to each non-employee director (5 in total) upon completion of this offering, which will vest monthly over 24 months following the date of grant.

DESCRIPTION OF CAPITAL STOCK

Authorized and Outstanding Capital Stock

As of February 2, 2006, our authorized capital stock consisted of 20,000,000 shares of common stock, $.01 par value per share and 1,000,000 share of preferred stock, $.01 par value per share. Upon completion of the offering, our authorized common stock will be increased to 30,000,000 shares pursuant to the amended and restated certificate of incorporation to be in effect upon the closing and, assuming the underwriters’ over-allotment option is not exercised, there will be 8,600,000 shares of common stock outstanding and no shares of preferred stock outstanding. The following description of our capital stock is only a summary and is subject to and qualified in its entirety by our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the closing of this offering, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the applicable provisions of Delaware law.

As of February 2, 2006, there were 2,425,000 shares of common stock outstanding which were held of record by 15 stockholders and no shares of preferred stock outstanding.

Common Stock

Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, including the election of directors. Such holders are not entitled to vote cumulatively for the election of directors. Holders of a majority of the shares of common stock may elect all of the directors standing for election. Subject to preferences that may be applicable to any outstanding preferred stock, common stockholders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the common stockholders are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Common stockholders have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

The board of directors is authorized, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the powers, preferences and rights of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

•	impairing dividend rights of the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; and

•	delaying or preventing a change in control of us without further action by the stockholders.

Upon the completion of this offering, no shares of preferred stock will be outstanding, and we have no present plans to issue any shares of preferred stock.

Registration Rights

Digital Musicworks International, Inc. granted under a stockholders agreement to certain of its stockholders, including Mitchell Koulouris and Peter Koulouris, rights with respect to registration of their shares under the Securities Act. Following the completion of the acquisition of Digital Musicworks International, Inc., we will assume the following obligations provided to those stockholders. Beginning six months following the completion of this offering and subject to applicable lock-up periods, if holders of at least 50% of the then outstanding registrable securities, other than Mitchell Koulouris and Peter Koulouris, request that an amount of registrable securities having a reasonably anticipated aggregate offering price to the public, before deduction of underwriter discounts and commissions, greater than $15,000,000 be registered, we may be required, on up to one occasion, to register up to all of the registrable securities for public resale. Depending on market conditions, however, we may defer such registration for up to 90 days but we may only so defer twice in any one-year period. Furthermore, if the underwriters in such a future offering request that we reduce the number of shares of common stock that we include in the registration statement due to market conditions, we may reduce the number of shares proposed to be registered once we have removed all of our shares from the registration. Also, beginning six months following the completion of this offering and subject to applicable lock-up periods, holders of registrable securities may request, but only if no registration has been effected in the preceding 12-month period pursuant to the rights set forth above, while they hold their registrable securities, but no more than twice within any 12-month period, that we register their shares for public resale on, if available, Form S-3 or similar short-form registration if the value of the securities to be registered is at least $3,000,000. Depending on market conditions, however, we may defer such registration for up to 90 days but we may only so defer twice in a one-year period. In addition, after the completion of the offering and subject to applicable lock up periods, if we propose to register any shares of our capital stock, holders of registrable securities will be entitled to notice of the registration and have the right to include their shares in the registration. Furthermore, if the underwriters in such a future offering request that we reduce the number of shares of common stock that we include in the registration statement due to market conditions, we may reduce the number of their registrable securities proposed to be registered but not below 30% of the shares included in the registration. These registration rights were waived with respect to this offering. All expenses in connection with any registration, other than underwriting discounts and commissions, will be borne by us. All registration rights will terminate five years following the completion of this offering, or, with respect to any particular holder of registrable securities, at such time as the holder is entitled to sell all of its shares in any three-month period under Rule 144 of the Securities Act.

Anti-Takeover Provisions

Certain provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws could make the following more difficult:

•	the acquisition of us by means of a tender offer;

•	acquisition of control of us by means of a proxy contest or otherwise; and

•	the removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids, and are designed to encourage persons seeking to acquire control of us to negotiate with our board of directors. We believe that the benefits of increased protection against an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals. Among other things, negotiation of such proposals could result in an improvement of their terms.

Delaware Anti-Takeover Law.    We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved by our board of directors in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals.    Our amended and restated bylaws contain advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board.

No Cumulative Voting.    Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting in the election of directors.

Undesignated Preferred Stock.    The authorization of undesignated preferred stock makes it possible for the board of directors without stockholder approval to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to obtain control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us.

Amendment of Provisions in the Certificate of Incorporation.    The amended and restated certificate of incorporation will generally require the affirmative vote of the holders of at least two-thirds of the outstanding voting stock in order to amend any provisions of the certificate of incorporation concerning:

•	the required vote to amend the certificate of incorporation;

•	management of the business by the board of directors;

•	the authority of stockholders to act by written consent;

•	calling of a special meeting of stockholders;

•	procedure and content of stockholder proposals concerning business to be conducted at a meeting of stockholders;

•	number of directors and structure of the board of directors;

•	removal and appointment of directors;

•	director nominations by stockholders;

•	personal liability of directors to us and our stockholders; and

•	indemnification of our directors, officers, employees and agents.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation. Its address is 1745 Gardena Avenue, Glendale, California 91204, and its telephone number is (818) 502-1404.

Nasdaq National Market Listing

Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “DMGI.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely effect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Upon completion of this offering, we will have 8,600,000 outstanding shares of common stock based upon shares outstanding as of February 2, 2006, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options granted after the date of this offering. Of these outstanding shares, the 3,900,000 shares sold in this offering will be freely tradable without restrictions under the Securities Act, unless purchased by our “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act, or stockholders subject to the lock-up agreements described in “Underwriting.” The remaining shares of our common stock will be deemed “restricted shares” as defined under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, which is summarized below. Subject to the lock-up agreements described in “Underwriting” and the provisions of Rule 144, additional shares will be available for sale in the public market as follows:

Eligibility of Shares for Sale in Public Market

Days after Date of this Prospectus	Shares Eligible for Sale	Comment
Upon completion of this offering	3,900,000	Shares sold in this offering.

Upon completion of this offering	0	Shares salable under Rule 144 or 144(k) that are not subject to lock-up.

90 days	0	Shares salable under Rule 144 that are not subject to lock-up.

180 days	0	Shares that become salable under Rule 144 or 144(k) upon expiration of 180-day lock-up.

180 days to 365 days	298,000	Restricted securities held for one year or less that are not subject to 365 or 540-day lock-up.

365 days	505,400	Shares that become salable under Rule 144 or 144(k) upon expiration of 365-day lock-up.

Approximately 370 days (one year after the closing of the offering)	1,736,298	Restricted securities issued in connection with this offering that are not subject to 540-day lock-up.

540 days	2,160,302	Shares that become salable under Rule 144 or 144(k) upon expiration of 540-day lock-up.

We may register shares of our common stock under the Securities Act for use in connection with our future acquisitions. These shares, if registered and issued in a qualifying transaction, will generally be freely tradeable after their issuance, unless the sale is contractually restricted.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year including the holding period of any prior owner except an affiliate of Digital Music Group, Inc. would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding which will be equal to 84,000 shares immediately after this offering; and

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The holding period for shares issued by us in the acquisition of Digital Musicworks International and Rio Bravo Entertainment will begin on the date of the closing of the acquisitions concurrently with the completion of this offering, and, unless subject to 540 day lock-up agreements or held by our affiliates, are shares eligible for sale one year from the date of closing (approximately 370 days from the date of this prospectus). Under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years including the holding period of any prior owner except an affiliate of Digital Music Group, Inc., is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 145

In general, under Rule 145 promulgated under the Securities Act as currently in effect, the affiliates of Digital Musicworks International, Inc. and Rio Bravo Entertainment LLC at the time the acquisitions were consented to by such shareholders will only be able to sell shares of our common stock if:

•	such securities are sold 90 days after the date of this prospectus, current public information about us exists and the sale is made in accordance with the volume and manner of sale provisions of Rule 144;

•	such person is not an affiliate of us at the time of sale, current public information about us exists and the person has beneficially owned the restricted shares for at least one year in accordance with Rule 144; or

•	such securities may be sold in accordance with Rule 144(k).

Stock Options

Following the effectiveness of this offering, we will file a registration statement on Form S-8 registering shares of common stock reserved for future issuance under our Amended and Restated 2005 Stock Plan.

Registration Rights

Holders of up to 2,139,244 shares of our outstanding common stock will have rights to participate in future registrations of securities by us. Subject to the lock-up agreements, beginning 180 days after the date of this prospectus, holders of such shares will be entitled to certain demand registration rights for sale in the public market. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by our affiliates, immediately upon the effectiveness of such registration. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See “Description of Capital Stock—Registration Rights” and “Underwriting—Warrants.”

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares of common stock being offered under this prospectus. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase the number of shares indicated in the following table. I-Bankers Securities, Inc. is acting as sole book-running manager of this offering. I-Bankers Securities, Inc. and FTN Midwest Securities Corp. are acting as the representatives of the underwriters.

Underwriter	Number of Shares
I-Bankers Securities, Inc.	825,000
FTN Midwest Securities Corp.	2,300,000
Maxim Group LLC	300,000
vFinance Investments, Inc.	150,000
Legend Merchant Group, Inc.	125,000
Newbridge Securities Corporation	100,000
Joseph Gunnar & Co., LLC	100,000

Total	3,900,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the over-allotment option described below unless and until this over-allotment option is exercised.

We have agreed to indemnify the underwriters against specified liabilities, including some liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

Our common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by the underwriters and the underwriters’ right to reject orders in whole or in part.

I-Bankers Securities, Inc. will deliver prospectus’ via e-mail both as a PDF document and by a link to the Commission’s website and websites hosted by I-Bankers Securities, Inc. and other parties.

Commissions and Discounts

Shares sold by the underwriters to the public will be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.37 per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.05 per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms.

The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option
Public offering price	$9.75	$38,025,000	$43,728,750
Underwriting discounts and commissions	$0.6825	$2,661,750	$3,061,013
Non-accountable expense allowance(1)	$0.0975	$380,250	$437,288
Proceeds, before expenses, to us	$8.97	$34,983,000	$40,230,450

(1)	Non-accountable expense allowance is not payable with respect to the shares sold upon exercise of the underwriters’ over-allotment option.

The total expenses of the offering, payable by us, not including the underwriting discounts and commissions and non-accountable expense allowance, are estimated to be approximately $1.6 million. In the event that the offering is terminated, the advance paid by us to I-Bankers Securities, Inc. against reasonable out-of-pocket expenses incurred in connection with the offering will be returned to us to the extent not actually incurred.

Warrants

We have agreed to sell to I-Bankers Securities, Inc. and FTN Midwest Securities Corp., for an aggregate of $100.00, warrants to purchase up to a total of 273,000 shares of our common stock. The shares issuable upon exercise of the warrant are identical to those offered by this prospectus except that the exercise price of the shares underlying the warrants is equal to 125% of the public offering price. These warrants will vest 365 days following the date of this prospectus and have a term of five years and cannot be sold, transferred, assigned, pledged or hypothecated for a period of 180 days from the date of this prospectus except to officers, directors, employees and partners of such underwriters and members of the selling group and or their officers and partners. The holders of the warrants will receive substantially similar registration rights as held by the holders of preferred stock of Digital Musicworks International, Inc., which we are assuming in the acquisition. See “Description of Capital Stock—Registration Rights.” The exercise price of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation.

Over-Allotment Option

We have granted an option to the underwriters to purchase up to 585,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 45 days from the date of this prospectus solely to cover over-allotments, if any. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

Our stockholders have agreed, subject to limited exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus. Our officers, certain directors and certain other stockholders have agreed, subject to limited exceptions, not to sell or transfer any common stock for 365 days after the date of this prospectus and not more than 20% of their shares earlier than 540 days after the date of this prospectus, without first obtaining the written consent of I-Bankers Securities, Inc. One of our non-employee directors has agreed to the same lock-up with respect to 100,000 shares for 365 days following the date of this prospectus. Specifically, these persons have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

If during the period that begins on the date that is 10 calendar days before the last day of a lock-up period and ends on the last day of the lock-up period, we issue an earnings release or material news or a material event relating to us occurs, or we announce prior to the expiration of a lock-up period that we will release earnings results during the ten-day period beginning on the last day of such period then the applicable lock-up period will be extended, if applicable, until the date that is three business days after the date on which the issuance of the earnings release or the material news release or material event occurs.

We have agreed not to sell any common stock for 120 days after the date of this prospectus without first obtaining the written consent of the representatives of the underwriters except for grants and awards under the Amended and Restated 2005 Stock Plan and in connection with any future acquisitions, provided that no such shares may be sold within 180 days after the date of this prospectus.

Quotation on the Nasdaq National Market Listing

Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “DMGI.”

Before this offering, there has been no public market for our common stock. The initial public offering price was determined through negotiations among us and the representative. In addition to prevailing market conditions, the principal factors considered in determining the initial public offering price include:

•	the valuation multiples of publicly traded companies that the representative believes to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, its past and present operations, and the prospects for, and timing of, our future revenue;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenue;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price. The underwriters do not expect to sell more than five percent of the shares being offered in this offering to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representative may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the representative makes any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Hayden Bergman, Professional Corporation, San Francisco, California. Certain legal matters will be passed upon for the Underwriters by Greenberg Traurig, LLP, Dallas, Texas. As of the date of this prospectus, Bay Bridge Partners I and Bay Bridge Partners II, investment partnerships composed of certain individual attorneys of Hayden Bergman, Professional Corporation, beneficially own an aggregate of 64,484 shares of our common stock, including shares issuable upon the completion of the acquisition of Digital Musicworks International, Inc. concurrently with this offering. A material portion of the fees payable to Hayden Bergman, Professional Corporation, upon completion of this offering is not payable if the offering is not completed.

EXPERTS

The financial statements of Digital Music Group, Inc. as of September 30, 2005, Digital Musicworks International, Inc. as of December 31, 2004 and September 30, 2005, and Rio Bravo Entertainment LLC Carve Out Segment as of December 31, 2004, and for each of the periods included in such financial statements appearing in this prospectus have been audited by Perry-Smith, LLP, an independent registered accounting firm, to the extent and for the periods indicated in their report appearing elsewhere herein, which report expresses an unqualified opinion, and are included in reliance upon such report, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to us and our common stock, see the registration statement and the exhibits and schedules thereto. Any document we file may be read and copied at the Commission’s public reference rooms, located at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The address of the site is http://www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the Commission’s public reference rooms, and the Web site of the Commission referred to above.

DIGITAL MUSIC GROUP, INC.

INDEX TO FINANCIAL STATEMENTS

Page
DIGITAL MUSIC GROUP, INC.
Introduction to Unaudited Pro Forma Combined Financial Statements for the Nine Months Ended September 30, 2005	F-2
Unaudited Pro Forma Combined Balance Sheet at September 30, 2005	F-3
Unaudited Pro Forma Combined Statement of Operations for the Nine Months Ended September 30, 2005	F-4
Notes to Unaudited Pro Forma Combined Financial Statements	F-5
DIGITAL MUSIC GROUP, INC.
Introduction to Unaudited Pro Forma Combined Financial Statements for the Year Ended December 31, 2004	F-7
Unaudited Pro Forma Combined Balance Sheet at December 31, 2004	F-8
Unaudited Pro Forma Combined Statement of Operations for the Year Ended December 31, 2004	F-9
Notes to Unaudited Pro Forma Combined Financial Statements	F-10
DIGITAL MUSIC GROUP, INC.
Report of Independent Registered Public Accounting Firm	F-12
Balance Sheet at September 30, 2005	F-13
Statement of Operations for the Period from April 11, 2005 (inception) to September 30, 2005	F-14
Statement of Stockholders’ Equity (Deficit) for the Period from April 11, 2005 (inception) to September 30, 2005	F-15
Statement of Cash Flows for the Period from April 11, 2005 (inception) to September 30, 2005	F-16
Notes to Financial Statements	F-17
DIGITAL MUSICWORKS INTERNATIONAL, INC.
Report of Independent Registered Public Accounting Firm	F-21
Balance Sheets at December 31, 2004 and September 30, 2005	F-22

Statements of Operations for the Period from February 26, 2004 (inception) to December 31, 2004, for the Period from Inception to September 30, 2004 (unaudited) and for the Nine Months Ended September 30, 2005

F-23
Statement of Shareholders’ Equity for the Period from February 26, 2004 (inception) to December 31, 2004 and for the Nine Months Ended September 30, 2005	F-24

Statements of Cash Flows for the Period from February 26, 2004 (inception) to December 31, 2004, for the Period from Inception to September 30, 2004 (unaudited) and for the Nine Months Ended September 30, 2005

F-25
Notes to Financial Statements	F-26
RIO BRAVO ENTERTAINMENT LLC CARVE OUT SEGMENT
Report of Independent Registered Public Accounting Firm	F-37
Carve Out Balance Sheets at December 31, 2004 and September 30, 2005 (unaudited)	F-38
Carve Out Statements of Operations and Retained Earnings (Accumulated Deficit) for the Year Ended December 31, 2004 and for the Nine Months Ended September 30, 2004 (unaudited) and 2005 (unaudited)	F-39
Carve Out Statements of Cash Flows for the Year Ended December 31, 2004 and for the Nine Months Ended September 30, 2004 (unaudited) and 2005 (unaudited)	F-40
Notes to Carve Out Financial Statements	F-41

DIGITAL MUSIC GROUP, INC.

INTRODUCTION TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2005

The following unaudited pro forma combined balance sheet at September 30, 2005 and the unaudited pro forma combined statement of operations for the nine months ended September 30, 2005 are based on the historical financial statements of Digital Music Group, Inc., Digital Musicworks International, Inc. and Rio Bravo Entertainment LLC Carve Out Segment, after giving effect to the merger of Digital Music Group, Inc. and Digital Musicworks International, Inc. as a purchase of Digital Musicworks International, Inc. by Digital Music Group, Inc. using the purchase method of accounting, with Digital Musicworks International, Inc. designated as the acquiror for accounting purposes, and the purchase of certain assets of Rio Bravo Entertainment LLC by Digital Music Group, Inc. by adjusting for the removal of the assets and liabilities not being acquired by Digital Music Group, Inc., and the other assumptions and adjustments described in the accompanying notes to the unaudited pro forma combined financial statements.

The unaudited pro forma combined balance sheet as of September 30, 2005 and the unaudited pro forma combined statement of operations for the nine months ended September 30, 2005 is presented to give effect to the proposed merger of Digital Music Group, Inc. and Digital Musicworks International, Inc. and acquisition of certain assets of Rio Bravo Entertainment LLC as if the acquisitions occurred on January 1, 2005.

Because these unaudited pro forma combined financial statements have been prepared based on preliminary estimates of fair values and do not include liabilities, if any, which are not presently estimable, the actual amounts recorded as of the completion of the merger and purchase of assets may differ materially from the information presented in these unaudited pro forma combined financial statements. The impact of ongoing integration activities, the timing of completion of the merger and asset purchase and any changes in the net tangible and intangible assets acquired from Digital Musicworks International, Inc. and Rio Bravo Entertainment LLC prior to completion of the acquisitions could cause material differences in the information presented.

The unaudited pro forma combined financial statements should be read in conjunction with the historical financial statements and related notes of Digital Music Group, Inc., Digital Musicworks International, Inc. and Rio Bravo Entertainment LLC Carve Out Segment contained elsewhere in this prospectus. The unaudited pro forma combined financial statements are not intended to represent or be indicative of the combined results of operations or financial condition of Digital Music Group, Inc. that would have been reported had the acquisitions been completed as of the date presented, and should not be taken as representative of the future combined results of operations or financial condition of Digital Music Group, Inc.

DIGITAL MUSIC GROUP, INC.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

September 30, 2005

	Digital Music Group, Inc. Historical	Digital Musicworks International, Inc. Historical	Rio Bravo Entertainment LLC Carve Out Segment Historical	Pro Forma Adjustments		Pro Forma Digital Music Group, Inc.
Assets
Current assets:
Cash and cash equivalents	$254,209	$311,956	$96,197	$524,803	(a)(i)	$1,187,165
Accounts receivable	—	77,919	29,745	(29,745	)(a)	77,919
Current portion of advance royalties	—	397,000	—	—		397,000
Prepaid expenses and other current assets	—	5,501	—	—		5,501

Total current assets	254,209	792,376	125,942	495,058		1,667,585
Furniture and equipment, net	—	166,980	—			166,980
Deferred offering expenses	406,671	—	—	—		406,671
Digital music rights, net	—	757,494	—	152,344	(b)	909,838
Royalty advances, less current portion	—	643,454	—	—		643,454
Other assets	—	12,074	—	—		12,074

Total assets	$660,880	$2,372,378	$125,942	$647,402		$3,806,602

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$179,270	$58,495	$83,938	$(83,938	)(c)	$237,765
Accrued liabilities	1,621	38,055	—	—		39,676
Royalties payable	—	48,971	—	—		48,971
Accrued compensation and benefits	—	19,567	—	—		19,567
Notes payable to a related party	500,000	—	—	—		500,000
Current portion of capital lease obligations	—	49,045	—	—		49,045

Total current liabilities	680,891	214,133	83,938	(83,938)		895,024
Capital lease obligations, less current portion	—	7,102	—			7,102

Total liabilities	680,891	221,235	83,938	(83,938)		902,126

Commitments and contingencies

Stockholders’ equity (deficit):
Convertible preferred stock, no par value, 21,000,000 shares authorized at September 30, 2005:
Series A—8,801,409 shares issued and outstanding at September 30, 2005 (liquidation preference of $1,729,299 at September 30, 2005)	—	1,695,496	—	(1,695,496	)(d)	—
Series B—9,241,565 shares outstanding at September 30, 2005 (liquidation preference of $2,421,290 at September 30, 2005)		2,276,785	—	(2,276,785	)(d)	—
Common stock, no par value, 45,000,000 shares authorized:
8,607,166 shares issued and outstanding at September 30, 2005		6,929	—	(6,929	)(d)	—
Common stock, $0.01 par value, 20,000,000 authorized:
2,675,000 shares issued and outstanding at September 30, 2005	26,750	—		20,250	(d)	47,000
Additional paid-in capital	—	131,017	—	4,703,710	(b)(d)(e)(i)	4,834,727
Subscriptions receivable	—	(120,000)	—	120,000	(i)	—
Retained earnings (accumulated deficit)	(46,761)	(1,839,084)	42,004	(133,410	)(b)(d)(f)	(1,977,251)

Total stockholders’ equity (deficit)	(20,011)	2,151,143	42,004	731,340		2,904,476

Total liabilities and stockholders’ equity (deficit)	$660,880	$2,372,378	$125,942	$647,402		$3,806,602

DIGITAL MUSIC GROUP, INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2005

	Digital Music Group, Inc. Historical	Digital Musicworks International, Inc. Historical	Rio Bravo Entertainment LLC Carve Out Segment Historical	Pro Forma Adjustments		Pro Forma Digital Music Group, Inc.
Revenue	$—	$225,535	$233,553	$—		$459,088
Cost of revenue	—	157,465	179,465	91,406	(b)	428,336

Gross profit	—	68,070	54,088	(91,406)		30,572
Selling, general and administrative expenses	46,761	1,128,577	11,471	(2,500	)(d)	1,184,309

Income (loss) from operations	(46,761)	(1,060,507)	42,617	(88,906)		(1,153,557)
Interest income	—	3,635	—	—		3,635
Interest expense	—	(136,814)	—	—		(136,814)

Income (loss) before income taxes	(46,761)	(1,193,686)	42,617	(88,906)		(1,286,736)
Income taxes	—	(800)	—	—		(800)

Net income (loss)	$(46,761)	$(1,194,486)	$42,617	$(88,906)		$(1,287,536)

Net loss per common share—basic	$(0.02)	$(0.14)				$(0.27)

Net loss per common share—fully diluted	$(0.02)	$(0.04)				$(0.27)

Weighted average common shares outstanding—basic	2,038,372	8,591,803		(5,930,175	)(d)(g)	4,700,000

Weighted average common shares outstanding—fully diluted	2,675,000	29,916,390		(27,891,390	)(d)(h)	4,700,000

DIGITAL MUSIC GROUP, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2005

1.	BASIS OF PRESENTATION

The accompanying unaudited pro forma combined financial statements present the pro forma combined balance sheet at September 30, 2005 and results of operations for the nine months ended September 30, 2005 of Digital Music Group, Inc. assuming the completion of the acquisition of Digital Musicworks International, Inc. and certain assets of Rio Bravo Entertainment LLC concurrent with, and as a condition to, the completion of this offering based upon the historical financial statements of Digital Music Group, Inc., Digital Musicworks International, Inc. and Rio Bravo Entertainment LLC Carve Out Segment, after considering the effect of the adjustments described in these footnotes. Digital Musicworks International, Inc. has been designated as the acquiror for accounting purposes.

The fair value of the assets of Rio Bravo Entertainment LLC purchased by Digital Music Group, Inc. will be determined upon completion of this offering. Management estimates that this fair value will be approximately $243,750. This amount will be amortized and expensed to costs of revenue by Digital Music Group, Inc. over the remaining terms of these assets, which are distribution agreements. A preliminary estimate by management of this amortization expense to cost of revenue will be approximately $30,469 per quarter for a period of two years subsequent to this offering.

The accompanying unaudited pro forma combined financial statements are presented for illustrative purposes only and do not give effect to any cost savings, revenue synergies or restructuring costs which may result from the integration of Digital Musicworks International, Inc. operations and certain assets of Rio Bravo Entertainment LLC. Further, actual results may be different from these unaudited pro forma combined financial statements.

2.	PRO FORMA ADJUSTMENTS

(a)	Represents the assets of Rio Bravo Entertainment LLC that will not be acquired by Digital Music Group, Inc. as part of the asset purchase agreement.

(b)	Represents the preliminary estimated fair value of the assets of Rio Bravo Entertainment LLC that will be acquired by Digital Music Group, Inc. as part of this offering. These assets will be amortized over the term of the underlying contracts, generally 24 months.

(c)	Represents the liabilities of Rio Bravo Entertainment LLC that will not be assumed by Digital Music Group, Inc. as part of the asset purchase agreement.

(d)	Represents the 4,700,000 shares of Digital Music Group, Inc. issued and outstanding assuming 2,675,000 shares issued by Digital Music Group, Inc. through September 30, 2005, less 250,000 shares returned for no consideration in December 2005, and 2,250,000 and 25,000 shares issued as consideration for the completion of the acquisition of Digital Musicworks International, Inc. and certain assets of Rio Bravo Entertainment LLC, respectively, were issued and outstanding as of January 1, 2005.

(e)	Represents the estimated additional paid in capital as a result of the merger with Digital Musicworks International, Inc. and the purchase of certain assets of Rio Bravo Entertainment LLC.

(f)	Represents the net assets of Rio Bravo Entertainment LLC Carve Out Segment that will not be acquired as part of the asset purchase agreement.

(g)	Represents the adjustment and elimination of the basic number of shares of common stock of Digital Musicworks International, Inc. which will be converted into 2,250,000 shares of Digital Music Group, Inc. upon consummation of the merger.

DIGITAL MUSIC GROUP, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2005—(Continued)

(h)	Represents the adjustment and elimination of the fully diluted number of shares of Digital Musicworks International, Inc. which will be converted into 2,250,000 shares of Digital Music Group, Inc. upon consummation of the merger.

(i)	Represent subsequent collection of $120,000 subscriptions receivable and $501,000 for completion of Series B convertible preferred stock offering by Digital Musicworks International, Inc.

3.	FEDERAL INCOME TAXES

The unaudited pro forma combined financial statements assume that the merger of Digital Music Group, Inc. and Digital Musicworks International, Inc. qualifies as a tax-free reorganization for federal income tax purposes.

DIGITAL MUSIC GROUP, INC.

INTRODUCTION TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

For the Year Ended December 31, 2004

The following unaudited pro forma combined balance sheet at December 31, 2004 and the unaudited pro forma combined statement of operations for the year ended December 31, 2004 are based on the historical financial statements of Digital Music Group, Inc., Digital Musicworks International, Inc. and Rio Bravo Entertainment LLC Carve Out Segment, after giving effect to the merger of Digital Music Group, Inc. and Digital Musicworks International, Inc. as a purchase of Digital Musicworks International, Inc. by Digital Music Group, Inc. using the purchase method of accounting, with Digital Musicworks International, Inc. designated as the acquiror for accounting purposes, and the purchase of certain assets of Rio Bravo Entertainment LLC by Digital Music Group, Inc. by adjusting for the removal of the assets and liabilities not being acquired by Digital Music Group, Inc., and the other assumptions and adjustments described in the accompanying notes to the unaudited pro forma combined financial statements.

The unaudited pro forma combined balance sheet as of December 31, 2004 and the unaudited pro forma combined statement of operations for the year ended December 31, 2004 is presented to give effect to the proposed merger of Digital Music Group, Inc. and Digital Musicworks International, Inc. and acquisition of certain assets of Rio Bravo Entertainment LLC as if the acquisitions occurred on January 1, 2004.

Because these unaudited pro forma combined financial statements have been prepared based on preliminary estimates of fair values and do not include liabilities, if any, which are not presently estimable, the actual amounts recorded as of the completion of the merger and purchase of assets may differ materially from the information presented in these unaudited pro forma combined financial statements. The impact of ongoing integration activities, the timing of completion of the merger and asset purchase and any changes in the net tangible and intangible assets acquired from Digital Musicworks International, Inc. and Rio Bravo Entertainment LLC prior to completion of the acquisitions could cause material differences in the information presented.

The unaudited pro forma combined financial statements should be read in conjunction with the historical financial statements and related notes of Digital Music Group, Inc., Digital Musicworks International, Inc. and Rio Bravo Entertainment LLC Carve Out Segment contained elsewhere in this prospectus. The unaudited pro forma combined financial statements are not intended to represent or be indicative of the combined results of operations or financial condition of Digital Music Group, Inc. that would have been reported had the acquisitions been completed as of the date presented, and should not be taken as representative of the future combined results of operations or financial condition of Digital Music Group, Inc.

DIGITAL MUSIC GROUP, INC.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

December 31, 2004

	Digital Music Group, Inc. Historical	Digital Musicworks International, Inc. Historical	Rio Bravo Entertainment LLC Carve Out Segment Historical	Pro Forma Adjustments		Pro Forma Digital Music Group, Inc.
Assets
Current assets:
Cash and cash equivalents	$—	$735,837	$12,212	$12,788	(a)(i)	$760,837
Accounts receivable	—	12,385	7,376	(7,376	)(a)	12,385
Current portion of advance royalties	—	21,000	—	—		21,000
Prepaid expenses and other current assets	—	15,980	—	—		15,980

Total current assets	—	785,202	19,588	5,412		810,202
Furniture and equipment, net	—	147,113	—	—		147,113
Digital music rights, net	—	176,174	—	121,875	(b)	298,049
Royalty advances, less current portion	—	85,717	—	—		85,717
Other assets	—	12,074	—	—		12,074

Total assets	$—	$1,206,280	$19,588	$127,287		$1,353,155

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$—	$23,979	$20,201	$(20,201	)(c)	$23,979
Accrued liabilities	—	34,530	—	—		34,530
Royalties payable	—	8,436	—	—		8,436
Payable to DMI Music Publishing, Inc.	—	8,801	—	—		8,801
Accrued compensation and benefits	—	8,323	—	—		8,323
Current portion of capital lease obligations	—	44,012	—	—		44,012

Total current liabilities	—	128,081	20,201	(20,201)		128,081
Capital lease obligations, less current portion	—	44,541	—	—		44,541

Total liabilities	—	172,622	20,201	(20,201)		172,622

Commitments and contingencies

Stockholders’ equity (deficit):
Convertible preferred stock, no par value, 10,200,000 share authorized at December 31, 2004:
Series A—8,801,409 shares issued and outstanding at December 31, 2004 (liquidation preference of $1,729,299)	—	1,695,496	—	(1,695,496	)(d)	—
Common stock, no par value, 40,000,000 shares authorized: 8,589,166 shares issued and outstanding at December 31, 2004	—	6,479	—	(6,479	)(d)	—
Common stock, $0.01 par value, 20,000,000 authorized	—	—	—	47,000	(d)	47,000
Additional paid-in capital	—	1,281	—	1,898,725	(b)(d)(e)	1,900,006
Subscription receivable	—	(25,000)	—	25,000	(i)	—
Accumulated deficit	—	(644,598)	(613)	(121,262	)(b)(f)	(766,473)

Total stockholders’ equity (deficit)	—	1,033,658	(613)	147,488		1,180,533

Total liabilities and stockholders’ equity (deficit)	$—	$1,206,280	$19,588	$127,287		$1,353,155

DIGITAL MUSIC GROUP, INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2004

	Digital Music Group, Inc. Historical	Digital Musicworks International, Inc. Historical	Rio Bravo Entertainment LLC Carve Out Segment Historical	Pro Forma Adjustments		Pro Forma Digital Music Group, Inc.
Revenue	$—	$37,268	$35,752	$—		$73,020
Cost of revenue	—	13,744	29,301	121,875	(b)	164,920

Gross profit (loss)	—	23,524	6,451	(121,875	)(b)	(91,900)
Selling, general and administrative expenses	—	666,831	7,064	—		673,895

Loss from operations	—	(643,307)	(613)	(121,875	)(b)	(765,795)
Interest income	—	2,302	—	—		2,302
Interest expense	—	(2,793)	—	—		(2,793)

Loss before income taxes	—	(643,798)	(613)	(121,875)		(766,286)
Income taxes	—	(800)	—	—		(800)

Net loss	$—	$(644,598)	$(613)	$(121,875)		$(767,086)

Net loss per common share— basic	$—	$(0.08)				$(0.16)

Net loss per common share— fully diluted	$—	$(0.02)				$(0.16)

Weighted average common shares outstanding—basic	—	8,461,706		(3,761,706	)(d)(g)	4,700,000

Weighted average common shares outstanding—fully diluted	—	29,916,390		(25,216,390	)(d)(h)	4,700,000

DIGITAL MUSIC GROUP, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

For the Year Ended December 31, 2004

1.	BASIS OF PRESENTATION

The accompanying unaudited pro forma combined financial statements present the pro forma combined balance sheet at December 31, 2004 and results of operations for the period from inception to December 31, 2004 of Digital Music Group, Inc. assuming the completion of the acquisition of Digital Musicworks International, Inc. and certain assets of Rio Bravo Entertainment LLC concurrent with, and as a condition to, the completion of this offering based upon the historical financial statements of Digital Music Group, Inc., Digital Musicworks International, Inc. and Rio Bravo Entertainment LLC Carve Out Segment, after considering the effect of the adjustments described in these footnotes. Digital Musicworks International, Inc. has been designated as the acquiror for accounting purposes.

The fair value of the assets of Rio Bravo Entertainment LLC purchased by Digital Music Group, Inc. will be determined upon completion of this offering. Management estimates that this fair value will be approximately $243,750. This amount will be amortized and expensed to costs of revenue by Digital Music Group, Inc. over the remaining terms of these assets, which are distribution agreements. These amounts will be amortized and expensed to cost of revenue on a straight-line basis over the remaining term of the agreements following the completion of this offering. A preliminary estimate by management of this amortization expense to cost of revenue will be approximately $30,469 per quarter for a period of two years subsequent to this offering.

The accompanying unaudited pro forma combined financial statements are presented for illustrative purposes only and do not give effect to any cost savings, revenue synergies or restructuring costs which may result from the integration of Digital Musicworks International, Inc. operations and certain assets of Rio Bravo Entertainment LLC. Further, actual results may be different from these unaudited pro forma combined financial statements.

2.	PRO FORMA ADJUSTMENTS

(a)	Represents the assets of Rio Bravo Entertainment LLC that will not be acquired by Digital Music Group, Inc. as part of the asset purchase agreement.

(b)	Represents the preliminary estimated fair value of the assets of Rio Bravo Entertainment LLC that will be acquired by Digital Music Group, Inc. as part of this offering. These amounts will be amortized over the term of the contract, generally 24 months.

(c)	Represents the liabilities of Rio Bravo Entertainment LLC that will not be assumed by Digital Music Group, Inc. as part of the asset purchase agreement.

(d)	Represents the 4,700,000 shares of Digital Music Group, Inc. issued and outstanding assuming 2,675,000 shares issued by Digital Music Group, Inc. through September 30, 2005, less 250,000 shares returned for no consideration in December 2005, and 2,250,000 and 25,000 shares issued as consideration for the completion of the acquisition of Digital Musicworks International, Inc. and certain assets of Rio Bravo Entertainment LLC, respectively, were issued and outstanding as of January 1, 2004.

(e)	Represents the estimated additional paid in capital as a result of the merger with Digital Musicworks International, Inc. and purchase of certain assets of Rio Bravo Entertainment LLC as part of this offering.

(f)	Represents the net assets (liabilities) of Rio Bravo Entertainment LLC Carve Out Segment that will not be acquired as part of the asset purchase agreement.

(g)	Represents the adjustment and elimination of the basic number of shares of common stock of Digital Musicworks International, Inc. which will be converted into 2,250,000 shares of Digital Music Group, Inc. upon consummation of the merger.

DIGITAL MUSIC GROUP, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

For the Year Ended December 31, 2004—(Continued)

(h)	Represents the adjustment and elimination of the fully diluted number of shares of Digital Musicworks International, Inc. which will be converted into 2,250,000 shares of Digital Music Group, Inc. upon consummation of the merger.

(i)	Represents subsequent collection of $25,000 subscriptions receivable for Series A convertible preferred stock of Digital Musicworks International, Inc.

3.	FEDERAL INCOME TAXES

The unaudited pro forma combined financial statements assume that the merger of Digital Music Group, Inc. and Digital Musicworks International, Inc. qualifies as a tax-free reorganization for federal income tax purposes.

DIGITAL MUSIC GROUP, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Digital Music Group, Inc.

Sacramento, California

We have audited the accompanying balance sheet of Digital Music Group, Inc. as of September 30, 2005, and the related statements of operations, stockholders’ equity (deficit) and cash flows for the period from April 11, 2005 (inception) to September 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Digital Music Group, Inc. as of September 30, 2005, and the results of its operations and its cash flows for the period from April 11, 2005 (inception) to September 30, 2005 in conformity with U.S. generally accepted accounting principles.

/s/    Perry-Smith LLP

Sacramento, California

November 4, 2005, except for
notes 4 and 5 as to which
the date is December 7, 2005

DIGITAL MUSIC GROUP, INC

BALANCE SHEET

September 30, 2005
Assets
Current assets:
Cash	$254,209
Deferred offering expenses	406,671

Total assets	$660,880

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$179,270
Interest payable to a related party	1,621
Note payable to a related party	500,000

Total current liabilities	680,891

Commitments and contingencies

Stockholders’ deficit:
Preferred stock, $.01 par value; 1,000,000 shares authorized; none issued and outstanding at September 30, 2005	—
Common stock, $.01 par value; 20,000,000 shares authorized; 2,675,000 issued and outstanding at September 30, 2005	26,750
Accumulated deficit	(46,761)

Total stockholders’ deficit	(20,011)

Total liabilities and stockholders’ deficit	$660,880

The accompanying notes are an integral part of these financial statements.

DIGITAL MUSIC GROUP, INC.

STATEMENT OF OPERATIONS

From April 11, 2005 (Inception) to September 30, 2005
Revenue	$—
Operating expenses	46,761

Loss from operations	(46,761)
Income taxes	—

Net loss	$(46,761)

Net loss per common share—basic and fully diluted	$(0.02)

Weighted average common shares outstanding—basic	2,038,372

Weighted average common shares outstanding—fully diluted	2,675,000

The accompanying notes are an integral part of these financial statements.

DIGITAL MUSIC GROUP, INC.

STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Common Stock		Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Issuance of common stock to founders at inception on April 11, 2005	1,900,000	$19,000	$—	$19,000
Issuance of common stock in August and September 2005	775,000	7,750	—	7,750
Net loss for the period from April 11, 2005 (inception) to September 30, 2005	—	—	(46,761)	(46,761)

Balances, September 30, 2005	2,675,000	$26,750	$(46,761)	$(20,011)

The accompanying notes are an integral part of these financial statements.

DIGITAL MUSIC GROUP, INC.

STATEMENT OF CASH FLOWS

From April 11, 2005 (Inception) to September 30, 2005
Cash flows from operations:
Net loss	$(46,761)
Adjustments to reconcile net loss to net cash used in operating activities:
Issuance of common stock for services	26,750
Changes in operating assets and liabilities:
Interest payable to a related party	1,621

Net cash used in operating activities	(18,390)

Cash flows from financing activities:
Payment of deferred expenses related to initial public offering	(227,401)
Proceeds from the issuance of note payable to a related party	500,000

Net cash provided by financing activities	272,599

Net increase in cash	254,209
Cash, beginning of period	—

Cash, end of period	$254,209

Supplement disclosure of non-cash financing transaction:
Deferred offering expenses in accounts payable	$179,270

The accompanying notes are an integral part of these financial statements.

DIGITAL MUSIC GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

1.    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Activity

Digital Music Group, Inc. (the “Company”) was incorporated in Delaware on April 11, 2005 as Online Music Corp. for the purpose of pursuing digital music opportunities, including the acquisition of digital music companies and the rights to digitally distribute music recordings. In September 2005, the Company changed its name to Digital Music Group, Inc.

The Company has not conducted any operations, and all activities to date have related to the proposed offering and the proposed acquisitions (see Note 5). All expenditures to date have been funded by advances from a company owned by a significant stockholder/director of the Company, and this company has committed to fund the organizational expenses and the offering costs (see Note 3). The Company is treating these costs as deferred offering expenses in the accompanying balance sheet. The Company is dependent upon the offering to execute the pending acquisitions and to repay its loans incurred to fund the offering costs. No assurances can be provided that the Company will successfully complete the offering or pending acquisitions or that the Company will be able to generate future operating revenue.

Management Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash consists of demand deposits. At September 30, 2005, the Company had deposits in excess of federally insured limits. The Company has not incurred losses on these deposits to date and does not expect to incur any losses based on the credit rating of the financial institution.

Fair Value of Financial Instruments

The carrying value of cash, accounts payable, accrued liabilities and note payable with near term maturity approximate their fair value.

Deferred Offering Expenses

Deferred offering expenses, comprised primarily of legal, printing, underwriting, accounting, filing, consulting and travel costs, represent costs associated with the Company’s initial public offering (the “IPO”) of common stock, which was in process as of the date of these financial statements. If the IPO is successfully completed, the deferred offering expenses will be charged against the gross proceeds received from such offering. If the IPO is not completed, the deferred offering expenses will be charged to expense.

Start Up Costs

Start up costs have been expensed as incurred.

DIGITAL MUSIC GROUP, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Income Taxes

The Company will file its federal and state income tax returns using the accrual method of accounting under which certain income and expenses are reported for tax purposes during different periods from which they are recorded for financial reporting purposes. The Company was formed in 2005 and accordingly no income tax returns have been filed as of September 30, 2005.

Share-Based Compensation

The Company elected early adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Compensation, which requires entities to recognize compensation expense in an amount equal to the estimated fair value of share-based awards and issuances, such as stock options and warrants granted to employees and non-employees. Equity instruments issued to employees and directors are measured at estimated fair value at the issuance date and expensed over the period in which the benefit is expected to be received, which is generally the vesting period. Equity instruments issued to non-employees in exchange for goods or services that are fully vested and non-forfeitable are measured at estimated fair value at the issuance date and expensed in the period in which the goods or services are received.

Net Loss Per Share

Basic net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period from April 11, 2005 (inception) to September 30, 2005. Management considers all shares issued to be nominal issuances and fully diluted net loss per share has been computed as if the issuance of all shares outstanding at September 30, 2005 had occurred as of April 11, 2005 (inception). The shares used in the fully diluted net loss per share computation for the period from April 11, 2005 (inception) to September 30, 2005 are comprised of all of the shares of common stock outstanding as of September 30, 2005.

2.    INCOME TAXES

The Company expects to generate a net operating loss carryforward during 2005, which would be available to reduce future federal and state taxable income. Any such loss carryforward would expire, if not utilized, in 2020 and 2015, respectively. At September 30, 2005, the Company had a deferred income tax asset of approximately $19,000 that has been fully offset by a valuation allowance.

3.    RELATED PARTY TRANSACTIONS

Note Payable

In August 2005, the Company entered into a $750,000 borrowing arrangement with a company owned by a stockholder/director of the Company in order to obtain funds to pay offering costs. Borrowings under this arrangement are without collateral and bear interest at the prime rate per annum (6.5% at September 30, 2005). As of September 30, 2005, the Company had drawn $500,000 under this arrangement, and the Company believes that this amount and the remaining credit will be sufficient to allow it to meet its obligations as they come due to complete the IPO. The note is due, with accrued interest, on the earlier of the completion of the IPO or February 28, 2006. If the Company fails to pay the note on or before its due date, the unpaid balance shall accrue interest at a rate of 9% per annum until paid. Interest expense for the period from April 11, 2005 (inception) to September 30, 2005 amounted to $1,621.

DIGITAL MUSIC GROUP, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Consulting Expenses

During the period from April 11, 2005 (inception) to September 30, 2005, the Company incurred consulting fees in the amount of $17,500 due to a stockholder/officer of the Company in connection with the IPO. At September 30, 2005, $7,500 has not yet been paid and is included in accounts payable in the balance sheet.

4.    CAPITAL STOCK

Common Stock

During the period from April 11, 2005 (inception) to September 30, 2005, the Company issued 2,675,000 shares of its common stock to officers, directors and employees with a fair value of $26,750, as determined by the Company’s Board of Directors, paid for in cash and non-cash consideration. In December 2005, certain stockholders contributed to the Company an aggregate of 250,000 shares of common stock for no consideration in connection with the amendment of the Digital Musicworks International, Inc. acquisition agreement and corresponding increase in the number of shares of common stock issuable thereunder.

The Company has reserved 2,275,000 shares of its common stock for issuance in connection with the acquisition of Digital Musicworks International, Inc. and certain assets of Rio Bravo Entertainment LLC described in Note 5.

Stock Dividend

In August 2005, the Company declared a 1,250 stock split in the form of a dividend. All share and per share data in the accompanying financial statements have been retroactively adjusted to reflect the stock dividend as though it had occurred as of April 11, 2005 (inception).

Stock Purchase Agreements

In August 2005, the Company entered into restricted stock purchase agreements with three of its senior executives, whereby the executives agreed to purchase an aggregate of 600,000 shares of the Company’s common stock for an aggregate purchase price of $2,000, determined to be fair value by the Company’s Board of Directors. The purchase price was paid for in cash and non-cash consideration. Pursuant to these agreements, the Company has an option to repurchase, at the lesser of the fair market value, as determined by the Company’s Board of Directors, or original purchase price per share, a certain number of the shares issued to them should they cease being employees, consultants, advisors or directors (a “Service Provider”) of the Company. The number of shares subject to this restriction is reduced on a pro-rata basis each month over 24 months so long as the executives remain a “Service Provider” to the Company. At September 30, 2005, 575,000 shares issued to the executives are subject to this restriction. In addition, the Company has a right of first refusal to purchase the executives’ shares should the executives wish to sell or otherwise transfer their shares at any time prior to (i) an IPO of the Company’s common stock or (ii) a change in control of the Company, as defined in the restricted stock purchase agreements.

In August 2005, the Company entered into a stock purchase agreement with an executive, whereby the executive agreed to purchase 75,000 shares of the Company’s common stock for a purchase price of $750, determined to be fair value by the Company’s Board of Directors. The purchase price was paid for in non-cash consideration. The Company has a right of first refusal to purchase the executive’s shares should the executive wish to sell or otherwise transfer his shares at any time prior to (i) an IPO of the Company’s common stock or (ii) a change in control of the Company, as defined in the stock purchase agreement.

DIGITAL MUSIC GROUP, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Incentive Stock Option Plan

In September 2005, the Company’s Board of Directors reserved 1,200,000 shares of the Company’s common stock for issuance under an incentive stock option plan to be adopted by the Company’s Board of Directors and approved by the Company’s stockholders prior to the completion of the Company’s IPO currently in process. The stock plan will provide for the grant of incentive stock options, with the meaning of Section 422 of the Internal Revenue Code, to employees and for the grant of nonstatutory stock options, stock appreciation rights and restricted stock to employees, directors and consultants.

5.    ACQUISITIONS

In September 2005, the Company entered into an agreement to acquire all of the outstanding common and preferred stock of Digital Musicworks International, Inc., including all shares that may be issued upon the exercise of outstanding options and warrants to purchase common stock of Digital Musicworks International, Inc., in exchange for 2,000,000 shares of the Company’s common stock. This agreement was amended in December 2005 to increase the number of shares issuable in the acquisition to 2,250,000 shares. The close of this transaction will be concurrent with the completion of a planned IPO of the Company’s common stock that is currently in process, and the merger agreement may be terminated if the IPO does not occur by February 28, 2006.

In September 2005, the Company entered into an agreement to acquire certain agreements for digital rights to music recordings and assume certain distribution agreements of Rio Bravo Entertainment LLC in exchange for 25,000 shares of the Company’s common stock. The close of this transaction will be concurrent with the completion of a planned IPO of the Company’s common stock that is currently in process, and the asset purchase agreement may be terminated if the IPO does not occur by February 28, 2006.

DIGITAL MUSICWORKS INTERNATIONAL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Digital Musicworks International, Inc.

Sacramento, California

We have audited the accompanying balance sheet of Digital Musicworks International, Inc. as of September 30, 2005 and December 31, 2004, and the related statements of operations, shareholders’ equity and cash flows for the nine months ended September 30, 2005 and the period from February 26, 2004 (inception) to December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Digital Musicworks International, Inc. as of September 30, 2005 and December 31, 2004, and the results of its operations and its cash flows for the nine months ended September 30, 2005 and the period from February 26, 2004 (inception) to December 31, 2004 in conformity with U.S. generally accepted accounting principles.

The accompanying statements of operations and cash flows of Digital Musicworks International, Inc. for the period from February 26, 2004 (inception) to September 30, 2004 were not audited by us and, accordingly, we do not express an opinion on them.

/s/    Perry-Smith LLP

Sacramento, California

December 7, 2005

DIGITAL MUSICWORKS INTERNATIONAL, INC.

BALANCE SHEETS

	December 31, 2004	September 30, 2005
Assets
Current assets:
Cash and cash equivalents	$735,837	$311,956
Accounts receivable	12,385	77,919
Current portion of advance royalties	21,000	397,000
Prepaid expenses and other current assets	15,980	5,501

Total current assets	785,202	792,376

Furniture and equipment, net	147,113	166,980
Digital music rights, net	176,174	757,494
Royalty advances, less current portion	85,717	643,454
Other assets	12,074	12,074

Total assets	$1,206,280	$2,372,378

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$23,979	$58,495
Accrued liabilities	34,530	38,055
Royalties payable	8,436	48,971
Payable to DMI Music Publishing, Inc.	8,801	—
Accrued compensation and benefits	8,323	19,567
Current portion of capital lease obligations	44,012	49,045

Total current liabilities	128,081	214,133

Capital lease obligations, less current portion	44,541	7,102

Total liabilities	172,622	221,235

Commitments and contingencies (Notes 3, 4 and 6)

Shareholders’ equity:
Convertible preferred stock, no par value, 21,000,000 shares authorized:
Series A—8,801,409 shares issued and outstanding at December 31, 2004 and September 30, 2005 (liquidation preference of $1,729,299 at December 31, 2004 and September 30, 2005)	1,695,496	1,695,496
Series B—no shares issued and outstanding at December 31, 2004; 9,241,565 shares issued and outstanding at September 30, 2005 (liquidation preference of $2,421,290 at September 30, 2005)	—	2,276,785
Common stock, no par value, 45,000,000 shares authorized: 8,589,166 shares issued and outstanding at December 31, 2004 and 8,607,166 shares issued and outstanding at September 30, 2005	6,479	6,929
Additional paid-in capital	1,281	131,017
Subscriptions receivable	(25,000)	(120,000)
Accumulated deficit	(644,598)	(1,839,084)

Total shareholders’ equity	1,033,658	2,151,143

Total liabilities and shareholders’ equity	$1,206,280	$2,372,378

The accompanying notes are an integral part of these financial statements.

DIGITAL MUSICWORKS INTERNATIONAL, INC.

STATEMENTS OF OPERATIONS

	Period from February 26, 2004 (Inception) to December 31, 2004	Period from February 26, 2004 (Inception) to September 30, 2004	Nine Months Ended September 30, 2005
		(Unaudited)
Revenue	$37,268	$11,703	$225,535
Cost of revenue	13,744	3,692	157,465

Gross profit	23,524	8,011	68,070
Selling, general and administrative expenses	666,831	216,428	1,128,577

Loss from operations	(643,307)	(208,417)	(1,060,507)
Interest income	2,302	381	3,635
Interest expense	(2,793)	—	(136,814)

Loss before income taxes	(643,798)	(208,036)	(1,193,686)
Income taxes	(800)	(800)	(800)

Net loss	$(644,598)	$(208,836)	$(1,194,486)

Net loss per common share—basic	$(0.08)	$(0.02)	$(0.14)

Net loss per common share—fully diluted	$(0.02)	$(0.01)	$(0.04)

Weighted average common shares outstanding—basic	8,461,706	8,454,470	8,591,803

Weighted average common shares outstanding—fully diluted	29,916,390	29,916,390	29,916,390

The accompanying notes are an integral part of these financial statements.

DIGITAL MUSICWORKS INTERNATIONAL, INC.

STATEMENT OF SHAREHOLDERS’ EQUITY

For the period from February 26, 2004 (Inception) to September 30, 2005

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Subscriptions Receivable	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
Issuance of shares of common stock to founders at inception on February 26, 2004	—	$—	—	$—	8,410,000	$3,200	$—	$—	$—	$3,200
Issuance of shares of common stock for cash	—	—			50,000	50	—	—	—	50
Stock-based compensation related to stock options and warrants issued to employees and consultants	—	—			—	—	1,281	—	—	1,281
Issuance of shares of Series A convertible preferred stock for cash, net of issuance costs of $25,000	8,801,409	1,695,496			—	—	—	—	—	1,695,496
Subscription receivable for purchase of Series A convertible preferred stock								(25,000)	—	(25,000)
Issuance of shares of common stock in connection with purchase of digital music rights	—	—			129,166	3,229	—	—	—	3,229
Net loss for the period from February 26, 2004 (inception) to December 31, 2004	—	—			—	—	—	—	(644,598)	(644,598)

Balances, December 31, 2004	8,801,409	1,695,496	—	—	8,589,166	6,479	1,281	(25,000)	(644,598)	1,033,658
Issuance of shares of Series B convertible preferred stock for cash and conversion of subordinated notes and accrued interest payable, net of issuance costs of $19,470			9,241,565	2,276,785			125,034			2,401,819
Subscriptions receivable for purchase of Series B convertible preferred stock								(120,000)		(120,000)
Cash received upon payment of subscription receivable								25,000		25,000
Stock-based compensation related to stock options and warrants issued to employees and consultants							4,702			4,702
Issuance of shares of common stock upon exercise of stock options					18,000	450				450
Net loss for the nine months ended September 30, 2005									(1,194,486)	(1,194,486)

Balances, September 30, 2005	8,801,409	$1,695,496	9,241,565	$2,276,785	8,607,166	$6,929	$131,017	$(120,000)	$(1,839,084)	$2,151,143

The accompanying notes are an integral part of these financial statements.

DIGITAL MUSICWORKS INTERNATIONAL, INC.

STATEMENTS OF CASH FLOWS

	Period from February 26, 2004 (Inception) to December 31, 2004	Period from February 26, 2004 (Inception) to September 30, 2004	Nine Months Ended September 30, 2005
		(Unaudited)
Cash flows from operations:
Net loss	$(644,598)	$(208,836)	$(1,194,486)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash charges to operations:
Depreciation and amortization of furniture and equipment	3,137	135	25,955
Amortization of digital music rights	3,040	211	22,525
Royalty expense applied to advance royalties	—	506	10,140
Write off of digital music rights and advance royalties	—	—	73,442
Share-based compensation related to stock options and warrants issued	1,281	—	4,702
Interest expense related to conversion of subordinated notes payable	—	—	127,239
Changes in operating assets and liabilities:
Accounts receivable	(12,385)	(4,763)	(65,534)
Prepaid expenses and other current assets	(15,980)	(7,500)	10,479
Accounts payable	23,979	20,866	34,516
Accrued liabilities	34,530	8,008	3,525
Royalties payable	8,436	2,650	40,535
Accrued compensation and benefits	8,323	25,752	11,244

Net cash used in operating activities	(590,237)	(162,971)	(895,718)

Cash flows from investing activities:
Purchases of furniture and equipment	(27,981)	(4,628)	(45,822)
Purchases of digital music rights	(175,985)	(69,183)	(632,287)
Payments of advance royalties	(106,717)	(52,292)	(988,877)
Deposits on office and capital leases	(12,074)	—	—

Net cash used in investing activities	(322,757)	(126,103)	(1,666,986)

Cash flows from financing activities:
Proceeds from the sale of preferred stock, net of offering costs	1,670,496	353,200	1,949,580
Proceeds from the sale of common stock	3,250	—	450
Collection on behalf of (payments to) DMI Publishing, Inc.	8,801	—	(8,801)
Proceeds from the issuance of subordinated notes payable	—	—	230,000
Payments on capital lease obligations	(33,716)	—	(32,406)

Net cash provided by financing activities	1,648,831	353,200	2,138,823

Net increase (decrease) in cash and cash equivalents	735,837	64,126	(423,881)
Cash and cash equivalents, beginning of period	—	—	735,837

Cash and cash equivalents, end of period	$735,837	$64,126	$311,956

Supplemental cash flow information:
Interest paid	$1,925	$—	$9,574

Supplemental disclosure of non-cash investing and financing transactions:
Purchase of furniture and equipment under capital lease obligations	$122,269	$—	$—

Issuance of shares of common stock in connection with purchase of digital music rights	$3,229	$—	$—

Conversion of notes payable and accrued interest into shares of Series B convertible preferred stock	$—	$—	$232,205

The accompanying notes are an integral part of these financial statements.

DIGITAL MUSICWORKS INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

Information as of September 30, 2004 and for the

period from February 26, 2004 (inception) to

September 30, 2004 is unaudited

1.    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Activity

Digital Musicworks International, Inc. (the “Company”) was incorporated in California on February 26, 2004 and maintains its corporate office in and conducts its operations from Sacramento, California. The Company owns or licenses the digital rights to music recordings and licenses or sub-licenses to online music stores, such as Apple’s iTunes Music Store, the rights to provide consumers the ability to purchase such music by electronic download.

Management Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market funds. At December 31, 2004 and September 30, 2005, the Company had deposits in excess of federally insured limits. The Company has not incurred losses on these deposits to date and does not expect to incur any losses based on the credit ratings of the financial institutions. Cash equivalents of approximately $728,200 and $276,500 at December 31, 2004 and September 30, 2005, respectively, consist of money market funds.

Significant Customers

One customer accounted for approximately 93%, 87% and 83% of the Company’s revenue for the periods from February 26, 2004 (inception) to September 30, 2004 and February 26, 2004 (inception) to December 31, 2004 and the nine months ended September 30, 2005, respectively. At December 31, 2004, four customers accounted for approximately 62%, 13% 12% and 11%, respectively, of the Company’s accounts receivable. At September 30, 2005, two customers accounted for approximately 77% and 11%, respectively, of the Company’s accounts receivable.

Industry Segments and Foreign Revenue

The Company operates in one industry segment, acquisition and distribution of digital music. Revenue from online music stores serving consumers in Europe accounted for approximately 6% and 7% of the Company’s total revenue for the period from February 26, 2004 (inception) to December 31, 2004 and the nine months ended September 30, 2005, respectively. There was no foreign revenue in the period from February 26, 2004 (inception) to September 30, 2004.

Fair Value of Financial Instruments

The carrying value of cash, cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates their fair value.

DIGITAL MUSICWORKS INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Information as of September 30, 2004 and for the

period from February 26, 2004 (inception) to

September 30, 2004 is unaudited

Furniture and Equipment

Furniture and equipment are stated at cost and depreciated over the estimated useful lives of the assets, ranging from three to eight years, using the straight-line method. Capital leases are recorded at the lower of fair market value or the present value of future minimum lease payments. Each of the Company’s capital leases has a $1 buy out option at the end of the initial non-cancelable lease term which the Company intends to exercise. Accordingly, assets under capital lease obligations are being depreciated using the straight-line method over the useful life of the assets, which exceeds the lease terms.

Digital Music Rights and Royalty Advances

In accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 50 (SFAS 50), Financial Reporting in the Record and Music Industry, the Company capitalizes the cost of acquiring catalogs of digital music rights and payments of advance royalties when the past performance and current popularity of the catalog provides a reasonable basis for estimating that such costs and advances will be recovered from future sales or licensing fees, as appropriate. Digital music rights acquired by the Company are amortized using the straight-line method over the shorter of the term of the related agreement or seven years, which management believes reasonably relates the amount of amortization to the revenue expected to be realized. Royalty advances will be recouped from the Company’s future royalty obligations resulting from the fees it receives from online music stores.

The Company reviews its capitalized Digital Music Rights and Royalty Advances whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such review indicates that the carrying amount of an asset exceeds the sum of its expected future cash flows, the asset’s carrying amount is written down to its estimated fair value. During the nine months ended September 30, 2005, the Company recorded a charge to cost of revenues of $73,442 to write off certain digital music rights acquired from and advance royalties paid to an artist under a contract entered into in January 2005 and terminated in July 2005.

Income Taxes

Deferred income taxes result primarily from temporary differences between financial and tax reporting. Deferred income tax assets and liabilities are determined based on the difference between the financial statement bases and the tax bases of assets and liabilities using enacted tax rates. A valuation allowance is established to reduce a deferred income tax asset to the amount that is expected to be realized.

Revenue Recognition

The Company licenses online music stores to provide consumers the ability to electronically download music recordings owned or controlled through licenses by the Company. The Company earns a fee related to each download transaction, as defined in the license agreements. Each online music store reports the number of downloads, generally on a monthly basis, pursuant to the license agreements and pays the Company at approximately the same time. The Company recognizes revenue related to such digital downloads in the month the transaction occurs.

DIGITAL MUSICWORKS INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Information as of September 30, 2004 and for the

period from February 26, 2004 (inception) to

September 30, 2004 is unaudited

Allowance for Doubtful Accounts

The Company establishes allowances for doubtful accounts based on credit profiles of licensees, current economic trends, contractual terms and conditions and historical payment experience, as well as for known or expected events. The Company has not experienced any bad debts since its inception. Accordingly, at December 31, 2004 and September 30, 2005, no allowance for doubtful accounts has been recorded.

Advertising Costs

The Company expenses advertising costs as incurred. For the period from February 26, 2004 (inception) to December 31, 2004, and the nine months ended September 30, 2005, advertising expense was $26,886 and $81,965, respectively. There was no advertising expense for the period from February 26, 2004 (inception) to September 30, 2004.

Share-Based Compensation

The Company elected early adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Compensation, which requires entities to recognize compensation expense in an amount equal to the estimated fair value of share-based awards and issuances, such as stock options and warrants granted to employees and non-employees. Equity instruments issued to employees are measured at estimated fair value at the issuance date and expensed in the periods over which the benefit is expected to be received, which is generally the vesting period. Equity instruments issued to non-employees in exchange for goods or services that are fully vested and non-forfeitable are measured at estimated fair value at the issuance date and expensed in the period in which the goods or services are received.

The Company recorded a non-cash charge of $1,281 and $4,702 as a component of selling, general and administrative expenses related to share-based arrangements for the periods from February 26, 2004 (inception) to December 31, 2004 and the nine months ended September 30, 2005, respectively. There were no such non-cash charges for the period from February 26, 2004 (inception) to September 30, 2004.

Net Loss Per Share

Basic net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the periods from February 26, 2004 (inception) to September 30, 2004 and February 26, 2004 (inception) to December 31, 2004, and the nine months ended September 30, 2005. Management considers all shares issued to be nominal issuances and fully diluted net loss per share has been computed as if all shares, including common stock equivalents, outstanding as of December 7, 2005 had been issued as of February 26, 2004 (inception). Common stock equivalents consist of outstanding options and warrants to purchase shares of common stock, convertible notes payable and convertible preferred stock.

DIGITAL MUSICWORKS INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Information as of September 30, 2004 and for the

period from February 26, 2004 (inception) to

September 30, 2004 is unaudited

The number of shares used in the fully diluted net loss per share computation is calculated as follows:

	Period from February 26, 2004 (Inception) to		Nine Months Ended September 30, 2005
	September 30, 2004	December 31, 2004
Common shares outstanding	8,589,166	8,589,166	8,607,166
Common stock equivalents:
Options to purchase common stock	45,000	381,000	968,425
Options granted subsequent to end of period, net	1,136,425	800,425	195,000
Warrants to purchase common stock	190,610	190,610	190,610
Series A convertible preferred stock	8,801,409	8,801,409	8,801,409
Series B convertible preferred stock	11,153,780	11,153,780	11,153,780

Common shares outstanding—fully diluted	29,916,390	29,916,390	29,916,390

2.    FURNITURE AND EQUIPMENT

Furniture and equipment comprise the following at:

	December 31, 2004	September 30, 2005
Computers and office equipment	$23,619	$69,441
Furniture and fixtures	4,363	4,363
Equipment under capital lease obligations	122,268	122,268

Furniture and equipment, at cost	150,250	196,072
Less accumulated depreciation and amortization	(3,137)	(29,092)

	$147,113	$166,980

Depreciation expense for the Company’s furniture and equipment totaled $135, $3,137 and $25,955 for the periods from February 26, 2004 (inception) to September 30, 2004 and February 26, 2004 (inception) to December 31, 2004 and the nine months ended September 30, 2005, respectively, of which $1,949 and $17,509 related to equipment under capital lease obligations, respectively. There was no depreciation expense related to equipment under capital lease obligations for the period from February 26, 2004 (inception) to September 30, 2004.

3.    DIGITAL MUSIC RIGHTS

During the period from February 26, 2004 (inception) to September 30, 2005, the Company has acquired digital music rights from record labels, artists and other owners of such rights to various catalogs of music. Depending on the arrangement, the Company either pays for the production of the original music recording or pays for the digital music rights acquired, generally as the tracks of music are received from the content owner. The Company is not obligated to pay for any tracks not delivered by the seller.

In July 2004, in connection with the acquisition of the digital rights to a catalog of music, the Company issued 129,166 shares of common stock with a fair value of $3,229, as determined by the Company’s Board of

DIGITAL MUSICWORKS INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Information as of September 30, 2004 and for the

period from February 26, 2004 (inception) to

September 30, 2004 is unaudited

Directors. At September 30, 2005, the Company is obligated to pay up to approximately $566,000 upon the delivery of music recordings in the next twelve months pursuant to the purchase agreements.

Digital music rights comprise the following at:

	December 31, 2004	September 30, 2005
Digital music rights	$179,214	$783,059
Less accumulated amortization	(3,040)	(25,565)

	$176,174	$757,494

Amortization expense was $211, $3,040 and $22,525 for the periods from February 26, 2004 (inception) to September 30, 2004 and February 26, 2004 (inception) to December 31, 2004 and the nine months ended September 30, 2005.

4.    ROYALTY ADVANCES

During the period from February 26, 2004 (inception) to September 30, 2005, the Company licensed the digital rights to certain music catalogs. The license agreements have initial terms ranging from seven to ten years and grant the Company the right to extend them for one additional term equal to the initial term. Pursuant to the license agreements, the Company typically pays advance royalties that are to be recouped from the licensors’ share of future revenue which range from 25% to 50% of gross or net receipts, as defined in the agreements. At September 30, 2005, the Company is obligated to pay $850,000 in advance royalties as the music tracks under license are received from the licensor and to pay an additional $450,000 in equal quarterly installments over ten years commencing in February 2006 as additional advances against future royalties.

5.    SUBORDINATED CONVERTIBLE NOTES PAYABLE

In June 2005, the Company issued an aggregate of $230,000 of subordinated convertible notes payable. The notes bore interest at a rate of 5% per annum with principle and related accrued interest due in June 2008. In addition, the notes, which were automatically convertible into shares of the Company’s stock in the event of a qualified equity financing, as defined in the notes, granted the noteholders a discount from the issuance price of such shares ranging from 35% to 40% depending on the timing of such qualified equity financing. In September 2005, in connection with the closing of the Company’s Series B convertible preferred stock financing, the principle amount of the notes plus accrued interest payable of $2,205 were automatically converted into 1,363,510 shares, including 477,228 shares relating to the beneficial discount of 35% realized by the noteholders, of the Company’s Series B convertible preferred stock. The beneficial shares had a fair value of $125,034 that was charged to interest expense in September 2005.

6.    LEASES

Operating Lease

At September 30, 2005, the Company leased its office facility under a non-cancelable sub-lease that expired on October 31, 2005. In October 2005, the Company entered into a new lease, effective upon the expiration of its

DIGITAL MUSICWORKS INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Information as of September 30, 2004 and for the

period from February 26, 2004 (inception) to

September 30, 2004 is unaudited

sub-lease, for its office facility that expires on December 31, 2006. Monthly rent under the new lease is $6,556. The Company has the right to terminate the lease on February 28, 2006 under certain circumstances as set forth in the lease agreement. Rent expense totaled $8,360, and $50,157 for the period from February 26, 2004 (inception) to December 31, 2004 and the nine months ended September 30, 2005, respectively. There was no rent expense for the period from February 26, 2004 (inception) to September 30, 2004. Minimum annual rent payments for the twelve months ending September 30, 2006 and the three month period from October 1, 2006 to December 31, 2006 aggregate $77,789 and $19,668, respectively.

Capital Leases

The Company leases certain of its computers and office equipment under capital leases with interest rates ranging from 14% to 15% per annum. Future minimum lease payments for assets under capital lease obligations at September 30, 2005 are as follows:

Year Ended September 30,
2006	$54,012
2007	7,219

Total minimum lease payments	61,231
Less amount representing interest	(5,084)

Capitalized lease obligations	56,147
Less current portion	(49,045)

Long-term portion of capital lease obligations	$7,102

7.    INCOME TAXES

Income taxes are comprised of the following:

	Period from February 26, 2004 (Inception) to December 31, 2004	Period from February 26, 2004 (Inception) to September 30, 2004	Nine Months Ended September 30, 2005
Current:
Federal	$—	$—	$—
State	800	800	800

Total current	800	800	800

Deferred:
Federal	(199,781)	(62,607)	(367,491)
State	(56,901)	(17,779)	(104,891)

Total deferred	(256,682)	(80,386)	(472,382)
Valuation allowance	256,682	80,386	472,382

Net deferred	—	—	—

Income taxes	$800	$800	$800

DIGITAL MUSICWORKS INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Information as of September 30, 2004 and for the

period from February 26, 2004 (inception) to

September 30, 2004 is unaudited

The Company reports certain expenses for tax purposes in different periods than they are recorded for financial reporting purposes. These timing differences give rise to deferred income tax assets and liabilities. Net deferred income tax assets totaling $256,682, $80,386 and $729,064 at December 31, 2004, September 30, 2004 and September 30, 2005, respectively, have been fully offset by a valuation allowance due to the uncertainty of their ultimate realizability.

The temporary timing differences that give rise to the deferred income tax assets and liabilities are as follows at:

	December 31, 2004	September 30, 2005
Deferred income tax assets:
Net operating loss carryforward	$306,131	$814,630
Federal tax benefit of state deferred income taxes	(19,346)	(55,010)
Accrued vacation	3,429	6,198

Total deferred income tax assets	290,214	765,818
Deferred income tax liabilities:
Depreciation and amortization	(33,532)	(36,754)

Net deferred income tax assets	256,682	729,064
Valuation allowance	(256,682)	(729,064)

Net deferred income tax assets	$—	$—

At September 30, 2005, the Company had federal and state net operating loss carryforwards of approximately $1,930,000 and $1,795,000, respectively, available to reduce future taxable income. If not utilized to reduce taxable income, the federal net operating loss carryforward expires in 2019 and the state net operating loss carryforward expires in 2015.

Under the provisions of the Internal Revenue Code (the “Code”), the amount and benefit from net operating loss carryforwards may be limited in certain circumstances, including, but not limited to, a cumulative stock ownership change of more than 50% over a three year period, as defined in the Code.

Income taxes differs from the amount computed by applying the U.S. federal statutory tax rate (34%) to loss before income taxes as follows:

	Period from February 26, 2004 (Inception) to December 31, 2004	Period from February 26, 2004 (Inception) to September 30, 2004	Nine Months Ended September 30, 2005
Federal income tax benefit	$(218,891)	$(71,004)	$(405,853)
State income tax benefit, net of federal effect	(37,562)	(12,112)	(69,644)
Change in valuation allowance	256,682	80,386	472,382
Other, net	571	3,530	3,915

	$800	$800	$800

DIGITAL MUSICWORKS INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Information as of September 30, 2004 and for the

period from February 26, 2004 (inception) to

September 30, 2004 is unaudited

8.    CAPITAL STOCK

Authorized Shares

In September 2005, in conjunction with the issuance of the Company’s Series B convertible preferred stock, the Company’s shareholders approved an amendment to the Company’s articles of incorporation increasing the total number of shares of common and preferred stock the Company is authorized to issue to 45,000,000 shares and 21,000,000 shares, respectively.

Preferred Stock

Series A Convertible Preferred Stock

During 2004, the Company issued an aggregate of 8,801,409 shares of Series A convertible preferred stock at a per share price of $0.1964798 and received cash proceeds of $1,670,496, net of offering costs of $25,000 and $8,801 collected on behalf of DMI Publishing, Inc., an affiliated company, and a subscription receivable for $25,000, which was collected in January 2005.

The Series A shareholders have a preference to receive non-cumulative dividends at a rate of $0.0098 per share, if declared by the Company’s Board of Directors. The Series A shareholders have a preference to any distribution of the Company’s assets on a pro-rata basis with the Series B shareholders up to a maximum of $0.1964798 per share. After receiving their liquidation preference, the Series A shareholders are entitled to receive, on a pro-rata basis with the Series B and Common shareholders (on an as converted to common stock basis), a maximum of three times, including the amount received as their liquidation preference, their investment in the Series A shares. Each share of Series A preferred stock has voting rights similar to common stock and is convertible into common stock on a share for share basis under certain circumstances.

Series B Convertible Preferred Stock

In September 2005, the Company issued 9,241,565 shares of its Series B convertible preferred stock at $0.262 per share in exchange for cash of $1,924,580, net of offering costs of $19,470, the conversion of $232,205 of subordinated convertible notes payable and related accrued interest payable and subscriptions receivable of $120,000, which was subsequently collected. In December 2005, the Company issued an additional 1,912,215 shares of its Series B convertible preferred stock in a subsequent closing under the existing Series B convertible preferred stock purchase agreement for gross proceeds of $501,000.

The Series B shareholders have a preference to receive non-cumulative dividends at a rate of $0.013 per share, if declared by the Company’s Board of Directors. The Series B shareholders have a preference to any distribution of the Company’s assets on a pro-rata basis with the Series A shareholders up to a maximum of $0.262 per share. After receiving their liquidation preference, the Series B shareholders are entitled to receive, on a pro-rata basis with the Series A and Common shareholders (on an as converted to common stock basis), a maximum of three times, including the amount received as their liquidation preference, their investment in Series B shares. Each share of Series B preferred stock has voting rights similar to common stock and is convertible into common stock on a share for share basis under certain circumstances.

DIGITAL MUSICWORKS INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Information as of September 30, 2004 and for the

period from February 26, 2004 (inception) to

September 30, 2004 is unaudited

Common Stock

Pursuant to restricted stock purchase agreements with the founders of the Company, the Company has an option to repurchase, at the lower of fair value, as determined by the Company’s Board of Directors, or the original per share value of $0.001, a certain number of the shares issued to such founders should they cease being employees, consultants, advisors or directors of the Company prior to March 2007. The number of shares subject to this restriction is reduced each month that the founders remain a “Service Provider”, as defined in the agreements, to the Company. In addition, should the Company terminate the founders’ employment within twelve months after a change of control of the Company, as defined in the agreements, an additional 1,401,661 of the restricted shares will be released from the restriction. At September 30, 2005, 2,102,500 shares issued to the founders are subject to this restriction.

In addition, the Company has the right of first refusal to repurchase the shares of the founders’ common stock that are not restricted, the 50,000 shares of common stock issued to consultants in connection with its formation and the 129,166 shares of common stock issued in conjunction with the Company’s acquisition of certain digital rights to a catalog of music should such holders wish to sell their shares. At September 30, 2005, an aggregate of 5,435,416 shares of common stock are subject to the Company’s right of first refusal.

At September 30, 2005, an aggregate of 19,717,584 shares of the Company’s authorized but unissued common stock is reserved for issuance upon the exercise of stock options and warrants and the conversion of the Series A and Series B preferred stock.

9.    STOCK OPTIONS

The Company has a Stock Plan (the “Plan”) under which 1,500,000 shares of common stock have been reserved for issuance to employees, directors and consultants. Under the Plan, options are granted at fair value, as determined by the Company’s Board of Directors, vest over periods ranging from immediately to four years and are exercisable for periods not exceeding ten years from the date of grant.

The Company has computed compensation cost of the options granted under the Plan using the fair value method, whereby the fair value of each option grant is estimated on the date of grant utilizing the Black-Scholes fair value model with the following assumptions: (a) expected life of approximately six years; (b) risk-free interest rate of 4.5%; (c) 0% dividend yield; (d) volatility of 75%; and (e) a stock price of $0.025 per share. The weighted average estimated fair value of the options granted during the period from February 26, 2004 (inception) to December 31, 2004 and during the nine months ended September 30, 2005 was $.02. During the period from February 26, 2004 (inception) to December 31, 2004 and the nine months ended September 30, 2005, the Company charged net compensation costs of $426 and $3,342, respectively, related to the vesting of options granted in 2004 and 2005, as a component of selling, general and administrative expenses.

DIGITAL MUSICWORKS INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Information as of September 30, 2004 and for the

period from February 26, 2004 (inception) to

September 30, 2004 is unaudited

A summary of stock option activity in the period from February 26, 2004 (inception) to September 30, 2005 is set forth below:

	Shares of Common Stock		Weighted- Average Exercise Price Per Share
	Available for Option	Under Option
Shares reserved at inception of Plan	1,500,000	—
Options granted	(381,000)	381,000	$.025

Balance, December 31, 2004	1,119,000	381,000
Options granted	(899,425)	899,425	.025
Options exercised	—	(18,000)	.025
Options cancelled	294,000	(294,000)	.025

Balance, September 30, 2005	513,575	968,425

Options exercisable at September 30, 2005		119,675	$.025

During the period from February 26, 2004 (inception) to December 31, 2004, no options were exercised and none expired or were cancelled.

The remaining weighted average exercise period of options outstanding at September 30, 2005 was approximately 9.5 years.

10.    WARRANTS

The Company issued warrants to purchase an aggregate of 215,000 and 70,359 shares of common stock in exchange for legal and consulting services during the period from February 26, 2004 (inception) to December 31, 2004 and the nine months ended September 30, 2005, respectively.

In March 2004, in connection with its incorporation, the Company issued a warrant to purchase 40,000 shares of its common stock at an exercise price of $0.001 per share. The warrant is exercisable at any time prior to the earlier of (i) a change in control of the Company or (ii) March 21, 2014.

In August 2004, the Company issued a warrant to purchase 50,000 shares of its common stock to a consultant at an exercise price of $0.30 per share. The warrant is exercisable at any time prior to (i) a change in control of the Company; (ii) an IPO; or (iii) August 1, 2009. On October 1, 2004, the exercise price of the warrant was reduced to $0.10 per share and the original warrant was replaced with an amended warrant with the same vesting and exercise terms as the original.

In November 2004, the Company issued a warrant to purchase 125,000 shares of its common stock to a consultant at an exercise price of $0.025 per share. The warrant is exercisable pursuant to a monthly vesting schedule over twelve months from the date the warrant holder commenced service to the Company as a member of its board of advisors. The warrant is exercisable, to the extent vested, at any time prior to (i) a change in control of the Company; (ii) an IPO; or (iii) November 1, 2009. At December 31, 2004, warrants to purchase 10,417 shares were vested. In February 2005, the consultant’s relationship with the Company terminated and the consultant forfeited his right to purchase 93,749 shares of common stock under the warrant.

DIGITAL MUSICWORKS INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Information as of September 30, 2004 and for the

period from February 26, 2004 (inception) to

September 30, 2004 is unaudited

In February 2005, the Company issued a warrant to purchase 20,359 shares of its common stock to a consultant at an exercise price of $0.025 per share. The warrant is exercisable at any time prior to (i) a change in control of the Company; (ii) an IPO; or (iii) February 27, 2010.

In February 2005, the Company issued a warrant to purchase 25,000 shares of its common stock to its law firm at an exercise price of $0.025 per share. The warrant is exercisable at any time prior to (i) a change in control of the Company or (ii) February 16, 2015.

In August 2005, the Company issued a warrant to purchase 25,000 shares of its common stock to its law firm at an exercise price of $0.025 per share. The warrant is exercisable at any time prior to (i) a change in control of the Company or (ii) August 29, 2015.

The warrants have been valued in accordance with the provisions of FAS 123 (R), whereby the Company has computed compensation cost of the warrants using the Black-Scholes fair value method. The fair value of each warrant is estimated on the date of grant using the following assumptions: (a) expected life ranging between 5 and 10 years; (b) risk-free interest rate of 4.5%; (c) 0% dividend yield; (d) volatility of 75%; and (e) a stock price of $0.025 per share. The weighted average fair value of the warrants granted during the period from February 26, 2004 (inception) to December 31, 2004 and the nine months ended September 30, 2005 was $.02. During the period from February 26, 2004 (inception) to December 31, 2004 and the nine months ended September 30, 2005, the Company recorded legal and consulting costs of $855 and $1,360, respectively, related to the warrants issued in 2004 and 2005, as a component of selling, general and administrative expenses.

11.    MERGER WITH DIGITAL MUSIC GROUP, INC.

In September 2005, the Company executed a merger agreement, as amended in December 2005, whereby the Company agreed to merge with Digital Music Group, Inc. (“DMG”). The Company’s shareholders will receive an aggregate of 2,250,000 shares of DMG common stock in exchange for all of their common and preferred stock, including shares issued upon the exercise of all outstanding stock options and warrants. The transaction is scheduled to close on the effective date of DMG’s initial public offering (“IPO”) of its common stock. This merger agreement may be terminated if the IPO does not occur on or before February 28, 2006.

RIO BRAVO ENTERTAINMENT LLC CARVE OUT SEGMENT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members

Rio Bravo Entertainment LLC

Austin, Texas

We have audited the accompanying carve out balance sheet of Rio Bravo Entertainment LLC as of December 31, 2004, and the related carve out statements of operations and retained earnings (accumulated deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these carve out financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the carve out financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the carve out financial statements referred to above present fairly, in all material respects, the financial position of Rio Bravo Entertainment LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying carve out balance sheet of Rio Bravo Entertainment LLC as of September 30, 2005, and the related carve out statements of operations and retained earnings (accumulated deficit) and cash flows for the nine months ended September 30, 2004 and 2005 were not audited by us and, accordingly, we do not express an opinion on them.

/s/    Perry-Smith LLP

Sacramento, California

December 6, 2005

RIO BRAVO ENTERTAINMENT LLC

CARVE OUT BALANCE SHEETS

	December 31, 2004	September 30, 2005
		(Unaudited)
Assets
Current assets:
Cash	$12,212	$96,197
Accounts receivable	7,376	29,745

Total assets	$19,588	$125,942

Liabilities and Members’ Equity (Deficit)
Current liabilities:
Royalties payable	$20,201	$83,938

Commitments and contingencies

Members’ equity (deficit):
Retained earnings (accumulated deficit)	(613)	42,004

Total liabilities and members’ equity (deficit)	$19,588	$125,942

The accompanying notes are an integral part of these financial statements.

RIO BRAVO ENTERTAINMENT LLC

CARVE OUT STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (ACCUMULATED DEFICIT)

	For the Year Ended December 31, 2004	For the Nine Months Ended September 30,
		2004	2005
		(Unaudited)	(Unaudited)
Revenue	$35,752	$12,411	$233,553
Cost of revenue	29,301	9,892	179,465

Gross profit	6,451	2,519	54,088
Selling, general and administrative expenses	7,064	2,652	11,471

Net income (loss)	(613)	(133)	42,617

Retained earnings (accumulated deficit):
Beginning of the period	—	—	(613)

End of the period	$(613)	$(133)	$42,004

The accompanying notes are an integral part of these financial statements.

RIO BRAVO ENTERTAINMENT LLC

CARVE OUT STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2004	For the Nine Months Ended September 30,
		2004	2005
		(Unaudited)	(Unaudited)
Cash flows from operations:
Net income (loss)	$(613)	$(133)	$42,617
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Changes in operating assets and liabilities:
Accounts receivable	(7,376)	(6,100)	(22,369)
Royalties payable	20,201	3,437	63,737
Due to Rio Bravo Entertainment LLC	—	2,796	—

Net cash provided by operating activities	12,212	—	83,985
Cash, beginning of period	—	—	12,212

Cash, end of period	$12,212	$—	$96,197

The accompanying notes are an integral part of these financial statements.

RIO BRAVO ENTERTAINMENT LLC

NOTES TO CARVE OUT FINANCIAL STATEMENTS

Information as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005 is unaudited

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Activity

Rio Bravo Entertainment LLC (the “Company”), doing business as Psychobaby, a Delaware limited liability company, was formed in 1998. The Company’s headquarters and operations are in Austin, Texas. In 2004, the Company began licensing, for a specified time ranging from one to two years, the digital rights to music recordings and sub-licensing to online music stores, such as Apple’s iTunes, the rights to provide consumers the ability to electronically download such music recordings.

Basis of Presentation

The Company operates in two industry segments: digital music sales and recorded music sales. The accompanying financials statements include only the assets, liabilities and operations related to the digital music segment (“Carve Out Segment”) from the commencement of such operations in March 2004. Selling, general and administrative expenses comprise expenses directly attributable to digital music operations and an allocation of corporate expenses not directly attributable to digital music operations. The cost allocation is based on the relationship of digital music revenue to the Company’s total revenue, which, in management’s opinion, reasonably reflects the costs incurred related to digital music operations.

Management Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash consists of demand deposits.

Significant Customer

One customer accounted for 99% and 92% of revenue for the nine months ended September 30, 2004 and 2005, respectively. One customer accounted for 99% of revenue for the year ended December 31, 2004. One customer accounted for 99% and 92% of accounts receivable at December 31, 2004 and September 30, 2005, respectively.

Fair Value of Financial Instruments

The carrying value of cash, accounts receivable and accounts payable and accrued liabilities approximates their fair value.

Income Taxes

Because the Company is a limited liability company, the members are responsible for any federal and state income tax liabilities relating to its operations; accordingly, no income taxes have been reflected for the Carve Out Segment.

RIO BRAVO ENTERTAINMENT LLC

NOTES TO CARVE OUT FINANCIAL STATEMENTS—(Continued)

Information as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005 is unaudited

Revenue Recognition

The Carve Out Segment licenses online music stores to provide consumers the ability to electronically download music recordings controlled through licenses by the Carve Out Segment. The Carve Out Segment earns a fee related to each download transaction, as defined in the license agreements. Each online music store reports the number of downloads, generally on a monthly basis, pursuant to the license agreements and pays the Carve Out Segment at approximately the same time. The Carve Out Segment recognizes revenue related to such digital downloads in the month the transaction occurs.

Royalties Payable

Concurrently with recognition of revenue, the related royalty payment is recognized as an expense and included in cost of revenue for the period.

Advertising Costs

The Carve Out Segment expenses advertising costs as incurred. Advertising costs were $102, $493 and $211 for the nine months ended September 30, 2004 and 2005 and the year ended December 31, 2004, respectively.

2.    RELATED PARTY TRANSACTION

During the nine months ended September 30, 2004 and 2005 and the year ended December 31, 2004, the Carve Out Segment paid management fees to Rees Associates LLC, a company owned by its majority member, of approximately $1,300, $800 and $3,100, respectively.

3.    FOREIGN REVENUE

Revenue from online music stores serving consumers in Europe accounted for approximately 11%, 23% and 21% of the Carve Out Segment’s total revenue for the nine months ended September 30, 2004 and 2005 and the year ended December 31, 2004, respectively.

4.    SALE OF CARVE OUT SEGMENT TO DIGITAL MUSIC GROUP, INC.

In August 2005, the Company entered into an agreement to sell its digital music rights operations, consisting of digital recording licenses and related royalty obligations, to Digital Music Group, Inc. (“DMG”), a Delaware corporation, in exchange for 25,000 shares of DMG’s common stock. The transaction is scheduled to close on the effective date of DMG’s initial public offering (“IPO”) of common stock. This asset purchase agreement may be terminated if the IPO does not occur on or before February 28, 2006.

Through and including February 27, 2006 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.

3,900,000 Shares

Common Stock

PROSPECTUS

I-Bankers Securities, Inc.	FTN Midwest Securities Corp.

February 2, 2006